Form 20-F
period 2000-12-31
EGANAGOLDPFEIL HOLDINGS LTD
filed 2001-08-02
CIK 1046191

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2000.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from                 to
                                     --------------    --------------

                         Commission file number: 0-29448

                        EGANAGOLDPFEIL (HOLDINGS) LIMITED
             (Exact name of Registrant as specified in its charter)


             ------------------------------------------------------
                 (Translation of Registrant's name into English)

                                 Cayman Islands
                 (Jurisdiction of incorporation or organization)

   Block C, 11th Floor, Hong Kong Industrial Centre, 489-491 Castle Peak Road,
                       Cheung Sha Wan, Kowloon, Hong Kong
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                         Section 12(b) of the Act: None

              Securities registered or to be registered pursuant to
                            Section 12(g) of the Act:

            Ordinary Shares Represented by American Depository Shares
                     (HK$0.10 par value per Ordinary Share)
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                   17,478 ADSs

                         11,325,472,648 Ordinary Shares

                                   0 Warrants

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             [X]Yes     [ ] No

     Indicate by check mark which financial statement item the registrant has elected to follow.

                             [X]Item 17 [ ] Item 18

     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections, 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

     NOT APPLICABLE

================================================================================

                                TABLE OF CONTENTS

                                                                              PAGE NO.
                                                                           --------------
                                     PART I
Item 1.   Identity of Directors, Senior Management and Advisers            Not Applicable

Item 2.   Offer Statistics and Expected Timetable                          Not Applicable

Item 3.   Key Information                                                  5

          A. Selected Financial Data                                       5

          B. Capitalization and Indebtedness                               Not Applicable

          C. Reasons for the Offer and Use of Proceeds                     Not Applicable

          D. Risk Factors                                                  8

Item 4.   Information on the Company                                       12

          A. History and Development of the Company                        12

          B. Business Overview                                             14

          C. Organizational Structure                                      24

          D. Property, Plants and Equipment                                26

Item 5.   Operating and Financial Review and Prospects                     27

          A. Operating Results                                             27

          B. Liquidity and Capital Resources                               30

          C. Research and Development, Patents and Licenses etc.           32

          D. Trend Information                                             32

Item 6.   Directors, Senior Management and Employees                       33

          A. Directors and Senior Management and Employees                 33

          B. Compensation                                                  34

          C. Board Practices                                               35

          D. Employees                                                     36

          E. Share ownership                                               36

Item 7.   Major Shareholders and Related Party Transactions                37

          A. Major Shareholders                                            37

          B. Related Party Transactions                                    37

          C. Interests of Experts and Counsel                              Not Applicable

Item 8.   Financial Information                                            38

          A. Consolidated Statements and Other Financial Information       38

          B. Significant Changes                                           38

Item 9.   The Offer and Listing                                            38

          A. Offer and Listing Details                                     38

          B. Plan of Distribution                                          Not Applicable

          C. Markets                                                       40

          D. Selling Shareholders                                          Not Applicable

          E. Dilution                                                      Not Applicable

          F. Expenses of the Issue                                         Not Applicable

Item 10.  Additional Information                                           40

          A. Share Capital                                                 Not Applicable

          B. Memorandum and Articles of Association                        40

          C. Material Contracts                                            41

          D. Exchange Controls                                             42

          E. Taxation                                                      42

          F. Dividends and Paying Agents                                   Not Applicable

          G. Statements by Experts                                         Not Applicable

          H. Documents on Display                                          43

          I. Subsidiary Information                                        Not Applicable

Item 11.  Quantitative and Qualitative Disclosures About Market Risk       44

Item 12.  Description of Securities Other than Equity Securities           Not Applicable


                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies                  45

Item 14.  Material Modifications to the Rights of Security Holders and
           Use of Proceeds                                                 45

Item 15.                                                                   Reserved

Item 16.                                                                   Reserved


                                    PART III

Item 17.  Financial Statements                                             46

Item 18.  Financial Statements                                             46

Item 19.  Exhibits                                                         46

SIGNATURES                                                                 47

                                     PART I


ITEM 1 -- IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.


ITEM 2 -- OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.


ITEM 3 -- KEY INFORMATION


     A. SELECTED FINANCIAL DATA

     The following table sets forth selected financial and operating information for EganaGoldpfeil (Holdings) Limited (the "Company" or "Egana") for each of the five years ended December 31, 1996, 1997, 1998, 1999 and 2000. You should read this selected consolidated financial and operating information in conjunction with Item 5: Operating and Financial Review and Prospects and the Financial Statements in Item 17. The Company prepares its financial statements in Hong Kong dollars and in accordance with generally accepted accounting principles in Hong Kong ("HK GAAP"), which differs in certain material respects with generally accepted accounting principles in the United States of America ("US GAAP"). For a discussion of the significant differences and a reconciliation between HK GAAP and US GAAP, see Note 33 to the Company's Consolidated Financial Statements for the years ended December 31, 1998, 1999 and 2000, which are included under Item 17 of this annual report.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                  (IN THOUSANDS OF HK$, EXCEPT PER SHARE DATA)


                                                                                YEARS ENDED DECEMBER 31
                                                         ---------------------------------------------------------------------
                                                           1996              1997           1998          1999         2000
                                                         ---------        ---------      ----------    ----------   ----------
INCOME STATEMENT DATA:
Turnover                                                 1,316,171        1,399,465       1,689,685     2,542,438    2,454,236
Cost of sales                                             (733,871)        (876,460)     (1,051,832)   (1,552,757)  (1,507,331)
                                                         ---------        ---------      ----------    ----------   ----------
Gross profit                                               582,300          523,005         637,853       989,681      946,905
Selling, general and administrative expenses              (491,984)        (449,872)       (569,372)     (795,961)    (820,353)
Interest expenses                                          (63,259)         (49,867)        (58,058)      (71,029)     (66,506)
Interest income                                             17,562           15,290          28,721        13,388       35,246
Other income                                                82,628           83,382          82,758        51,602       26,496
                                                         ---------        ---------      ----------    ----------   ----------
Operating profit before taxation                           127,247          121,938         121,902       187,681      121,788
Share of profit less loss of associates                      2,709            5,850          15,447        20,285       20,455
Taxation                                                    (8,551)         (12,674)         (3,625)      (24,965)     (18,774)
                                                         ---------        ---------      ----------    ----------   ----------
Profit after taxation but before minority interests        121,405          115,114         133,724       183,001      123,469
Minority interests                                             (25)            (477)        (10,276)      (29,303)     (13,113)
                                                         ---------        ---------      ----------    ----------   ----------
Net profit                                                 121,380          114,637         123,448       153,698      110,356
Basic earnings per share (cents)+                             3.08             2.61            1.54          1.59         1.03
Diluted earnings per share (cents)+                           3.08             2.50            1.41          1.56         0.99
Basic weighted average number of shares (in 000)         3,940,909        4,392,222       8,023,513     9,650,739   10,687,235

BALANCE SHEET DATA:
Working capital                                            424,556          556,508         733,348       801,509      529,355
Long-term debt                                                 995          151,071         103,345       162,364      102,366
Shareholders' equity                                       669,813          828,615       1,120,300     1,142,030    1,254,295
Total assets                                             1,487,269        1,543,217       2,565,856     2,685,092    2,818,437

AMOUNTS IN ACCORDANCE WITH US GAAP:
Net income                                                  84,524           83,109          32,730       437,922++     66,088
Approximate earnings per share+
  Primary (cents)                                              2.1              1.9             0.4           4.5          0.6
  Diluted (cents)                                              2.1              1.8             0.4           4.5          0.6
Shareholders' equity                                       453,156          656,184         997,139     1,479,532    1,724,629

------------

+ The earnings per share were adjusted due to the scrip dividend and bonus shares distribution in 1996 and 1997, the rights issue and bonus issue in 1998 and the bonus issue in 1999.

++ Included a recognition of gain of approximately HK$311 million in relationship to a settlement received from Benetton International N.V.

     Set forth below is a summary of all dividends paid and distributions made by the Company during each of the years ended December 31, 1996, 1997, 1998, 1999 and 2000. All dividends have been declared and paid in Hong Kong Dollars. The U.S. Dollar equivalent of each dividend is based on the noon buying rate on the dividend payment date in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

                                                                                            US CENTS
                                                                                           EQUIVALENT
DIVIDEND PAYMENT AND DISTRIBUTION DATE                         HK CENTS PER SHARE           PER SHARE
--------------------------------------                         ------------------          ----------
2000 Final Dividend                                                    Nil                     Nil
2000 Interim Dividend                                                  Nil                     Nil
1999 Final Dividend ( July 12, 2000)                                  0.36                    0.05
1999 Interim Dividend (November 1, 1999)                              0.29++                  0.04
1998 Final Dividend                                                    Nil                     Nil
1998 Interim Dividend (November 11, 1998)                              0.2                    0.03
1997 Final Dividend (July 23, 1998)                                    0.8                    0.10
1997 Interim Dividend (October 8, 1997)                                1.0                    0.12
1996 Final Dividend                                                    Nil                     Nil
1996 Interim Dividend (November 1, 1996)                               1.5                    0.19

------------

++ Satisfied by distribution of warrants issued by Egana Jewellery & Pearls Limited ("EJP Warrants") on the basis of 5 EJP Warrants for every 200 shares of the Company.

     On April 26, 2001 the Company announced that its Directors did not recommend payment of a final dividend to its shareholders for the year ended December 31, 2000.


     UNITED STATES DOLLARS/HONG KONG DOLLARS

     The following table sets forth the rate of exchange for the Hong Kong Dollar at the end of each of the years ended December 31, 1996, 1997, 1998, 1999 and 2000, the average rates for the year, and the range of high and low rates of each year. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Hong Kong Dollars required under that formula to buy one United States Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

                                           AVERAGE        HIGH         LOW       CLOSE
                                           -------        -----       -----      -----
Fiscal Year Ended December 31, 2000         7.780         7.792       7.762      7.785
Fiscal Year Ended December 31, 1999         7.747         7.765       7.733      7.765
Fiscal Year Ended December 31, 1998         7.735         7.740       7.732      7.735
Fiscal Year Ended December 31, 1997         7.734         7.742       7.715      7.738
Fiscal Year Ended December 31, 1996         7.734         7.736       7.732      7.734

     The Hong Kong Dollar is freely convertible into other currencies (including the United States Dollar). Since October 17, 1983, the Hong Kong Dollar has been linked to the United States Dollar at the official rate of HK$7.80 to US$1.00. The central element in the arrangements which gives effect to the link is that, by agreement between the Hong Kong Government and the three Hong Kong banknote issuing banks, The Hong Kong and Shanghai Banking Corporation Limited, Bank of China and Standard Chartered Bank, certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing banks to be held as cover for their banknote issues, are issued and redeemed only against payment in United States Dollars, at the fixed exchange rate of US$1.00 = HK$7.80. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent United States Dollars at the fixed rate.

     The market exchange rate of the Hong Kong Dollar against the United States Dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, as a result of the mechanism for linking the exchange rate described above, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00, even though the link came under speculative attack in 1998. The Hong Kong Government has stated its intention to maintain the link at that rate. The Hong Kong Government has stated that it has no intention of imposing exchange controls in Hong Kong and the Hong Kong Dollar will remain freely convertible into other currencies, including the United States Dollar. Exchange rates between the Hong Kong Dollar and other currencies are influenced by the linked rate between the United States Dollar and the Hong Kong Dollar.

     Effective July 1, 1997, Hong Kong became a Special Administrative Region ("SAR") of the People's Republic of China (the "PRC"). The Basic Law of the Hong Kong SAR (the "Basic Law"), enacted on April 4, 1990 by the National People's Congress of the PRC as the basic law to govern the Hong Kong SAR commencing July 1, 1997, provides that the Hong Kong Dollar will remain the legal tender in the Hong Kong SAR after July 1, 1997. The Basic Law also provides that no exchange control policies shall be applied in the Hong Kong SAR and that the Hong Kong Dollar shall be freely convertible.


     B.  CAPITALIZATION AND INDEBTEDNESS

     Not applicable.


     C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.


     D.  RISK FACTORS

     Limited Trading Market in the United States. Egana's Ordinary Shares in the form of American Depository Receipts ("ADRs") had been traded over-the-counter in the United States pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act") since February 1997. The ADRs are registered with the SEC under Section 12(g) of the Securities Exchange Act of 1934. Holders of ADRs may sell the Ordinary Shares underlying the ADRs on the Stock Exchange in the United States by following certain procedures and paying certain costs. Egana's Ordinary Shares in the form of ADRs have been admitted to the Nasdaq National Market System in the United States as of July 28, 2000. As of December 31, 2000, 17,478 ADRs were outstanding (after adjusted to reflect the 1 to 300 ADR ratio effective December 21, 1998). Since trading began on the Nasdaq National Market System, however, there has been only a limited and sporadic market for the Company's Ordinary Shares trading as ADRs. There can be no assurance that an active and reliable trading market in the United States will develop or, that if one develops, it will be maintained. Purchasers of the Company's ADRs may therefore have difficulty in reselling such ADRs.

     Limited Reporting Requirements. As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, Egana is not required to publish financial statements as frequently, as promptly or containing the same information as U.S. companies. Egana prepares its financial statements in accordance with HK GAAP, which differ in certain material respects from US GAAP. See Note 33 to Consolidated Financial Statements for a reconciliation of the HK GAAP and US GAAP, referred to under
Item 17 of this annual report.

     Introduction of New Products, Market Acceptance, Economic Factors. The Group's long-term operating results depend substantially upon its ability to continue to conceive of, design and market new products and upon continuing market acceptance of its existing and future products. In the ordinary course of business, the Group continuously develops new products and creates additions to its existing product lines. Significant delays by the Group in the introduction of, or its failure to introduce or market, new products or additions to its existing product lines would impair the Group's results of operations. The timepiece, jewelry and leather markets are affected by fashion trends, changing consumer tastes and interests, all of which are difficult to predict and over which the Group has little, if any, control. Accordingly, there can be no assurance that the Group's existing or future products will maintain or receive substantial market acceptance. In addition, since most of the products manufactured by the Group are sold in the developed countries of Europe and East Asia, the Group's profitability will also depend on the strength of the economies in such regions, which can affect consumers' spending habits on such items as timepieces, jewelry and leather. Any downturn in the economies of such regions could have a material adverse effect on the Group's business, financial condition and results of operations.

     Ability to Manage Growth and Expansion. The Group has experienced significant growth over the past few years and seeks to expand its operations. The management of the Group's growth will require continued improvement and refinement of the Group's operating, management and financial control systems, as well as a significant increase in the Group's manufacturing, quality control, marketing, logistics and service capabilities, any of which could place a significant strain on the Group's resources. If the Group's management is unable to manage growth effectively, the quality of the Group's products, its ability to retain key customers and its business, financial condition and results of operations could be adversely affected. As part of its proposed expansion, the Group must hire additional management personnel and other employees. The expenses associated with hiring, training and integrating such employees may be incurred prior to the generation of any associated revenues, with a corresponding adverse effect on the Group's business, financial condition and results of operations. In addition, the failure to integrate new personnel on a timely basis could have an adverse effect on the Group's business, financial condition and results of operations. Nevertheless, the Group has not yet encountered any difficulties in hiring or retaining trained employees, nor has it been involved in any dispute with employees.

     Reliance on Trademarks. A significant portion of the Group's revenues comes from the sale of goods bearing brand names licensed from others or purchased from others for use with a particular class of goods, such as timepiece, jewelry or leather products. The Group's reliance on such brands subjects the Group to additional risks. The success of such a brand in the timepiece, jewelry and leather segments may be significantly dependent upon the continued success of the brand in its primary market segment, typically apparel, and the success of centralized marketing campaigns conducted by the primary owner of the mark. These are matters over which the Group has no control. The failure of one of the Group's brands in its primary market segment or the poor performance of any brand's marketing campaign could significantly impair the Group's sales of products under such brand. In certain instances, the Group's ability to enforce a particular mark against an infringing party may be limited by enforcement rights retained by the licensor of the mark, the licensor's past failure to enforce the mark or the licensor's failure to take steps to maintain the mark, such as making renewal filings. All of the trademark licenses obtained by the Group are for a limited duration. There can be no assurance that the Group will be able to renew any expiring license on reasonable terms or otherwise. The expiration of a license will result in a loss of revenues from the sale of goods bearing the relevant mark. There can be no assurance that the Group could make up for such lost revenues through increased sales of other products or additions to its product lines. There can be no assurance that the Group's trademark rights will effectively preclude competitors from selling goods under the same or similar marks. The Group may be at more risk with respect to its sales in certain Asian countries, and developing countries, which tend to have lax trademark enforcement mechanisms and higher rates of trademark piracy.

     Dependence on Raw Materials. The Group uses gold, silver and other precious metals and pearls and precious and semi-precious stones in the manufacturing of jewelry and natural calf leather as well as certain advanced man-made leather in the manufacture of leather products. Movements, cases, dials, wristbands and other components are used by the Group in the manufacturing of timepieces. The Group's financial performance is dependent to a substantial extent on the cost of such raw materials and components. The supply and demand for these materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, the cost of such materials to the Group is subject to substantial increases and decreases over which the Group has no control except by seeking to time its purchases in order to take advantage of favorable market conditions. To the extent that future increases in the cost of raw materials cannot be passed on to customers, such increases could have a material adverse effect on Egana's business, financial condition and results of operations. The Group generally does not engage in hedging transactions with respect to the purchase of raw materials.

     Competition. Competition in the timepiece, jewelry and leather industries is intense and is characterized by a large number of competitors aggressively positioning their products based on brand recognition and price. Some of these competitors have significantly greater financial, technical, manufacturing and marketing resources than the Group. The ability of the Group to compete successfully depends, in part, upon the Group's ability to maintain and increase demand for its products and increase production capacity to meet such increased demand. There can be no assurance that the Group will be able to compete successfully in the future or that the Group will not be subject to increased price competition. Any failure by the Group to remain competitive would have a material adverse effect on the Group's business, financial condition and results of operations.

     Lack of Barriers to Entry. The Group does not believe that there are any significant barriers to entry into the manufacture of timepiece, jewelry and leather products, although the Group believes that it currently holds certain competitive advantages. The Group does not characterize its business as proprietary and does not own any patents or copyrights or possess any material trade secrets. There can be no assurance that additional participants will not enter the market or that the Group could effectively compete with such entrants. Any failure by the Group to compete effectively with such new entrants would have a material adverse effect on the Group's business, financial condition and results of operations.

     Reliance on Key Personnel. The success of the Group is substantially dependent upon its executive management, as well as upon its ability to attract and retain additional qualified design, manufacturing and marketing personnel. The loss of the services of any of the Group's current executive management for any reason could have a material adverse effect on the business, financial condition and results of operations of the Group. The Group is not the beneficiary of any "key person" life insurance policy on any executive officer. Successful expansion of the Group's business will require additional management resources and may require the hiring of additional senior management personnel.

     Control by Principal Shareholders. As of May 31, 2001, Peninsula International Limited ("Peninsula"), a corporation controlled by Hans-Joerg Seeberger, the Group's Chairman and Chief Executive, owns approximately 39% of the outstanding Ordinary Shares. With such a large block of shares, Peninsula likely will have the ability to control the election of the Group's directors and other corporate actions of the Group. See "Item 7 - Major Shareholders and Related Party Transactions."

     Tariffs and Quotas. Most of the Group's products are shipped to customers in the developed countries of Europe and East Asia. Such countries may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could adversely affect the Group's business, financial condition and results of operations and its ability to continue to export products to such countries at current or increased levels. The Group cannot predict what regulatory changes may occur, if any, or the type or extent of any financial impact on the Group that such changes may have in the future. In addition, various forms of protectionist trade legislation have been proposed in certain developed countries, most notably in the United States. Adverse changes in tariff structures or other trade policies could have a material adverse effect on the Group's business, financial condition and results of operations.

     Employees. A significant portion of the Group's manufacturing and assembly workers is employed at the Group's PRC facilities. These workers are largely young women who come from various rural regions in the PRC for the purpose of working for wages higher than are otherwise available in such regions. These employees typically work in Southern China for several years and then return to their communities. In many instances, these employees may have relocated without complying with applicable immigration rules and policies. If these employees were able to earn similar wages in their communities or higher wages in other industries, the Group could experience labor shortages or could be required to increase salaries to meet its labor needs, either of which could have a material adverse effect on the Group's business, financial condition and results of operations. The Group's workers are not unionized, and the Group has not experienced any labor strike. Union organizing and worker unrest are not common in the PRC. No assurance can be given, however, that labor conflicts will not develop. Any labor conflicts could have a material adverse effect on the Group's business, financial condition and results of operations.


     COUNTRY RISKS

     General. The Group conducts a significant amount of its manufacturing operations in the PRC. In addition, substantially all of the Group's administrative, finance and accounting, marketing, management information system activities and certain of the Group's manufacturing operations are located in Hong Kong, which as of July 1, 1997 became a SAR of the PRC. As a result, the Group's business, financial condition and results of operations may be influenced by the general political, social and economic situation in Hong Kong and elsewhere in the PRC. Accordingly, the Group may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariffs, duties and quotas.

     Exchange Rate Risk. 70% of the Group's revenues are denominated in Deutschmarks ("DM"), with 20% in U.S. Dollars ("USD"), 5% in Swiss Francs ("SFr") and 5% in other currencies. 40% of the Group's expenses are denominated in Hong Kong Dollars, with 25% denominated in USD, 30% in DM/SFr and 5% in other currencies. The Group is subject to a variety of risks associated with changes among the relative values of such currencies. The Group normally attempts to hedge its currency exposure through the use of forward contracts. However, the use of such contracts involves certain transaction costs and there can be no assurance that the use of such contracts will remain available on commercially reasonable terms or that such contracts will adequately compensate the Group for losses stemming from adverse changes in currency exchange rates. In addition, there can be no assurance that the use of such forward contracts will not themselves result in losses, which may not be offset by currency gains resulting from operations. Changes in the relative values of currencies may increase the Group's costs, diminish the Group's revenues or both, any of which would have a material adverse effect on the Group's business, financial condition and results of operations. Currencies in East Asia have recently experienced severe and sudden devaluations and the linked rate of exchange between the U.S. dollar and the Hong Kong dollar has come under speculative attack. This currency turmoil has resulted in increased borrowing costs in East Asia and has had a negative effect on economic activity in East Asia, and to a lesser extent, elsewhere in the world. There can be no assurance as to the ultimate effect of this turmoil on the Group's business, financial condition and results of operations.

     Inflation or Deflation Risk. The annual inflation rate in Hong Kong was approximately 2.6%, -4% and -3.7% in 1998, 1999 and 2000, respectively. The annual inflation rate in the PRC was approximately -0.8%, -1.3% and 0.4% in 1998, 1999 and 2000, respectively. The Group does not believe that inflation or deflation in Hong Kong or the PRC has had a material impact on its results of operations in recent years. See "Item 5--Operating and Financial Review and Prospects." However, no assurance can be given that inflation in Hong Kong or the PRC will not have a material adverse effect on the business, financial condition and results of operations of the Group in the future.


     RISKS RELATING TO HONG KONG

     The Group's business, financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC, and Hong Kong became a SAR of the PRC. The Sino-British Joint Declaration on the Question of Hong Kong and the Basic Law provides that the Hong Kong SAR will have a high degree of autonomy except in foreign affairs and defense. Under the Basic Law, the Hong Kong SAR is to have its own legislature, legal and judicial system and economic autonomy for 50 years. There can be no assurance, however, that changes in political, legal or other conditions will not result in an adverse effect on the Group's business, financial condition or results of operations.


     RISKS RELATING TO THE PRC

     Investment in Egana may be adversely affected by the political, social and economic environment in the PRC. The PRC is controlled by the Communist Party of China. Under its current leadership, the PRC has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the PRC government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development or maintenance of infrastructure or the unavailability of adequate power and water supplies, transportation, raw materials and parts, or a deterioration of the general political, economic or social environment in the PRC, any of which could have a material adverse effect on the Group's business, financial condition and results of operations. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than others, and the continuation or increase of such disparities could affect the political or social stability of the PRC.

     Loss of PRC Facilities; Nationalization; Expropriation. If for any reason the Group was required to move its PRC subcontracting arrangement outside of the PRC, the Group's profitability, competitiveness and market position could be materially jeopardized, and there could be no assurance that the Group could continue its subcontracting arrangement elsewhere under similar terms. The Group's business and prospects are dependent upon agreements with various entities controlled by PRC governmental instrumentalities. Not only would the Group's operations and prospects be materially and adversely affected by the failure of such entities to honor these contracts, but also it might be difficult to enforce these contracts in the PRC. There can be no assurance that the assets and business operations of the subcontractor(s) of the Group in the PRC will not be nationalized, which could result in a loss of the ability of such subcontractor(s) to manufacture for the Group. Following the formation of the PRC in 1949, the PRC government renounced various debt obligations incurred by predecessor governments, which obligations remain in default, and expropriated assets without compensation.

     Government Control Over Economy. The PRC only recently has permitted greater provincial and local economic autonomy and private economic activities. The PRC central government has exercised and continues to exercise substantial control over virtually every sector of the PRC economy. Accordingly, PRC government actions in the future, including any decision not to continue to support current economic reform programs and to return to a more centrally planned economy, or regional or local variations in the implementation of economic reform policies, could have a significant effect on economic conditions in the PRC or particular regions thereof. Any such developments could affect current operations of and property ownership by foreign investors.

     PRC Law; Evolving Regulations and Policies. The PRC's legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system in the United States. The PRC does not have a well-developed, consolidated body of law governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation. In addition, the legal system of the PRC relating to foreign investments is both new and continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published, statements regarding these evolving policies have been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation, discretion and modification, perhaps on a case-by-case basis. As the legal system in the PRC develops with respect to these new types of enterprises, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and the preemption of provincial or local laws by national laws. In circumstances where adequate laws exist, it may not be possible to obtain timely and equitable enforcement thereof. The Group's activities in the PRC are by law subject, in some circumstances, to administrative review and approval by various national and local agencies of the PRC government. Although the Group believes that the present level of support from local, provincial and national governmental entities enjoyed by the Group benefits the Group's operations in connection with administrative review and the receipt of approvals, there is no assurance that such approvals, when necessary or advisable in the future, will be forthcoming. The inability to obtain such approvals could have a material adverse effect on the Group's business, financial condition and results of operations.


ITEM 4 -- INFORMATION ON THE COMPANY


     A. HISTORY AND DEVELOPMENT OF THE COMPANY

     The Company was incorporated on December 7, 1990 and is organized under and governed by the laws of the Cayman Islands. Egana was formed as a holding company for a group of companies (hereinafter the "Group" shall mean the Company and its subsidiaries) that manufactures and distributes medium price-range timepieces, jewelry and leather goods. The Group was established in 1978 in Hong Kong and was engaged in the business of trading watches. Currently, the Group's geographical coverage extends to over 90 countries, including Central America and some parts of Africa.

     The Company maintains a registered office at P.O. Box 1787, 2nd Floor, One Capital Place, George Town, Grand Cayman, Cayman Islands, British West Indies. The Company's principal executive offices are located at Block C, 11th Floor, Hong Kong Industrial Centre, 489-491 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong, telephone number (852) 2741-2008. On March 20, 2000, the Company changed its name from Egana International (Holdings) Limited to its current name. Trading on the Company's Shares and warrants on the Stock Exchange of Hong Kong Limited (the " Hong Kong Stock Exchange") under its current name took effect on April 10, 2000. The following is a summary of significant developments and capital expenditures and divestitures of the Group since January 1, 1998:

     On July 22, 1998 the Company completed a distribution of 48% of the issued share capital of Egana Jewellery & Pearls Limited ("EJP") to the Company's shareholders in connection with a rights offering for additional Ordinary Shares of the Company. At the conclusion of the rights offering, the Company retained approximately 52% of the issued share capital of EJP. On July 27, 1998, the Ordinary Shares of EJP began trading on the Hong Kong Stock Exchange under a separate listing. In October 1998, the Company acquired, for approximately HK$260 million, the brand names and businesses of Goldpfeil AG ("Goldpfeil") to establish its leather division. Goldpfeil is a well-known German luxury leather goods manufacturer and distributor with a history of over 140 years. In November 1998, the Group also acquired 100% of the shares of Haru Holding & Management GmbH ("Haru Holding") for approximately HK$37.6 million. Haru Holding is involved in a joint venture with two Japanese conglomerates, Marubeni Deutschland GmbH ("Marubeni") and Kuraray Co. Limited ("Kuraray"), in connection with the distribution of the world's most advanced man-made leather under the brand names Amaretta and Artina for furniture, garment and car interior applications. In December 1998, the Group also granted an exclusive Goldpfeil jewelry license to EJP to build on the Goldpfeil name.

     In March 1999, the Group acquired, for HK$55 million, Peace Mark (Holdings) Limited's ("Peace Mark") leather production facilities in the PRC, to augment and interact with the Group's facilities in Germany and Italy. The Group expects to repeat the success of its PRC Speidel factory when it was transplanted from Germany in 1996 and expects to apply that experience to bring the high German standard to our PRC leather operations. The Company believes that expanding its product line to include leather products will further broaden its network. Our established network for timepieces and jewelry will enable our leather division to grow rapidly. In 1999, in exchange for approximately HK$114 million, the Company increased its interests in EJP from 52% to approximately 65%. In 1999, EJP began distributing Kazto, a line of platinum and fine jewelry created by a Japanese designer, in the United States through the USA couture club and other special jewelry boutiques and department stores. Also in September 1999, the Group added to its brand name portfolio the Carrera trademark, covering timepieces, jewelry and leather. In addition to the Haribo kids collection, Egana launched the Esprit kids timewear with distinctive boy models, girl models and mini models suitable for fashionable kids. In November 1999, Egana established its wholly-owned subsidiary, Egana.Com Inc., to organize the Group's information technology and e-commerce activities under one entity and to bring such activities to a global platform. Egana.Com Inc. focuses on four areas: intranet, Business-to-Business (B2B), internet marketing, and telecommunications/ video conferencing. We estimate that, currently, there are 800,000 visitors to Egana.Com each day. With the anticipated linkage of 40,000 web-sites and workstations of the Group's business partners and distributors, we expect over 4 million daily visitors to these interlinked web-sites. Also in 1999, the Group increased its ownership of Montres Cerruti 1881 S.A. from 95% to 100% and renamed such company Egana Suisse S.A.

     In 2000, the Group acquired the worldwide trademark rights to Kazto and is also in the process of transplanting its German leather know-how to its factory in the PRC. In 2000, the Group sold its interest in an unconsolidated subsidiary, Sports Plaza GmbH to an independent third party for approximately HK$2,108,000. On May 4, 2000, the Group increased its holdings in Egana India Private Limited, and Indian corporation ("Egana India Private," formerly known as Egana Inter Gold Limited) from 55% to 90%, by acquiring a 35% interest from Inter Gold (India) Limited, a substantial shareholder of Egana India Private, in exchange for approximately HK$1,190,000. This Indian production base provides support for timepiece production in Asia and helps to expand the Group's presence and distribution network in that region. On May 15, 2000, Haru Holding reduced its holdings in Lorica Sud s.r.l. ("Lorica") from 100% to 70% by selling a 30% interest to Kuraray Europe GmbH, a German corporation ("Kuraray Europe"), a wholly-owned subsidiary of Kuraray, for approximately HK$2.2 million. In October 2000, the Group further increased its interest in EJP to approximately 73% for approximately HK$68.9 million. In October and November 2000, the Group acquired a 100% interest in Junghans Uhren GmbH, a German corporation and its subsidiaries ("Junghans"), including 100% of its share capital, a loan in the principal amount of approximately HK$422.5 million loan due from Junghans, for an aggregate investment cost of approximately HK$304 million. Junghans is engaged in the design, manufacture and distribution of watches and clocks and owns two well-known brands, Junghans and Eurochron. In December 2000, the Group acquired an 18.75% equity interest in Super Plus Investments Limited ("Super Plus") at a consideration of HK$23.4 million.

     In February and March 2001, the Group purchased a 15% equity interest in the Tonga Group Holding Limited (the "Tonga Group") in exchange for HK$46.8 million. Together with Super Plus's subscription of 6.25% equity in the Tonga Group, the Group holds directly and indirectly through its subsidiaries and Super Plus approximately 16% of the equity in the Tonga Group. The Tonga Group is currently an investment holding company, principally engaged in the sourcing, processing, and distribution of wood products, which intends to participate in a forestry project in Suriname to process wood in an environmentally friendly manner, as well as to establish a business-to-business building material exchange platform on a global basis.

     The Company's Ordinary Shares have been listed on the Hong Kong Stock Exchange since June 1993, at which time the Company raised HK$240 million (approximately US$31 million) in a public offering of new shares to the extent of 25% of the Company's enlarged issued Ordinary Shares. Effective April 20, 1998, the Company's Ordinary Shares became included in the Hang Seng 100 Stock Index. The Company's market capitalization as of May 31, 2001 was approximately HK$2,227 million (approximately US$286 million).

     The Group currently has no principal capital expenditures or divestitures currently in progress. The Group is not aware of any public takeover offers by third parties in respect to shares related to the Group during the last or current financial year.


     B. BUSINESS OVERVIEW

     The Group is a designer, manufacturer and distributor, in over 90 countries, of timepieces, jewelry and leather products. Timepieces sold by the Group are based on trendy and fashion watch concepts, and are usually positioned in the medium-price range. The Group's brand name portfolio includes certain well-known brand names such as Bulova, Pierre Cardin, Raymond Weil (in Germany only), Cerruti 1881, Dugena and Esprit. In recent years, the Group has expanded into trendy and medium priced jewelry in order to take advantage of the Group's strong distribution network. The Group has acquired a number of generally recognized jewelry brand names, such as Speidel, Kai-Yin Lo, Dugena, Ferrano, Kazto, Yamato (Perlen), Pierre Cardin and duNouveau and has obtained exclusive licenses for several others, including Esprit and Katarina Witt. In 1998, the Company acquired the brand names and the businesses of Goldpfeil and Haru Holding to establish its leather division. In November 2000, the Group acquired Junghans, a well-established timepiece manufacturer and distributor that enjoys high brand-awareness in Europe. Junghans is prominent for its technical innovations in timepiece movements, including innovations in radio-control, solar and transponder technology. In February 2001, the Group was appointed as the exclusive worldwide licensee of Mexx Time and sales distributor of Mexx Jewels in Germany. In April 2001, the Group was granted the exclusive worldwide Joop! license for timepieces, jewelry and leather accessories.


     1. THE COMPANY'S OPERATIONS AND PRINCIPAL ACTIVITIES


     PRODUCTS.

     Timepieces. The Group designs, assembles and distributes timepieces under brand names such as Accutron, Bulova, Caravelle, Cerruti 1881, Dugena, Esprit, Pierre Cardin and Carrera, all of which are either owned or licensed to the Group on an exclusive basis for particular territories. The Group distributes timepieces for Raymond Weil in Germany. The Group also manufactures timepieces for private label and OEM customers, including I Binda Spa (Italy), Jansen Post (Netherlands), Bulova (United States) and Rodania (Belgium). Approximately 85% of the timepieces are produced for the Group's licensed and owned brand names, 5% for private brands, and 10% for OEM customers. Timepieces are distributed in Europe, Asia and North America through the Group's own distribution network or through independent distributors and appointed agents.

     The Group manufactures over 5,000 watch designs, ranging from elegant wrist watches with 18 carat gold or gold plated cases to sporty and fashion wrist watches, with mechanical and quartz movements. Quartz analog watches currently represent over 80% of watch units sold. Timepieces distributed by the Group vary in retail value from approximately US$30 to US$10,000, but concentrate on watches priced from US$50 to US$500, which constitutes the medium-price range.

     In addition to its main timepiece distribution and assembly operations, the Group also trades watch components and finished timepieces, as well as accessories such as straps, movements and batteries. These items are usually sourced from Asia and sold in Europe.

     In 2000, the Group undertook extensive research and marketing studies to establish the best concept for designing and producing timepieces under our luxury sports brand Carrera and our Goldpfeil brand name. The Group presented the Carrera "Time engineering" collection, which uses innovative materials such as titanium and carbon, at the 2001 Inhorgenta fair in Munich, Germany. The Group also launched the collection internationally at the Basel fair held in Switzerland.

     Jewelry. The Group's jewelry lines include pearls, rings, earrings, necklaces, bracelets and ornaments. These products are distributed under the Group's proprietary trademarks: Speidel, Ferrano, Blue Fire, Dugena, Kai-Yin Lo, Young Manhattan, Yamato (Perlen), Goldpfeil, duNouveau and Pierre Cardin and under the licensed marks Katarina Witt and Esprit. The Speidel and Pierre Cardin brands are recent acquisitions and give the Group an established presence in the jewelry markets of both Europe and Asia.

     The jewelry is made of silver, gold-plate and eight, fourteen and eighteen carat gold. Diamonds and other precious and semi-precious stones may also be set in the jewelry. The retail value of jewelry distributed ranges from US$30 to US$10,000 per item. However, most of the jewelry distributed by the Group falls into a retail price range of US$50 to US$1,500. Finished jewelry products are mainly sourced from Germany and pearls are mainly sourced from Japan.

     The Group also distributes jewelry designed and manufactured by Keimothai Limited. Keimothai Limited manufactures and distributes jewelry products, including fine jewelry, diamonds and precious and semi-precious stones.

     During 2000, we undertook marketing and feasibility studies of the U.S. jewelry market to assess the potential launch of Carrera and Goldpfeil jewelry for the year 2001. These studies were part of our ongoing efforts to capitalize upon our dominant presence in Europe and as a trend-setter in designing, manufacturing and distributing innovative and high-quality jewelry.

     Leather. The Group distributes luxury leather products under the brand names of Goldpfeil and Amaretta. It also distributes leather products under the brand name Artina for furniture, garment and car interior applications. The Group also distributes leather products manufactured by Lorica, an established manufacturer of man-made leather in Italy, with a view to enhancing quality and production efficiently through a vertical integration of processes ranging from sourcing, manufacturing and distribution within the Company's leather division.


     MANUFACTURING

     Timepieces. The assembly of quartz analogue timepieces, which currently represents over 80% of the Company's consolidated sale of watches, normally involves the following process:

     1.   timepiece components are received from authorized suppliers;

     2.   the battery cell is manually inserted in the quartz analogue movement;

     3.   the dial is set onto the quartz analogue movement and secured;

     4.   the hands of the timepiece are set using a hand-setting machine;

     5. the dialed movement is inserted and fixed into the watch-case and the crown with winding stem is inserted and locked inside the movement;

     6.   the case-back is placed in the correct position and closed;

     7. the frequency of the movement is tested and adjusted to the required specifications using a universal testing machine;

     8.   the time on the timepiece is set;

     9.   the timepiece undergoes water-proof and a 72 hour running tests;

     10. the timepiece undergoes a final test for water-resistance and frequency of the movement; and

     11.  the timepiece is packaged for sale.

     The principal components of timepieces are movements, cases, dials, wristbands, hands, crowns, and button cell batteries. With the exception of eighteen-carat items, components on average account for approximately 60% of the total cost of the timepiece.

     The Group's principal assembly sites for timepieces are located in Hong Kong, Germany, Switzerland and the PRC. The Hong Kong and PRC facilities (with an annual production capacity of 6.2 million units) manufacture the Group's low-end and most of the medium-priced watches, while the Swiss operations are involved in the design and assembly of high quality and technically sophisticated timepieces bearing the "Swiss Made" label.

     The Group also engages subcontractors in Switzerland to manufacture a portion of "Swiss-Made" brand name watches, with Egana coordinating the design, purchase of components, quality control and distribution of the finished products. Assembly of watches is also conducted by third party subcontractors in Italy, Japan and Germany for other lines. Under the subcontracting arrangements, the Company may provide necessary machinery and components.

     The Company subcontracts with Peace Mark to assemble, remodel and remold certain brand name, medium-priced timepieces, in Peace Mark's Hong Kong and PRC facilities. Peace Mark's facilities (with an annual production of 11 million units that can be increased to a maximum capacity of 13.5 million units) have been a cost-effective, reliable and efficient source of production for the Company.

     Egana India Private, a 90% owned subsidiary of the Company, in an Indian joint venture with Inter Gold (India) Limited, assembles and distributes watches under the Esprit and Pierre Cardin trademarks in the Indian market. The factory occupies approximately 3,000 square feet with an annual production capacity of 300,000 units.

     Jewelry. The production of jewelry normally involves the following process:

     1.   Molding

          An item of jewelry is formed through one of three processes: stamping and bangling, waxing and casting and electroforming.

          "Stamping and bangling" is the process of cutting and shaping precious metals into jewelry pieces by striking it with a specially-shaped tool, known as a stamping die. The forging tools are usually purchased from professional tool makers. When compared with the other two jewelry making procedures, stamping and bangling is the simplest in terms of the amount of equipment involved.

          "Waxing and casting" begins with the crafting of a masterpiece model by a skillful goldsmith, using a process known as "vulcanisation." Rubber sheets are pressed against the masterpiece and melted at high temperatures to form a rubber mold, which is then cut lengthwise into two halves to retrieve the molding, leaving behind a cavity which is a replica of the masterpiece. A wax model is then made by injecting wax under pressure into the rubber mold. After pruning, the wax model is attached to the main wax stem on a wax tree. The wax tree is placed in a flask, and liquid plaster is then poured into the flask. A vacuuming machine is used to remove air bubbles in the plaster. The flask is then placed into a furnace to burn out the wax, leaving behind the hardened plaster containing a space in the shape of the masterpiece. Casting is performed using a vacuum method. The flask is put into the casting machine and filled with melted karat gold. In vacuum casting, the melted gold fills the cavity inside the flask by suction force. Once casting is completed, the hardened plaster is removed and the karat gold jewelry items are cut out from the gold tree.

          Electroforming is the process of forming a metallic object by electroplating a removable mandrel. It involves certain steps, such as the making of a mandrel, electroplating of the mandrel with gold in a gold bath, melting and removal of the mandrel. The procedure for making a mandrel is more or less the same as that of the waxing and casting procedure. The advantage of electroforming is that the quantity of gold used in the electroforming process is about 70% less than that of the waxing and casting procedure.

     2.   Emerging and goldsmithing

          Emerging and goldsmithing includes procedures such as filling injection gates, pre-polishing items with emery paper, assembling findings by soldering and further pre-polishing using a tumbling machine, if required.

     3.   Stone-setting

          Stone-setting includes certain methods including the claw, channel, pave and bezel setting, the choice of which is determined by product design and setting requirements.

     4.   Polishing

          After the above-mentioned production process, our workers manually polish the jewelry.

     5.   Plating

          Certain jewelry items need further processing, such as adding electro-goldplating or rhodium plating in order to form the required bicolor finish.

     6.   Stone & pearl gluing

          This is the process of sticking semi-precious stones and pearls to jewelry parts.

     After each production process, products are subject to material control testing. The main responsibility of the material control staff is to examine the rate of material loss of each product and compare it with that of normal wastage. If the wastage rate is above the acceptable level, the material control staff will study why such abnormality has occurred.

     The principal raw materials used to manufacture jewelry are gold, silver and other metals as well as pearls and precious and semi-precious stones. Such materials typically account for approximately 70% of the total cost of a jewelry item.

     The Group's jewelry manufacturing operations are primarily located in Hong Kong, Thailand and the PRC, with additional requirements out-sourced to subcontractors. The Group's PRC jewelry manufacturing is under a processing and subcontracting agreement with two PRC parties, namely Shenzhen Bao Chang Diamond Jewelry Enterprise Limited ("SBC") and Shenzhen Kang Yuan Enterprise Development Joint Stock Corporation ("SKY"). The agreement has a term of 5 years and is subject to renewal at the option of the parties. SBC is associated with the Navy division of the PRC government whilst SKY is a foreign trading company for establishing contracts with foreigners (including Egana) to undertake processing and assembling businesses. SBC has a gold license for manufacturing and wholesale functions, and has been authorized by the People's Bank of China to undertake subcontracting business for the Group.

     Leather. The production of leather normally involves the following process:

     1.   Product development and sampling

          Designers and product managers create paper patterns which contain all measurements and original-sized drawings of a new product. At the same time, a prototype model is produced. The paper patterns are then sent to the sample-working department for producing samples.

     2.   Skiving

          All handbags, suitcases and small leather goods consist of several leather pieces that are stitched together. The end piece of the leather must be made thinner or "skived," sometimes as thin as a piece of paper.

     3.   Splitting

          Different leather products require different shapes of leather. The process of shaping the materials into the required figure is called "splitting."

     4.   Production

          Production involves a series of manufacturing processes, including inserting reinforcements and linings, lining insertion, sewing, turning up different parts of the leather and embossing logos. Each department head and production manager enforces strict quality controls during the production process. These managers examine the quality of the semi-finished products before passing them on to the next step.

     5.   Final quality control

          Before packing the finished products, a final quality control examination is conducted.

     The Group's principal leather manufacturing facilities are located in Germany and Italy, which are involved in product development and the design and manufacture of high quality, luxury leather products. Our production facilities at Xixiang, PRC focus on small leather and other leather products, as well as nylon handbags.


     QUALITY CONTROL

     The Group's operations require strict quality control procedures to ensure that the products are assembled with precision and that the timepieces are assembled in compliance with the terms of the various license agreements to which members of the Group are parties. Quality control begins with the Group's technicians visiting a potential new supplier's factories to ensure that their machinery and equipment is capable of producing components and materials of the required standard. Technical specifications and production samples are obtained and checked prior to ordering to ensure that they are of the requisite quality and subsequent visits to the factories are made to ensure continuing quality. Incoming components and materials purchased by the Group are tested on a random basis to ensure that they are not defective.

     Quality control testing is carried out throughout the assembly process and involves the following, where applicable: (i) frequency testing, (ii) waterproof testing, (iii) running test, and (iv) final testing.

     Extensive pressure tests on leather straps are carried out and the case and strap materials are tested for reaction to skin. During packing, precautions are taken to avoid vigorous vibration.

     Other procedures adopted by the Group to maintain quality control during the assembly of timepieces include the wearing of special protective clothing in the assembly area to ensure an anti-static environment. In addition, rubber gloves and finger cots are worn to prevent sweat reaching the components during assembly and the environment of the assembly area is regulated through the use of dehumidifiers to control moisture levels and air purifiers to control dust density levels. Successful quality control in the assembly of timepieces is essential to the building of a reputation for quality. The Group has maintained a minimal return ratio from its customers.

     Quality control for jewelry begins at the purchasing stage to ensure that only the right type, quality and quantity of precious and semi-precious stones are purchased. Quality control personnel carry out detailed physical inspection of the quality of diamonds and stone assortments for each purchase. With regard to gold content, it is of utmost importance that a strict accuracy of gold content is maintained and therefore gold grain will be subject to laboratory testing. Only those which fulfill the requirement will be used in the production. The same procedure will also apply to finished goods in order to give assurance to customers that the hallmark inscribed on the surface of each product corresponds to the standard of the Trade Descriptions (Marking) (Gold and Gold Alloy) Order (Cap. 362, Section 4 of the Trade Descriptions Ordinance) of the laws of Hong Kong.

     After passing the material control test, products also undergo quality control testing. At present, there are approximately 98 persons who are responsible for the quality control functions. Their main duty is to examine the craftsmanship and styling of each product so as to ensure that the quality meets the requirements of customers.


     DISTRIBUTION

     The Group distributes its brand name products in over 90 countries, principally in Europe, East Asia and North America, through its own operations, its directly accessible co-operative retail members and, where the Company does not maintain an operational presence, via third party distributors and agents. The Group has its own sales force in Germany, Italy, Switzerland, the United States, Japan, the PRC, India and Hong Kong. Sales outlets for the Group's products include retail outlets, department stores, jewelry stores and branded apparel boutiques. In 2000, the American market accounted for 7% of the Company's consolidated revenues, Europe accounted for 70%, and Asia Pacific accounted for 23%.

     A significant portion of sales is made through the established distribution network in Germany which has over 4,000 retail outlets, including, inter alia, the ZentRa Co-operative and the Dugena Co-operative. Sales to the two cooperative members collectively accounted for approximately 3% of the Group's sales in 2000.


     DESIGN AND DEVELOPMENT

     Design is considered a very important element in the industry and is one of the key factors contributing to the Group's success. Accordingly, strong emphasis is placed on design to keep abreast of fashion trends and customer preferences. Fashion trends are normally identified by the Group's design and product management team attending watch, jewelry and leather fairs, but information is also obtained from suppliers of components as well as from the Group's own and independent distributors.

     The Group currently has in-house teams of experienced designers and product managers in Switzerland, Germany and Hong Kong, in addition to experienced marketing staff in the United States and Japan.


     CUSTOMER SERVICE

     The Company believes the reputation of its timepiece brand names is significantly influenced by the quality of the repair and services provided after the sale, both within the warranty period and beyond. In many cases, the retail outlet is the location to which the consumer first looks for such services, but increasingly these outlets require backup in terms of components. Also, it is frequently more efficient to forward the timepiece to a central repair facility.

     The Company owns a 100% interest in a timepiece repair facility in Germany which provides after sales service for its brands and others. Due mainly to the attention paid towards inventory controls and customer satisfaction, the Company has operated this subsidiary at a profit, whereas such facilities are not always viewed in the industry as necessary and are generally operated as unprofitable cost centers.


     STRATEGY

     The Company's principal objective is to maintain the Group's leading position in the timepiece, jewelry and the leather industries through acquisitions of reputable brand names and extension of its distribution network around the globe. Key elements of the Company's strategy include the following:

     Acquire Trademarks to Reduce Reliance on Licenses. The Group intends to reduce the cost of royalty payments under license agreements by selectively purchasing brand names outright. Royalty payments for the Group's principal licenses totaled over US$6.9 million in 1998, US$8.8 million in 1999 and US$8.2 million in 2000.

     Consolidate and Increase Distribution Capability in Europe. The Group's acquisitions of Dugena, Speidel, Junghans and Goldpfeil give it a prominent position within Germany from which the Group can further expand its distribution throughout Europe and the world.

     Increase Sales of Jewelry. In recognition of the similarities between the timepiece and jewelry markets, the Company made several acquisitions to increase the Group's presence in the jewelry business. Sales of jewelry (including licensing income from jewelry brands) accounted for 26%, 27% and 27% of the Group's revenues in 1998, 1999 and 2000, respectively, and the Company desires to further expand the Group's jewelry sales as a percentage of the Group's gross revenues. The Company believes that it can leverage the Group's distribution relationships from timepieces in order to expand sales of jewelry.

     Vertically Integrate the Jewelry Business. Through its acquisitions of Dugena, Carrera, Speidel, Kazto and its stake in Keimothai Limited, the Company is positioning the Group to integrate the design, manufacturing and distribution functions of its jewelry business. The Company plans to further utilize the Group's design and marketing expertise to diversify and expand the Group's jewelry business. Egana plans to more closely align Dugena and Speidel to make large scale manufacturing of jewelry more cost efficient. The Group has successfully established an in-house jewelry manufacturing plant in Nanao, PRC that utilizes Speidel's advanced production know-how, resulting in one of the most advanced jewelry manufacturing processes in the PRC. The Company continues to consider the acquisition of other jewelry manufacturing operations in Asia for the production of high quality medium priced jewelry, primarily for the European and U.S. markets.

     Develop Distribution in the United States and the Middle East. The Group is widening the geographic scope of its distribution coverage, particularly in the Middle East and U.S. markets where Esprit is well known and has highly developed distribution channels. The Company continues to explore marketing and distribution alliances with established North American distributors.

     Vertically Integrate the Timepiece Business. Since its inception as a distribution company, the Company has continued to expand, build and integrate design, manufacturing and distribution capability for timepieces. These developments have allowed the Company to expand its manufacturing capabilities available in the PRC, Germany and Switzerland and to improve the cost efficiency of the Company's manufacturing operations on a global basis. Furthermore, it helps the Company to expedite the Group's distribution expansion in the U.S. market. The recent acquisition of Junghans has allowed the Group to have direct access to advanced technology production facilities in Germany.

     Develop Lifestyle Concept. The Group intends to extend the product range and widen the geographical coverage of Goldpfeil, which is renowned for its top quality under the recognized theme of "Classicness, Elegance and Gentility." The integration of Haru Holding, which is the distributor of certain high-tech man made leather to various recognized garment producers, furniture and shoes manufacturers, allows Goldpfeil to readily access such customer portfolios for licensing possibilities and provides a catalyst to grow Goldpfeil as an international life style brand.

     2. PRINCIPAL MARKETS

     Competition in the timepiece and jewelry industries is intense. The Company's major competitors in the timepiece segments are Seiko and Swatch (formerly known as SMH). Some of these competitors may have significantly greater financial, technical, manufacturing and marketing resources than the Company. The Company competes primarily on the basis of brand recognition and image, design, quality, selective distribution and price. There can be no assurance that the Company will be able to compete successfully in the future or that the Company will not be subject to increased price competition.

Analysis of turnover and profit before tax by principal activities, for the years ended December 31, 1998, 1999 and 2000 was as follows:

                                              Turnover                                 Profit before tax
                                -----------------------------------------       --------------------------------------
Activity                          1998            1999            2000             1998           1999           2000
--------                        ---------       ---------       ---------       ---------       --------       -------
                                 HK$'000         HK$'000         HK$'000         HK$'000        HK$'000        HK$'000
Timepiece operations            1,101,552       1,142,654       1,122,348          23,871        115,009        99,983
Jewelry operations                446,524         691,809         670,648          63,714         84,053        48,288
Leather operations*                65,487         644,691         579,360         (11,264)        19,752        (8,201)
Others**                           76,122          63,284          81,880          61,028***     (10,848         2,173
                                ---------       ---------       ---------       ---------       --------       -------
                                1,689,685       2,542,438       2,454,236         137,349        207,966       142,243

Analysis of turnover and profit before tax by geographical locations, for the years ended December 31, 1998, 1999 and 2000 was as follows:****

                                              Turnover                                 Profit before tax
                                -----------------------------------------       -----------------------------------
Region                             1998           1999            2000           1998          1999          2000
------                          ---------       ---------       ---------       -------       -------       -------
                                 HK$'000         HK$'000         HK$'000        HK$'000       HK$'000       HK$'000
Europe                          1,006,679       1,665,523       1,709,307        77,425       182,200       114,742
America                            80,510         137,163         160,785        (3,649)      (14,282)      (13,183)
Asia Pacific                      602,496         739,752         584,144        63,573***     40,048        40,684
                                ---------       ---------       ---------       -------       -------       -------
                                1,689,685       2,542,438       2,454,236       137,349       207,966       142,243

------------

* During the year ended December 31, 2000, the Group assigned its property rights in the Hong Kong SAR, Macau, Taiwan and the PRC with respect to the "Goldpfeil" trademark in men's wear to an independent third party for a consideration of HK$75,000,000.

**   Includes turnover from jewelry retail and pilot shop activities.

***  Includes exceptional items of approximately HK$ 63.4 million.

**** Turnover by geographical locations is determined on the basis of the destination of delivery of merchandise.

     3. SEASONALITY OF THE COMPANY'S BUSINESS

     Under normal circumstances, sales figures are usually higher in the second half of the year than in the first half. This is because the Group receives a large portion of sales orders from major trade fairs, which are generally held in the first half of the year, whereas the corresponding assembled and/or manufactured products are delivered and sold in the second half of the year.


     4. SOURCING

     The Group buys all components and raw materials from suppliers located in Japan, other countries in the Far East and Europe (particularly Switzerland and Germany). These raw materials include gold, silver and other precious metals, precious and semi-precious stones, and leather. The Group also purchases movements, cases, dials, wristbands and other components. The supply and demand for these materials are highly subject to cyclical market factors, thereby causing prices for such raw materials to be highly volatile. The Group generally does not engage in hedging transactions with respect to these raw materials.

     The Group has established good relationships with its major suppliers and has not experienced any significant difficulties in sourcing supplies and in obtaining delivery of new materials. During 2000, less than 30% of the Group sales were attributable to the Group's five largest customers and less than 30% of the Group purchases were attributable to the Group's five largest suppliers.

     For the year ended December 31, 2000, approximately 53% of the Group's purchases were made in Hong Kong Dollars, 8% in Swiss francs, 20% in Deutschmarks, 15% in US Dollars and 2% in Japanese yen, with the balance in various other currencies. The Group normally hedges purchases in foreign currencies with forward exchange contracts in order to minimize the risks associated with currency fluctuations but is not currently involved in any hedging transactions. The Group has not experienced any significant difficulties in sourcing supplies nor in obtaining delivery of components.

     Components and raw materials are normally purchased on the basis of shipment schedules to fulfill confirmed orders from customers and estimates of future requirements, and are normally ordered two to six months in advance. The Group usually maintains sufficient stock for approximately three months of production, except for movements, which are among the most expensive components. The Group normally maintains sufficient inventory of movements for at least one and one-half months of production, and places orders one to three months before the required delivery date. The Group does not have any long term supply contracts.


     5. MARKETING

     Marketing is a major aspect of the Group's operations and is carried out by sales executives based in Hong Kong, Switzerland, Italy, Germany, the United States and Japan. These executives are responsible for establishing and maintaining relations with existing customers and for marketing to new customers.

     Advertising and marketing expenditure amounted to approximately 6%, 4% and 5% of the Group's total sales for the years ended December 31, 1998, 1999 and 2000 respectively.

     Company sales personnel attend watch, jewelry and leather fairs regularly. Major fairs typically attended include the Munich Fair, Midora Fair (held in Leipzig, Germany), Basel Fair, the Hong Kong Watch and Clock Fair, the Las Vegas and Atlanta watch and jewelry shows, Offenbach Fair, Italy Leather Show, and the Hong Kong Leather Fair. In addition, each year in Mainz, Germany the Company sponsors the "Egana Fair," one of the world's largest private timepiece and jewelry fairs.

     Other marketing activities consist of advertising in mail order catalogues, in timepiece, jewelry and leisure magazines, and on radio and television in some countries. The Group publishes catalogues advertising the products it sells, including its own brand names. Products are also promoted by holding shows in major hotels in Germany, putting on exhibitions in department stores in Germany, sponsoring sporting and other events, and through poster campaigns.

     6. PROPRIETARY RIGHTS

     The Company owns the following main trademarks for use in connection with the distribution of the goods worldwide (except otherwise indicated), listed below:

TRADEMARK                                                          GOODS
---------                                                          -----
Argenta                                          Optical
Artina                                           Leather
Blue Fire                                        Jewelry
Burkhard Mueller                                 Jewelry
Carrera                                          Timepieces, Jewelry and Leather Goods
Dugena                                           Timepieces, Jewelry, Apparel & Fashion
DuNouveau                                        Jewelry
Eurochron                                        Timepieces
Fashmo                                           Leather
Ferrano                                          Jewelry, Apparel & Fashion
Goldpfeil                                        Timepieces, Jewelry, Leather, Optical, Apparel
                                                   and Fashion
Jacquelin                                        Jewelry
Junghans                                         Timepieces
Kai-Yin Lo                                       Jewelry
Kazto                                            Jewelry
Pierre Cardin (other than in                     Timepieces & Jewelry
  Argentina, Uruguay, Chile and Japan)
Praetina                                         Timepieces & Jewelry
Speidel                                          Jewelry
Yamato (Perlen)                                  Jewelry
Young Manhattan                                  Jewelry

     The Company holds exclusive licenses to make and distribute timepieces, jewelry and leather under the brands listed below and in the territories indicated:

BRAND NAME                                              TERRITORY                                    GOODS
----------                                              ---------                                    -----
Amaretta                                    Europe                                      Leather
Bulova, Accutron, Barracuda &               Most of Europe, Asia (other than in         Timepieces
  Caravelle                                 the HKSAR, Macau & the PRC) &
                                            Australia
Cerruti 1881 & Nino Cerruti                 Worldwide                                   Timepieces
Courreges                                   Germany & Switzerland                       Optical
Daniel Hechter                              Germany                                     Optical
Esprit                                      Worldwide                                   Timepieces & Jewelry
Field & Stream                              USA                                         Timepieces
Haribo                                      Worldwide                                   Timepieces
Joop!                                       Worldwide                                   Timepieces, Jewelry & Leather
                                                                                          Accessories
Katarina Witt                               Worldwide                                   Jewelry
Mexx                                        Worldwide                                   Timepieces
Paolo designed by Paolo Gucci               USA and Canada                              Timepieces
Raymond Weil                                Germany                                     Timepieces
Sofrina                                     Europe                                      Leather

     7. COMPETITIVE POSITION

     The Group's competitive position is based upon its inventory of 42 owned and licensed brand names. These brand names normally carry higher margins than the more competitive original equipment manufacturing business ("OEM") and is more likely to maintain profitability in a recession than the OEM business. The Group has an extensive distribution network covering 90 countries, and vertically integrated design product development and manufacturing support network. This network allows us to increase product quality, manufacturing efficiency and timely delivery, all of which are factors essential to success in the competitive fashion accessory market.


     8. MATERIAL EFFECTS OF GOVERNMENT REGULATIONS ON THE COMPANY'S BUSINESS

     There are no material effects of government regulations on the Company's business.


     C. ORGANIZATIONAL STRUCTURE

     Corporate Structure of the Company and its principal subsidiaries appear on the following page:

Chart of Corporate Structure of EganaGoldpfeil and its principal operating units, showing:

-- EganaGoldpfeil (Holdings) Limited (with Stock Code 048 on Hong Kong Stock Exchange) owns (a) directly 100% of the issued share capital of Eco-Haru Mfr. Holdings Limited, Egana Europe (Holdings) GmbH, Egana of Switzerland (America) Corporation; (b) directly 16.5% of the issued share capital of Peace Mark (Holdings) Limited (with Stock Code 304 on Hong Kong Stock Exchange); (c) directly 20.3% of the issued share capital of Tonic Industries Holdings Limited (with Stock Code 978 on Hong Kong Stock Exchange); and (d) directly and indirectly 72.72% of the issued share capital of Egana Jewellery & Pearls Limited.

-- Eco-Haru Mfr. Holdings Limited owns (a) directly 100% of the issued share capital of (i) Goldpfeil AG (with operating subsidiaries in Japan, Korea, UK, France, USA), (ii) Haru Japan Corporation, Inc., (iii) Egana-Haru Mfr. Corporation Limited, (iv) Eco-Haru (Far East) Limited, (v) Egana of Switzerland (Far East) Limited, (vi) Junghans Asia Limited, (vii) Egana.Com Inc. and (b) directly 90% of the issued share capital of Egana India Private Limited.

-- Egana.Com Inc owns directly 50% of the issued share capital of Egana Information Technology Limited.

-- Goldpfeil AG owns directly 100% of the issued share capital of Goldpfeil Distribution and Services Limited and Haru Holding & Management GmbH.

-- Goldpfeil Distribution and Services Limited owns directly 100% of the issued share capital of Bartelli Leather Products Limited.

-- Haru Holding & Management GmbH owns (a) directly 100% of the issued share capital of Argenta Die Brillen GmbH; (b) directly 55% of the issued share capital of Haru-Kuraray GmbH (Joint Venture with Kuraray (35%) and Marubeni (10%); and (c) directly 70% of the issued share capital of Lorica Sud s.r.l.

-- Egana Europe (Holdings) GmbH owns directly 100% of the issued share capital of (a) Egana Deutschland GmbH, (b) Collection Uhren and Schmuck GmbH, (c) Egana Uhrenvertriebs GmbH, (d) Egana Suisse (Holdings) S.A., (f) Egana Italia s.r.l. and (g) Zeitmesstechnik GmbH.

-- Egana Deutschland GmbH owns directly 100% of the issued share capital of Junghans Uhren GmbH (with operating subsidiaries in Austria, Switzerland, Italy and UK).

-- Egana Suisse (Holdings) S.A. owns directly 100% of the issued share capital of Egana Suisse S.A. and Chromachron A.G.

-- Egana Jewellery & Pearls Limited owns directly 100% of the issued share capital of (a) Oro Design Limited, (b) Egana Schmuck und Perlen GmbH, (c) Egana Jewelry & Pearls (American) Corporation, (d) Jacquelin Designs Enterprises, Inc., and (e) Keimothai Limited.

-- Oro Design Limited owns directly 100% of the issued share capital of Everstone Limited (Speidel Factory).

-- Egana Schmuck und Perlen GmbH owns directly 100% of the issued share capital of (a) Egana Juwelen & Perlen Handels GmbH and (b) Burkhard Mueller Schmuck GmbH.

     D. PROPERTY, PLANTS AND EQUIPMENT

     The Group's head office as well as its Hong Kong timepiece factory is located at Hong Kong Industrial Centre, Kowloon, and occupies approximately 30,900 square feet (16,500 square feet owned, and 14,400 square feet leased) on three different floors. Approximately 159 people work in this Hong Kong facility, in the areas of design and product development, marketing and sales administration, assembly and quality control and after-sales service. The PRC factory located in Longgang, Shenzhen occupies approximately 40,000 square feet and employs over 200 workers who perform the more standardized assembly work for mid priced timepieces. The annual production capacity of the Hong Kong and PRC facilities is 6.2 million units. The Company's Swiss operations are located in Lengnau, occupy approximately 10,000 square feet of leased space and employ 25 people in the development and assembly of high quality and technically sophisticated timepieces bearing the "Swiss Made" label.

     The Group has two production plants in Germany for the manufacture of high technology timepieces, quartz analogue clocks, as well as mid-price range sports watches. These two plants have an annual production capacity of approximately 3 million units, occupies approximately 6,300 square meters and employ over 180 workers.

     The Group's Hong Kong jewelry operations, located at Hong Kong Industrial Centre, Kowloon, occupy approximately 6,400 square feet of owned space and employ 38 people in product design and development and in the quality control of jewelry. The Group's PRC jewelry manufacturing facilities (including factory and staff quarters), located in Nanao, Shenzhen, occupies approximately 70,000 square feet and currently employs approximately 1,328 staff in the production of jewelry. The Nanao plant is equipped with a completely automatic electro-forming process, which was transplanted from Germany following the Group's acquisition of the business of Fr. Speidel, a German based company renowned for the quality of its rolled gold chains and wide range of jewelry.

     The Group's leather manufacturing facilities are located in Germany, Italy and the PRC. The leather manufacturing facility that is located in Germany occupies approximately 3,600 square meters (38,700 square feet) and currently employs approximately 50 leather assembly workers. The manufacturing facility at Ottana, Italy occupies approximately 19,400 square meters (208,700 square feet) and employs approximately 30 workers. The manufacturing facilities at Shenzhen, PRC occupies approximately 62,408 square feet and employs approximately 400 workers. The maximum production capacity in Italy is 500,000 square meters of leather per annum. The maximum production capacities in Germany and the PRC are approximately 90,000 pieces and 720,000 pieces per annum respectively.

ITEM 5 -- OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes included therein.

     The fiscal years ended December 31, 1998, 1999 and 2000 are referred to herein as FY 1998, FY 1999 and FY 2000 respectively.


     A. OPERATING RESULTS

     The following sets forth historical consolidated financial data as a percentage of net sales for FY 1998, 1999 and 2000. The underlying amounts for each line item were prepared in accordance with HK GAAP.

                                                             YEARS ENDED DECEMBER 31,
                                                          -----------------------------
                                                           1998        1999       2000
                                                          -----       -----       ----
Net sales                                                 100.0%      100.0%       100%
Cost of sales                                              62.2%       61.1%      61.4%
Interest and other income                                   6.6%        2.6%       2.5%
Selling, general and administrative expenses               33.7%       31.3%      33.4%
Operating profit before taxation                            8.1%        8.2%       5.8%
Taxation                                                    0.2%        1.0%       0.8%
Profit after taxation                                       7.9%        7.2%       5.0%
Minority interests                                          0.6%        1.2%       0.5%
Net profit                                                  7.3%        6.0%       4.5%

     For the fiscal years ended December 31, 1998 and 1999, the Group enjoyed an annual increase of 21% to 50% in its consolidated turnover. However, there was a net decease in consolidated turnover of 3% in FY 2000 as compared to FY 1999. Net profits were approximately HK$123 million for FY 1998, approximately HK$154 million for FY 1999 and approximately HK$110 million for FY 2000.

     In FY 1998, other income included (a) a gain of approximately HK$11.8 million in relation to the settled Benetton litigation case, and (b) a gain from the spin-off of the jewelry business of approximately HK$51.6 million. In FY 1999, other income included (a) compensation for early termination of licensing agreement of approximately HK$22 million from a licensor, and (b) gain of approximately HK$2 million in relation to the Benetton case. In FY 2000, other income included (a) a gain of approximately HK$6.1 million on disposal of investment securities, and (b) a gain on partial disposal of interest in a subsidiary of approximately HK$3.8 million, and (c) a gain on disposal of an unconsolidated subsidiary of approximately HK$1.9 million.


COMPARISON OF RESULTS OF OPERATIONS FOR FISCAL 1999 AND 1998

     Turnover. 1999 turnover amounted to approximately HK$2,542 million, representing an increase of approximately HK$853 million, or 50% from HK$1,690 million in 1998. The substantial growth in turnover was primarily attributable to the business expansion and extension of distribution network globally.

     Gross Profit. Gross profit for 1999 was approximately HK$990 million or 39% of turnover. The increase in gross profit margin in 1999 as compared with 38% in 1998 was primarily due to continuous enhancement of operating efficiency and more effective production overhead absorption as a result of an increase in orders.

     Selling, General and Administrative Expenses. The increase in selling, general and administrative expenses for 1999 as compared to 1998 was due to full year operating expenses of leather division (which had been acquired in 4th quarter 1998) reflected in 1999.

     Interest Expenses. Interest expenses in FY 1999 totaled approximately HK$71 million, an increase of approximately 22% from FY 1998 due to full year interest expenses of leather division accounted for in FY 1999.

     Interest Income. Interest income in FY 1999 totaled approximately HK$13 million, a decrease of approximately 53% from FY 1998, due principally to additional funds being applied for repayment of the bank loans and overdrafts.

     Other income. Other income in FY 1999 included (a) the gain of approximately HK$2 million in relation to the Benetton case, and (b) compensation for the early termination of a licensing agreement of approximately HK$22 million from a licensor.

     Taxation. The effective income tax rate as a percentage of pre-tax income increased from approximately 3% in 1998 to 12% in 1999.


COMPARISON OF RESULTS OF OPERATIONS FOR FISCAL 2000 AND 1999

     Turnover. 2000 turnover amounted to approximately HK$2,454 million, representing a decrease of approximately HK$88 million, or 3% from HK$2,542 million for 1999. The decrease in turnover was primarily attributable to the effect of the Euro devaluation.

     Gross Profit. Gross profit for 2000 was approximately HK$947 million or 39% of turnover. The gross profit margin maintained stable as compared with that in 1999.

     Selling, General and Administrative Expenses. The increase in selling, general and administrative expenses for 2000 as compared to 1999 was primarily due to (i) a HK$16 million, pre-launch promotional expenditure that was expensed to administrative expenses instead of being deferred and amortized over a period of three years, and (ii) a HK$10 million expense relating to the relocation of our US distribution center and office in anticipation of the expansion in the United States.

     Interest Expenses. Interest expenses in FY2000 totaled approximately HK$66.5 million, a decrease of approximately 6% from FY 1999 due to additional funds being applied for repayment of bank loans and overdrafts.

     Interest Income. Interest income in FY2000 totaled approximately HK$35 million, an increase of approximately 163% from FY 1999, due to higher cash and bank balances upon receipt of the settlement sum from Benetton International N.V. and 2000 Warrants exercised for approximately HK$554 million.

     Other Income. Other income in FY2000 included (a) a gain of approximately HK$6.1 million on disposal of investment securities, (b) a gain on partial disposal of interest in a subsidiary of approximately HK$3.8 million and (c) a gain on disposal of an unconsolidated subsidiary of HK$1.9 million.

     Taxation. The effective income tax rate as a percentage of pre-tax income increased slightly from approximately 12% in 1999 to 13% in 2000.

     BALANCE SHEET DATA

     The following sets forth certain historical consolidated balance sheet data as at December 31, 1998, 1999 and 2000. These data were prepared in accordance with HK GAAP.

                                                         (IN MILLIONS OF HK$)
                                                         (Audited)
                                                    As at December 31,
                                                    ------------------
                                                     1998        1999        2000
                                                    ------      ------      ------
Non-Current Assets
  Fixed assets                                         140         143         198
  Intangible assets                                    321         285         381
  Other assets & investments                           195         213         361
Current assets                                       1,909       2,043       1,879
Current liabilities                                 (1,176)     (1,241)     (1,350)
Net current assets                                     733         802         529
Non-Current Liabilities
  Bank loans                                           (47)        (24)        (27)
  Deferred taxation & other long-
    term liabilities                                   (66)       (145)        (87)
Minority interests                                    (156)       (132)       (101)
                                                    ------      ------      ------
Shareholders funds                                   1,120       1,142       1,254


     Fixed Assets. The value of fixed assets as of December 31, 1998 was approximately HK$140 million, the increase mainly due to the fixed assets taken over through acquisition of a subsidiary during 1998. There was no significant addition or disposal of fixed assets in FY 1999 and the value of fixed assets as of December 31, 1999 was approximately HK$143 million. The value of fixed assets as of December 31, 2000 was approximately HK$198 million, the increase mainly due to the assets taken over through subsidiaries during the year 2000.

     Intangible assets. The increase as at December 31, 1998 from approximately HK$163 million to approximately HK$321 million was attributable mainly to the recognition of the fair value of the "Goldpfeil" trademark of approximately HK$125.8 million and an inclusion of the cost for assuming a certain existing customer base, source of supplies and know-how of a business acquired in FY 1998 for approximately HK$28.8 million. During FY 1999, there was an inclusion of the costs of licenses and trademarks, deferred advertising and promotion expenses and a technical know-how fee totaling approximately HK$32 million, whilst the amortization of such intangible assets during FY 1999 was approximately HK$60 million. The net book value of the intangible assets was approximately HK$285 million as of December 31, 1999. The increase of intangible assets as of December 31, 2000 was mainly attributed to the recognition of the fair value of the "Junghans" trademark of HK$90 million.

     Other assets & investments. For the year ended December 31, 1998, the increase in this category was due to our increased shareholdings in Peace Mark. For the year ended December 31, 1999, the increase was due to our increased interests in associates and non-trading listed investment shares in Hong Kong. For the year ended December 31, 2000, the increase was due to the Group's investment in three year convertible notes in the amount of US$14.2 million issued by an independent third party. The issuer of these notes intends to invest in the forestry business for the exploitation of forest resources, including wood processing as well as trading of wood products, and to establish a leading B2B building material exchange platform with global coverage.

     Current assets. The turnover for debt has been consistent during the relevant years, being 98 days, 72 days and 60 days for FY 1998, FY 1999 and FY 2000 respectively. The inventory turnover is maintained within 153 days in FY 1998, 128 days in FY 1999 and 138 days for FY 2000. The increase in current assets as at December

31, 1998 was largely due to increase in stocks, accounts receivable and short-term investments, as a result of the growth of the Company's business operations and the preparation for launching new collections in the first quarter 1999. An increase in current assets as at December 31, 1999 was mainly due to the Group's placement of sincerity deposits for a proposed investment in a group of companies amounting to approximately HK$140 million. A decrease in current assets as at December 31, 2000 was largely because the Group had received the settlement sum from Benetton International N.V. Proceeds from this settlement were applied to the Junghans acquisition.

     Current Liabilities. The increase in current liabilities as at December 31, 1998 was mainly due to the increase in short-term bank loans and overdraft and corresponding increases in trade creditors due to business expansion. The increase in current liabilities as at December 31, 1999 and as at December 2000 were largely due to the increase in bills payable and corresponding increases in trade creditors due to business expansion.

     Bank loans. The decrease in bank loans as of December 31, 1998 and 1999 were due to the repayment of syndicated loans to the extent of HK$62.4 million in both FY 1998 and FY 1999. The amount at December 31, 2000 remained stable as compared to FY 1999.

     Deferred taxation & other long-term liabilities. The decrease in deferred taxation as of December 31, 1998 was due to the write back of deferred taxation for approximately HK$8.5 million and the principal amount of the convertible notes of approximately HK$24 million that had been reclassified as shareholders' equity in 1998. The increase in other long term liabilities as at December 31, 1999 was due to the issuance of US$15 million convertible debentures by the Company in December 1999. Upon conversion of the debentures by the debentureholders, the principal amount of the debentures will be reclassified to shareholders' equity. The decrease in other long term liabilities as at December 31, 2000 was due to conversion of debentures of approximately HK$61.6 million into ordinary shares of the Company during the year.


     INFLATION

     During the past three years, the rate of inflation in Hong Kong and Europe (the Group's major market) was approximately -4% to 5% (with an inflation of about -4% in 2000 in Hong Kong) and 0.7% to 2% respectively, which is considered low and insignificant for the Group's business operations. Historically, the Group has been able to reduce the impact of inflation on profitability by increasing the wholesale price of its products by approximating the same rate as inflation in its markets.


     FOREIGN EXCHANGE

     The Group normally hedges the Group's purchases and sales in foreign currencies with forward exchange contracts in an attempt to minimize the risks associated with currency fluctuation although, as of December 31, 2000, the Company had no hedging contracts outstanding. There can be no assurance, however, that such future hedging activities will adequately protect the Group from adverse movements in currency exchange rates. In addition to these hedging activities, the Group also sold some currency options to commercial banks.


     B. LIQUIDITY AND CAPITAL RESOURCES

     Net bank borrowings as at December 31, 1998 amounted to approximately HK$611 million, an increase of 129% as compared to that of FY 1997. Net bank borrowings as at December 31, 1999 amounted to HK$400 million, a decrease of 35% as compared to that of FY 1998. Net bank borrowings as at December 31, 2000 were approximately HK$190 million, a decrease of approximately 53% as compared to that of FY 1999. The positive operating cash inflow, the issuance of the three year term US$15 million convertible debentures in December 1999 and the exercise of "2000 Warrants," as defined below, allowed the Company to reduce its bank borrowings in 1999 and 2000. During each of the relevant years, the interest cover is at around 5 times with the current ratio ranging from 1.6 times, 1.6 times and 1.4 times for FY 1998, FY 1999 and FY 2000 respectively.

     In August 1996, the Group issued a total of 241,582,736 warrants (the "1998 Warrants") to shareholders by means of a bonus issue on the basis of one 1998 Warrant for every five shares held on the bonus issue's record date. Each 1998 Warrant entitled the holder to subscribe for new share at any time until June 30, 1998. When issued in 1996, the 1998 Warrants had an exercise price of HK$0.75 per share. Such price was adjusted to HK$0.38 in connection with the Company's one-for-one Share bonus made on July 7, 1997. The price was further adjusted to

HK$0.18 in connection with the Company's rights issue and bonus issue in July 1998. Shares issued as a consequence of the exercise of the subscription rights under the 1998 Warrants rank pari passu with the other existing shares. The 1998 Warrants, which were listed on the Hong Kong Stock Exchange, expired on June 30, 1998. The subscription rights attached to 206,081,325 1998 Warrants had been exercised and the subscription rights attached to 35,501,411 1998 Warrants expired. In July 1998, the Group issued a total of 660,862,279 warrants (the "2000 Warrants") to shareholders by means of a bonus issue on the basis of one 2000 Warrant for every five shares held on the bonus issue record date. Each 2000 Warrant entitles the holder to subscribe for one new share at any time until June 30, 2000. When issued in 1998, the 2000 Warrants had an exercise price of HK$0.40 per share. Such price was adjusted to HK$0.20 and HK$0.17 per share in connection with the Company's rights issue and bonus issue in July 1998 and bonus issue in June 1999 respectively. Shares issued as a consequence of the exercise of the subscription rights under the 2000 Warrants rank pari passu with the other existing shares. During FY 1998, the subscription rights attached to 1,351 2000 Warrants had been exercised and the subscription rights attached to 660,860,928 2000 Warrants remained to be exercised.

     In June 1999, a bonus issue of one share for every five shares held was granted. The bonus issue resulted in the exercise price of the 2000 Warrants being adjusted from HK$0.20 per share to HK$0.17 per share effective June 23, 1999. During FY 1999, the subscription rights attached to 1,687,509 and 1,012,395 2000 Warrants had been exercised at HK$ 0.20 and HK$0.17 per share respectively and the subscription rights attached to approximately 658,161,024 2000 Warrants remained to be exercised.

     During the year 2000, 539,517,029 2000 Warrants were exercised at HK$0.17 per share. All remaining warrants exercisable up to and including June 30, 2000 expired on June 30, 2000. In the aggregate, approximately 82% of the 2000 Warrants were exercised.

     In April 1997, Egana obtained a US$20 million term loan facility from a syndicate of banks and financial institutions. The facility was arranged by The Long-Term Credit Bank of Japan, Ltd., and matured in April 2000. The facility was utilized to refinance an existing syndicated loan (which has been applied to repay an outstanding principal amount of US$5 million) and to acquire and develop the Pierre Cardin trademark for timepieces. The loan was fully repaid in April 2000.

     In April 1997, Egana issued to third party institutional investors convertible notes in the aggregate principal amount of US$15.5 million (the "Notes"). The Notes may be converted into Ordinary Shares of Egana at an exercise price representing 85 percent of the average of the closing price of Egana for the five trading days prior to the notice conversion, subject to a maximum conversion price of HK$1.11 per share, which was subsequently adjusted to HK$0.57 and HK$0.48 per share following the rights issue and bonus issue in July, 1998 and the bonus issue in June, 1999, respectively. The proceeds have been used primarily to expand the Group's distribution network in North America and for procurement of additional brand names for timepieces and jewelry. The notes were fully converted in December 1999.

     In December 1999, Egana issued to Credit Suisse First Boston (Hong Kong) Limited convertible debentures in the aggregate principal amount of US$15 million (the "Debentures 2002"). The Debentures 2002 may be converted into Ordinary Shares of Egana at a conversion price equal to the lesser of (i) HK$0.28 per Ordinary Share, subject to adjustments, and (ii) 90% of the average of the 5 lowest closing prices of one Ordinary Share during the 20 business days immediately prior to conversion. The proceeds have been used for developing e-commerce by the application of information technology into the Company's business activities as part of the Company's extension of its distribution network and brand building, and for general working capital purposes.

     Given the foregoing, the ratio of the Group's consolidated bank borrowings to consolidated net worth for FY 1999 was 0.35, as compared to 0.55 for FY 1998. The ratio for FY 2000 was 0.15, a decrease of 57% as compared to that of FY 1999. The decrease in the Group's leverage ratio in 2000 was mainly due to the exercise of the 2000 Warrants which allowed the Group to reduce its bank borrowings. As a solvency test, the Group's gearing ratio (as measured by total consolidated liabilities to consolidated net worth) for FY 1999 was 1.23, which was ahead of the industry average of 1.5, and is worse than FY 1998's ratio of
1.1. For FY 2000, the Group's gearing ratio was 1.17. The increase in the Group's gearing and leverage ratio in 1998 was mainly due to increased use of banks and credit finance to cope with the business growth and sale increment to an extended distribution network. The increase in the Group's gearing ratio in 1999 was mainly attributable to the issuance of the Debentures 2002. The decrease in the Group's gearing ratio in 2000 was mainly attributable to the exercise of the 2000 Warrants.

     The Group is committed to ensuring that capital investment continues to be financed by equity and retained earnings, with working capital through debt financing and internal resources, for optimizing the use of financial resources.

     On July 22, 1998, the Company completed a rights offering of 1,321,724,558 Ordinary Shares. For every five Ordinary Shares held, each shareholder of the Company was entitled to subscribe for two additional Ordinary Shares ("Rights Shares") at a purchase price of HK$0.35 per Rights Share, representing a discount of 26.3% from the closing price of the Ordinary Shares on the Hong Kong Stock Exchange on the day prior to the announcement of the offering. For every two Rights Shares subscribed, the subscriber also received two Ordinary Shares of EJP ("Bonus EJP Shares") and five bonus Ordinary Shares of the Company. In connection with the rights offering, the Company received gross proceeds of approximately HK$462 million. Of these proceeds, the Company contributed HK$180 million to EJP in exchange for EJP issuing 2,500 million Ordinary Shares, of which 1,321,724,558 EJP shares were issued to the subscribers in the rights offering as payment of the Bonus EJP shares. At the conclusion of the rights offering, the Company retained ownership of approximately 52% of the issued share capital of EJP, which amounted to HK$155 million, representing 3,100 million ordinary shares in issue and fully paid-up. In 1999 the Company increased its interests in EJP to approximately 65%. As at May 31, 2001, the Company held approximately 73% of EJP.

     EJP has used the proceeds of the subscription from the Company for the expansion of its jewelry business. The Company has used the balance of the proceeds of the rights offering for the acquisition of leather business and additional trademarks, the development of radio-controlled timepieces and for general corporate purposes.


     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

     The Group does not expend resources of any significance on Group-sponsored research and development activities.


     D. TREND INFORMATION

     The Group is principally engaged in (i) the design, assembly, manufacturing and distribution of timepiece, jewelry and leather products; (ii) the licensing or assignment of brand names; and (iii) the trading of timepiece components, jewelry, leather and consumer electronic products. For FY 2000, timepieces, jewelry and leather accounted for approximately 46%, 27% and 24% respectively of the Group's total revenues. For FY 1999 the respective turnover percentages were 45%, 27% and 25%. For FY 1998 the respective turnover percentages were 65%, 26% and 4%. Through an expansion of distribution network of timepiece activities (which can be made available to jewelry products) and an extension of brand name portfolio to jewelry business, the Group is well posed and has managed to secure a relatively faster growth pace in the jewelry sector which enjoys a higher profit margin than that of timepieces.

     The Group demonstrated a healthy growth in the brand name products (which accounted for approximately 72% of the Group's turnover) from approximately HK$1,717.4 million in FY 1999 to approximately HK$1,762.90 million in FY 2000 and from approximately HK$1,230.4 million in FY 1998 to HK$1,717.4 million in FY 1999. For FY 2000 the operating profit margins of such timepieces, jewelry and leather were 9% and 7% and -1% respectively, and those for FY 1999 were 10%, 12% and 3% respectively and for FY 1998 were 2% and 14% and -17% respectively.

     Sales to Europe, Asia Pacific and America accounted for approximately 70%, 23% and 7% respectively of the Group's consolidated revenues for FY 2000, 66%, 29% and 5% respectively for FY 1999 and 60%, 36% and 4% respectively for FY 1998. During FY 1998, 1999 and 2000, less than 30% of the Group's consolidated sales were attributable to the Group's five largest customers. During FY 1998 and 2000, less than 30% of purchases were attributable to the Group's five largest suppliers. During FY 1999, the five largest suppliers in aggregate accounted for approximately 35% of the total purchases of the Group and the largest supplier accounted for approximately 13% of the total purchases of the Group.

     Other than that disclosed above, the Company is not aware of any significant recent trends in production, sales and inventory, state of the order book and costs and selling prices. For the past year, except the effect of devaluation of Euro dollar, the Company is also unaware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's net sales or revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.


ITEM 6 -- DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

     The directors and executive officers of the Company are as follows:

NAME                               AGE                          POSITION
----                               ---                          --------
Hans-Joerg Seeberger                57       Chairman and Chief Executive of the Company
Peter Ka Yue Lee                    54       Executive Director
Michael Richard Poix                49       Executive Director
David Wai Kwong Wong                43       Director
Professor Udo Glittenberg           57       Director
Dr. Gotz Reiner Westermeyer         60       Director

     Hans-Joerg Seeberger is the founder, Chairman and Chief Executive of the Company. He has more than 20 years experience in the timepiece, jewelry, and leather business in the Far East and Europe. He is responsible for the Group's overall corporate policy and development strategy as well as for overseeing the Group's operations worldwide, particularly the financial and marketing aspects. Mr. Seeberger has served as a director of the Company since 1990. Mr. Seeberger is also a director of EJP.

     Peter Ka Yue Lee is responsible for the financial and general management of the Group's Hong Kong operations. Before joining the Group, he worked as an executive in marketing and corporate management in several international companies in the consumer and manufacturing industries. He joined the Group in 1978. Mr. Lee has served as a director of the Company since 1990. Mr. Lee is also a director of EJP.

     Michael Richard Poix joined the Group in October 1988. He previously worked with a large German mail order house, a large German department store organization as a foreign trader in their trade department and with a retail company in Germany as the head of the purchasing department for watches, jewelry and electronics. He is responsible for the day-to-day operations of the Group's business, including ensuring compliance with the requirements of the brand name licenses held by the Group. Mr. Poix has served as a director of the Company since 1992. Mr. Poix is also a director of EJP.

     David Wai Kwong Wong has over 20 years experience in finance, accounting, corporate and taxation affairs. He is a fellow of the Association of Chartered Certified Accountants, and an associate of the Hong Kong Society of Accountants, the Australasian Association of Practising Accountants and the Australian Association of Secretaries and Managers. Mr. Wong has served as a director of the Company since 1992. Mr. Wong is also a director of EJP and International Taxation Advisory Services Limited. Mr. Wong also serves as director of all of the following Hong Kong listed companies: Dickson Group Holdings Ltd., a Cayman Islands corporation, Prestige Properties Holdings Limited, a Bermuda corporation, The Cross-Harbour (Holdings) Limited, a Hong Kong corporation, Tonic Industries Holdings Limited, a Cayman Islands corporation, UBA Investments Limited, a Cayman Islands corporation, Upbest Group Limited, a Cayman Islands corporation, and Yugang International Ltd., a Bermuda corporation.

     Professor Udo Glittenberg is a professor in business administration, having studied in the United States and Europe. Before establishing two private business schools in Germany, he was the chief executive of a steel and plastics manufacturing group and a team leader in a Chinese-German government co-operation project in the PRC. Professor Glittenberg has served as a director of the Company since 1992.

     Dr. Gotz Reiner Westermeyer was previously the managing director of a major Japanese consumer electronics company based in Dusseldorf, Germany, for over 10 years, and had worked as an executive in charge of the consumer electronics division of a major conglomerate headquartered in Turkey. He is currently the executive of a German organization representing certain interests from the Eastern Europe for consumer electronics products. He obtained his doctorate in joint venture management from Munich University. He has extensive experience in the importation and distribution of consumer electronic products and other consumer products throughout Europe. Dr. Westermeyer has served as a director of the Company since 1992.

     There are no family relationships between any of the persons named above. Mr. Seeberger is a major shareholder through his beneficial ownership of Peninsula International Limited, as described in 7A, below. Other than this relationship, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.


     B. COMPENSATION

     During the year ended December 31, 2000, the aggregate amount of compensation paid by the Group, and benefits in kind granted, to all executive and non-executive directors, was approximately HK$9,503,000, of which HK$290,000 was paid as discretionary bonuses.

     STOCK OPTIONS

     The Company has adopted an executive share option scheme (the "Scheme") under which the directors may, on or before May 31, 2003, grant options to directors and employees of the Company or any of its subsidiaries to subscribe for Ordinary Shares of the Company, subject to a maximum of 10% of the issued share capital of the Company from time to time. The option price under the Scheme will be 85 percent of the average of the closing prices of the shares as stated in the daily quotation sheets of the Hong Kong Stock Exchange for the five business days immediately preceding the date of the offer to grant the option (or, in the event the offer to grant the option is made before dealings in the shares on the Hong Kong Stock Exchange commence, the price at which shares have been offered to the public in contemplation of the commencement of dealings) or the nominal value of the shares, whichever is the greater. An option may be exercised in accordance with the terms of the Scheme at any time from the date of grant and prior to the expiry of ten years thereafter, provided that in the first five years, the exercise of the option shall be restricted to a cumulative total of 20 percent of shares subject to the option in each year. As of May 31, 2001, the directors of the Company held options under the Scheme to purchase 130,580,000 Ordinary Shares, with 580,000 and 130,000,000 options exercisable at a current price of HK$0.128 per share and HK$0.211 per share, respectively.


     Options to purchase the Company's Ordinary Shares granted to the Company's directors during FY 2000 are set forth in the following table.

DIRECTOR                 NUMBER GRANTED      GRANT DATE       EXPIRATION DATE     EXERCISE PRICE
--------                 --------------     -------------     ---------------     --------------
Hans-Joerg Seeberger       120,000,000       Jan. 9, 2000       Jan. 9, 2010         HK$0.211
Peter Ka Yue Lee             5,000,000       Jan. 9, 2000        Jan 9, 2010         HK$0.211
Michael Richard Poix         5,000,000      Jan. 17, 2000       Jan 17, 2010         HK$0.211
                        --------------
Total                      130,000,000


     DISCRETIONARY BONUS PLANS

     Bonus payments made to our directors are made on a case-by-case basis and not pursuant to a written plan.

     PENSION PLANS

     The Group has established pension schemes, for which directors are also eligible, for all Hong Kong employees and employees of certain overseas subsidiaries. The Group's Hong Kong employees are members of three defined contribution schemes. The amount of the Group's contribution is based on specified percentage of the basic salary and the length of service of employees, and forfeited contribution in respect of unvested benefits is used to reduce the Group's ongoing contributions otherwise payable. With the implementation of the Mandatory Provident Fund ("MPF") in Hong Kong since December 1, 2000, the Group requires its Hong Kong employees to participate in the MPFs. The Group makes monthly contributions to the scheme, based on 5-7% of the employees' basic salaries. During the year ended December 31, 2000, the Group's contribution on behalf of all directors, executive officers and employees as a group in FY 2000, including the amount contributed under the previously defined contribution schemes, was approximately HK$2,238,000.


     C. BOARD PRACTICES


     BOARD OF DIRECTORS

     In general, the Company may by ordinary resolution appoint its directors, either to fill a vacancy or as an addition to the existing board (subject to the maximum number of directors currently fixed at 12). At every annual general meeting, one-third of the directors, excluding the chairman, must retire by rotation from office and, being eligible, may offer themselves for reappointment.

     The Board may also appoint a director to fill a vacancy or as an addition to the board, except that a director appointed in this manner must step down at the next following annual general meeting and, subject to certain eligibility requirements, may then offer themselves for reappointment.

     In accordance with the above rules, Mr. Peter Ka Yue Lee and Mr. David Wai Kwong Wong shall retire by rotation from office and, shall offer themselves for reappointment at the 2001 annual general meeting. All other directors shall continue in office.

     Certain of the Company's directors have entered into service agreements with the Company. Mr. Hans-Joerg Seeberger's three year service contract, from September 1, 1995 until August 31, 1998, has been renewed for another three years, expiring on August 31, 2001. Mr. Peter Ka Yue Lee has entered into a service agreement with the Company for a term of forty months, from September 1, 1995 until December 31, 1998, which agreement has been renewed for another three years, expiring on December 31, 2001. Mr. Michael Richard Poix's three year service contract, from April 1, 1998 until March 31, 2001, has been renewed for another three years, expiring on March 31, 2004.


     AUDIT COMMITTEE

     The Company has established an Audit Committee, which is comprised of not less than two independent non-executive directors. The non-executive members of the Board of Directors, Mr. David Wai Kwong Wong, Professor Udo Glittenberg and Dr. Gotz Reiner Westermeyer, currently serve as members of the Audit Committee. The functions of the Audit Committee are to consider the appointment of our auditors, review the scope of the prospective audit, review the interim and annual financial statements and review the Company's internal control systems and compliance with accounting standards.

     D. EMPLOYEES

     As at year end for each of fiscal years 1998, 1999 and 2000, the Company employed, on a worldwide basis, 2,400, 2,669 and 3,632 employees, respectively. These figures can be further classified, by geographic region and activity, as follows:

                                                                      QUALITY CONTROL,
                  DESIGN AND PRODUCT                                    ASSEMBLY AND          MANAGEMENT AND SALES
                      MANAGEMENT            SALES AND MARKETING      AFTER-SALES SERVICE         ADMINISTRATION
                 ----------------------    ----------------------   ----------------------     ---------------------
                 1998     1999     2000    1998     1999     2000    1998     1999    2000     1998     1999    2000
                 ----     ----     ----    ----     ----     ----   -----    -----   -----     ----     ----    ----
Hong Kong          12       11       11      33       60       50      10       62      83       60       64      68

Europe             17       31       58     380      380      491     183      105     505      142      142     183

USA                 2        6        5       9        9       11       2        2      21        9        9      14

Japan               -        4        4      34       33       33       4        4       4       10        8       8

India               -        -        -       -        5        5       -       30      30        -        3       3

PRC                 -        -        -       -        -        -   1,443    1,570   1,918       50       18      15

Thailand            -        3        2       -        2        2       -      100     100        -        8       8

Total              31       55       80     456      489      592   1,642    1,873   2,661      271      252     299

     The management and administration of the Company are based at the headquarters in Hong Kong. The Company encourages and sponsors employees to attend external courses and training in subjects that are directly related to their jobs, and provides other benefits to employees such as contributing to three provident funds, MPF and a medical scheme in Hong Kong.

     None of the Company's employees is subject to any collective bargaining agreement. The Company considers its relations with its employees to be good and has not experienced any significant disruption to the operations as a result of labor disputes since its inception in 1978.


     E. SHARE OWNERSHIP

     As of December 31, 2000, Mr. Hans-Joerg Seeberger held an interest in 4,466,984,746 of the Company's Ordinary Shares, representing approximately 39.44% of the Company's issued share capital, and 120,000,000 options, the terms of which are listed in Item 6B, above. These shares are registered in the name of Peninsula International Limited and its nominee which held the same as nominee for the Captive Insurance Trust, a discretionary trust whose prospective beneficiaries included Mr. Seeberger and his family. As of December 31, 2000, Mr. Peter Ka Yue Lee directly held 5,302,915 of the Company's Ordinary Shares, and indirectly held 80,268,380 of the Company's Ordinary Shares through Joshua Limited, a company wholly-owned by Mr. Lee, for a total of 85,571,295 Ordinary Shares, together representing approximately 0.76% of the Company's issued share capital. In addition, Mr. Lee held 5,200,000 options to purchase the Company's Ordinary Shares, which options include (i) a block of 5,000,000 options, the terms of which are listed in Item 6B, above; and (ii) a block of 200,000 options which are exercisable from April 6, 1994 and expire on April 6, 2004, at an exercise price of HK$0.128 per share. As of December 31, 2000, Mr. Michael Richard Poix directly held 28,265,860 of the Company's Ordinary Shares, which represents approximately 0.25% of the Company's issued share capital. In addition, Mr. Poix held 5,380,000 options to purchase the Company's Ordinary Shares, which options include (i) a block of 5,000,000 options, the terms of which are listed in Item 6B, above; and (ii) a block of 380,000 options which are exercisable from April 6, 1994 and expire on April 6, 2004, at an exercise price of HK$0.128 per share. As of December 31,

2000, Dr. Gotz Reiner Westermeyer directly held a total of 2,880,000 of the Company's Ordinary Shares, representing approximately 0.03% of the Company's issued share capital. As of December 31, 2000, Professor Udo Glittenberg directly held a total of 1,152,000 of the Company's Ordinary Shares, representing approximately 0.01% of the Company's issued share capital.

     Employees of the Company may participate in the Company's stock option plan described in Item 6B, above.


ITEM 7 -- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


     A. MAJOR SHAREHOLDERS

     The following table sets forth beneficial ownership of the Company's Ordinary Shares as of December 31, 2000 of each person known by the Company to own beneficially more than 5% of the outstanding shares.

                                                     ORDINARY SHARES               PERCENTAGE OF SHARES
NAME OF BENEFICIAL OWNER                          BENEFICIALLY OWNED (1)              OUTSTANDING (2)
------------------------                          ----------------------           --------------------
Peninsula International Limited (3)                      4,466,984,746                    39.44

------------

(1) Beneficial Ownership is determined pursuant to Rule 13-d under the Exchange Act

(2)  Based on 11,325,472,648 Ordinary Shares outstanding as of December 31,
     2000.

(3) These shares are held in trust for the Captive Insurance Trust, a discretionary trust whose prospective beneficiaries include Mr. Hans-Joerg Seeberger, the Chairman & Chief Executive of the Company, and his family.

     On May 31, 2001, the shareholders' list for the Company's Ordinary Shares showed approximately 2,041 registered shareholders and 11,479,099,598 shares outstanding. More than 95% of these shareholders were non-U.S. residents (not including ADR holders). As of May 31, 2001, 80,778 American Depository Shares were outstanding (after adjustment to reflect the 1 to 300 ADR ratio effective December 21, 1998). Including Ordinary Shares underlying outstanding ADRs, U.S. residents held 24,233,400 Ordinary Shares as of May 31, 2001, or 0.2% of all outstanding Ordinary Shares as of such date.

     There have been no significant changes in the percentage ownership held by any major shareholders during the last three years. The shares held by Peninsula International Limited and held in trust for the Captive Insurance Trust do not have voting rights different from other holders of the Company's Ordinary Shares.

     The Company is not currently aware of any arrangements that may result in a change of control of the Company.


     B. RELATED PARTY TRANSACTIONS

     Mr. David Wai Kwong Wong has been a director of International Taxation Advisory Services Limited, a company which received professional fees (inclusive of disbursements) from the Group of approximately HK$7,530,000, HK$7,927,000 and HK$7,422,000 during fiscal years 1998, 1999 and 2000, in connection with the provision of taxation and corporate advisory services to the Group. Professor Udo Glittenberg is the beneficial owner of Duty Point Limited, a company which received professional fees (inclusive of disbursements) from the Group of approximately HK$563,000 in 1998 in connection with the provision of consultation services in the PRC to the Group.

     During 2000, the Group acquired an additional 35% interest in Egana India Private from a substantial shareholder at a consideration of HK$1,195,000, which transaction was approved by the Board of Directors on May 4, 2000.

     During 2000, Kuraray, through its German subsidiary, acquired a 30% interest in the Group's Italian man-made leather manufacturer at approximately HK$2,262,000 to establish a closer business alliance in the manufacture and distribution of man-made leather goods under the brand name "Lorica."

     During 2000, the Group purchased approximately HK$80,935,000 and HK$50,733,000 of man-made leather from Marubeni and Kuraray, respectively.


     C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable


ITEM 8 -- FINANCIAL INFORMATION


     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 17, "Financial Statements."


     EXPORT SALES

     Nearly 70% of the Group's turnover was derived from Europe for the year ended December 31, 2000. European countries will continue to be our key market, as we foresee good economic development within the European Union.


     LEGAL PROCEEDINGS

     Neither the Company nor any of its subsidiaries is a party to any material pending legal or arbitration proceedings and the Company is not aware of any material legal proceedings threatened against it.


     POLICY ON DIVIDEND DISTRIBUTIONS

     The Board of Directors has resolved not to pay dividends for the year ended December 31, 2000 in order to preserve resources to finance further expansion plans. Future dividends, if any, will be determined by our Board of Directors.


     B. SIGNIFICANT CHANGES

     No significant changes have occurred since the date of the most recent annual financial statements included herein.


ITEM 9 -- THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS

     1.   Not Applicable

     2.   Not Applicable

     3.   Not Applicable

     4.   PRICE HISTORY OF THE STOCK

     The Company's Ordinary Shares are traded on the Hong Kong Stock Exchange, having the trading symbol EGANAGOLDPFEIL effective April 10, 2000 and stock code #0048. The Company's Ordinary Shares began trading on the Hong Kong Stock Exchange in June 1993. The following table sets forth high and low prices (as adjusted for the one for one bonus issue effective July 7, 1997, two rights shares for every five shares with a bonus issue of five new shares effective July 22, 1998, and one for five bonus issue effective June 30, 1999) on the Hong Kong Stock Exchange for the Company's Ordinary Shares.


PERIOD                                  HIGH             LOW
------                                 -----            ----
                                        HK$              HK$
2000                                    0.50            0.17
1999                                    0.27            0.13
1998                                    0.60            0.12
1997                                    2.90            0.46
1996                                   2.175            0.59

First quarter 2001                      0.22            0.16
Fourth quarter 2000                     0.21            0.17
Third quarter 2000                      0.26            0.18
Second quarter 2000                     0.29            0.18
First quarter 2000                      0.50            0.24
Fourth quarter 1999                     0.27            0.17
Third quarter 1999                      0.21            0.18
Second quarter 1999                     0.27            0.18
First quarter 1999                      0.18            0.17

May 2001                                0.22            0.16
April 2001                              0.18            0.16
March 2001                              0.22            0.17
February 2001                           0.22            0.19
January 2001                            0.21            0.16
December 2000                           0.20            0.16

     The Company's Ordinary Shares, in the form of ADRs, have been traded over-the-counter in the United States pursuant to Rule 12g3-2(b) under the Exchange Act since April 1997. The Company's Ordinary Shares have been admitted for listing on Nasdaq National Market in the form of ADRs as of July 28, 2000. ADRs, or American Depository Receipts, are receipts evidencing American Depository Shares, each of which represents 300 Ordinary Shares of the Company since December 21, 1998. The Company's ADRs have been issued by the Bank of New York, as Depository, and are traded under the symbol EGNI. Since trading began on the Nasdaq National Market, however, there has been only a limited market for the Company's ADRs.


     The following table sets forth high and low prices (as adjusted for the one for one bonus issue effective July 7, 1997, two rights shares for every five shares with a bonus issue of five new shares effective July 22, 1998, and one for five bonus issue effective June 30, 1999) on the Nasdaq National Market for the Company's Ordinary Shares in the form of ADRs:

PERIOD                                  HIGH          LOW
------                                  ----          ----
                                         US$          US$
First quarter 2001                      8.46          6.15
Fourth quarter 2000                     8.08          6.54

May 2001                                8.46          6.15
April 2001                              6.92          6.15
March 2001                              8.46          6.54
February 2001                           8.46          7.31
January 2001                            8.08          6.15
December 2000                           7.69          6.15

     There is no provision for pre-emptive rights under the Memorandum and Articles of Association of the Company and the Companies Law of the Cayman Islands.


     B. PLAN OF DISTRIBUTION

     Not Applicable


     C. MARKETS

     The Company's Ordinary Shares in the form of ADRs are traded on the Nasdaq National Market System in the United States under the symbol "EGNI." The Company's Ordinary Shares are traded on the Hong Kong Stock Exchange under the trading symbol EGANAGOLDPFEIL and stock code #0048. For further information, please see Item 9A-4, above.


     D. SELLING SHAREHOLDERS

     Not Applicable


     E. DILUTION

     Not Applicable


     F. EXPENSES OF THE ISSUE

     Not Applicable


ITEM 10 -- ADDITIONAL INFORMATION


     A. SHARE CAPITAL

     Not applicable


     B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Corporate Powers. The Company was incorporated in the Cayman Islands on December 7, 1990, under registration number CR-38064. Clause 3 of the Amended Memorandum and Articles of Association states that the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out object not prohibited by law.

     Directors. A director who is, whether directly or indirectly, interested in any transaction with the Company shall declare the nature of his interest at the meeting of the Board of Directors. A director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any transaction in which he is materially interested. If he shall also do so, his vote shall not be counted except for the following transactions: any transaction for giving to the director any benefit of the Company, any transaction for the giving by the Company of any security which the director has assumed responsibility in whole, any transaction concerning the offer of shares, any transaction concerning other company in which the director is interested only as an officer, any proposal concerning the benefit of employees and any contract in which the director is interested in the same manner as other holders of shares. The remuneration of the directors for their services shall be determined by the Board and shall not exceed in aggregate such sum as the Company in general meeting may from time to time determine. The Board may, upon such terms and conditions as it thinks fit, exercise all powers of the Company to borrow money and to mortgage or charge any asset and uncalled capital and to issue securities for any obligation. No person shall be disqualified from being appointed a director and no director shall be required to vacate the office by reason only of the fact that he has attained any particular age. No shareholding qualification for directors is required.

     Share Rights, Preferences and Restrictions. The authorized share capital of the Company is HK$2,000 million divided into 20,000 million shares of HK$ 0.10 per share. Any dividend payable in respect of shares unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend unclaimed after a period of twelve years from the date such dividend is payable shall be forfeited and shall revert to the Company. At every annual general meeting one-third of the directors (excluding the Chairman of the Company) shall retire from the office. The quorum is 2 persons. The Company in general meeting may from time to time declare dividends to be paid to members according to their rights and interest in profits. If the Company winds up, the liquidator may, with the authority of a special resolution, divide among the Members the whole or any part of the assets of the Company and may determine how such division shall be carried out between different class of Members. Any share, may, with the sanction of a special resolution, be issued on terms that they are to be redeemed. The Board may from time to time make calls upon the Members in respect of moneys unpaid on their shares and each Member shall pay to the Company at the time and place so specified the amount called on his shares.

     Changing Share Rights. The rights attached to any class of shares in issue may be varied with consent in writing of holders of not less than three-quarters in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.

     Shareholder Meetings. The Board shall convene and the Company shall hold an annual general meeting at such time and place as the Board appoints in each year (and not more than 15 months may elapsed between one general meeting and another). The Board may also convene an extraordinary general meeting. An annual general meeting or extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days notice in writing. Other general meetings shall be called by not less than fourteen days in notice. Every member who is present in person at a general meeting has one vote.

     Restrictions on Rights to Own Securities. There are no limitations on the rights to own securities.

     Change in Control Provisions. No provision of the Company's memorandum and articles of association that have an effect of delaying, deferring or preventing a change in control of the Company and that would have operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

     Disclosure of Share Ownership. There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

     Applicable Law. In connection with the above listed items, there are no provisions where the law applicable to the Company is significantly different from that in the United States.

     Changes in Capital. Requirements to effect changes in capital are not more stringent than is required by law.


     C. MATERIAL CONTRACTS

     The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which a member of the Group is a party, for the two immediately preceding years:


     1. On December 15, 1999, the Company issued US$15,000,000 unsecured convertible debentures to Credit Suisse First Boston (Hong Kong) Limited due on December 15, 2002.

     2. On October 27 and November 2, 2000, the Group entered into an agreement and a deed of assignment, whereby the Group would acquire 100% of the issued share capital of Junghans and assume the entire principal of a loan of approximately DM120.7 million due from Junghans, for an aggregate investment cost amounted to approximately HK$304 million.

     3. In December, 2000, the Tonga Group issued convertible notes in the aggregate principal amount of US$14,200,000 to the Group.


     D. EXCHANGE CONTROLS


     GENERAL

     No foreign exchange controls exist in Hong Kong and there is a free flow of capital into and out of Hong Kong. There are no restrictions on remittances of Hong Kong Dollars or any other currency from Hong Kong to persons not resident in Hong Kong for the purpose of paying dividends or otherwise. In addition, there is no provision under the Hong Kong Companies Ordinance that prohibits shareholders who are not residents of Hong Kong from holding, voting or transferring their shares in the same manner as Hong Kong residents.


     DISCLOSURE OF BENEFICIAL OWNERSHIP

     The Company and the Depository may from time to time request holders of Ordinary Shares or ADRs, or former holders thereof to provide information as to the capacity in which they hold or held Ordinary Shares or ADRs, or own or owned a beneficial interest therein, or regarding the identity of any persons then or previously interested in such Ordinary Shares or ADRs, the nature of such interest and various other matters. Each holder of ADRs, by holding such ADRs, agrees to make such disclosure of interests in Ordinary Shares and ADRs as may be required to be made by such holder under any laws, regulations or codes of practice applicable in Hong Kong, whether or not the same may be enforceable against such holder. In particular, any such holder who, after acquiring or controlling, directly or indirectly, the beneficial ownership of any Ordinary Shares (either directly or by virtue of the ownership of ADRs) is, directly or indirectly, the beneficial owner of more than 10% or such other percentage as may be required to be disclosed from time to time under any law, regulation or practice of Hong Kong, must within five days after such holder becomes aware or has knowledge of being so beneficially interested, send to the Company and the Hong Kong Stock Exchange, by registered or certified mail, certain specified information. When one or more than one persons together with the holder act as a partnership, limited partnership, syndicate or other group, or enter into an agreement for the purpose of acquiring, holding or disposing of Ordinary Shares or any interest therein, or acquiring, obtaining or consolidating control over Ordinary Shares or any interest therein, such syndicate or group is deemed to be acting together with the holder for purposes of the foregoing. Under Hong Kong law, holders also may be required to notify the Company and the Hong Kong Stock Exchange in the event such holder's interest changes by 1% or such holder ceases to have an interest in 10% of the issued and outstanding capital stock of the Company.


     MANDATORY OFFERS

     Under Hong Kong law, if (a) any holder of Ordinary Shares or ADRs alone, or together with any other person, acquires beneficial ownership or control of Ordinary Shares in an acquisition which increases the voting rights of such holder alone, or together with such person, to 35% or above, or (b) any holder who, alone or together with any other person, beneficially owns or controls Ordinary Shares that carry 35% or more of the voting rights but not more than 50% of the voting rights of the Company, acquires an additional 5% or more of such voting rights in any period of 12 months, then in either such case, the holder, or as the case may be, together with such other person, is required to make an offer to the shareholders of the Company for the balance of the Ordinary Shares outstanding. A comparable offer must also be extended to the holders of any class of equity share capital of the Company, whether or not such capital carries the voting rights of the Company.


     E. TAXATION

     The following is a summary of certain Hong Kong tax consequences generally applicable to beneficial ownership of ADRs representing common shares and Ordinary Shares not in ADR form. The summary is based on current Hong Kong law and practice as of the date of this registration statement and is subject to any changes to Hong Kong law or practice occurring after that date. Because the following discussion is a general summary that does not purport to address all potential tax consequences for all types of investors (including any U.S. income or other tax consequences or taxes applicable to investors that own, directly or indirectly, 10% or more of the Ordinary

Shares of the Company), holders of ADRs should consult their own tax advisers as to the particular tax consequences to them of ownership of the ADRs or the Ordinary Shares.


     1. DIVIDENDS

     No tax is payable in Hong Kong by withholding or otherwise in respect of payment of dividends on the Ordinary Shares. To date, Hong Kong has not entered into any comprehensive double tax treaty with the United States except with respect to international shipping income.


     2. CAPITAL GAIN FROM SALE

     No tax is payable in Hong Kong in respect of any capital gains arising on the sale of Ordinary Shares or ADRs, except that Hong Kong profits tax may be chargeable with respect to profits earned through sale of Ordinary Shares by certain persons carrying on a business of securities trading in Hong Kong. The current rate of profits tax for corporations is 16% and for a person (other than a corporation) is 15%.


     3. STAMP DUTY

     The Ordinary Shares constitute "Hong Kong stock" for the purposes of Hong Kong stamp duty. For such purposes, any person who effects a sale or purchase of Hong Kong stock such as the Ordinary Shares, whether as principal or as agent, is required to execute an instrument of transfer and a contract note evidencing such sale or purchase and to have that instrument and contract note stamped. Instruments of transfer attract a fixed-rate stamp duty of HK$5 each. Contract notes are subject to stamp duty at the rate of HK$2.25 per HK$1,000 or part thereof (of which HK$1.125 per HK$1,000 is payable by the seller and HK$1.125 per HK$1,000 is payable by the purchaser) by reference to the value of the consideration paid or market value of one Ordinary Share on the Hong Kong Stock Exchange or otherwise on the date the contract note is executed, whichever is greater. If, in the case of a sale or purchase of Ordinary Shares by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to pay stamp duty on the instrument of transfer and the contract notes in an amount equal to the unpaid duty. In addition, if the stamp duty is not paid on or before the due date, a penalty of up to 10 times the duty payable may be imposed. Upon the exchange of any ADRs for certificates representing Ordinary Shares, or exchange of Ordinary Shares for ADRs, stamp duty at the rate of HK$1.125 per HK$1,000 or part thereof is payable by the holder surrendering the ADRs or common share certificates, unless there exists no change in beneficial ownership. No Hong Kong stamp duty is payable upon the transfer of ADRs outside of Hong Kong.


     4. ESTATE DUTY

     The Ordinary Shares are Hong Kong property for the purposes of the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong, as amended) and, accordingly, Hong Kong estate duty may be payable in respect thereof on the death of the owner of such Ordinary Shares or where the holder of such Ordinary Shares is a company on the death of a related person. ADRs that are not physically located in Hong Kong are not, according to existing practice, regarded as Hong Kong property for such purposes and, on that basis, no Hong Kong estate duty is payable with respect to the ADRs. However, holders or purchasers of ADRs are advised to consult their professional advisers with respect to their individual circumstances.


     F. DIVIDENDS AND PAYING AGENTS

     Not Applicable


     G. STATEMENTS BY EXPERTS

     Not Applicable


     H. DOCUMENTS ON DISPLAY

     We are currently subject to the information and periodic requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports and other information with the Commission. Our SEC filings, including this annual report, are available for inspection and copying at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W. Washington, D.C., 20549, and the Commission's regional offices in New York, New York and Chicago, Illinois. Copies of all or any part of this annual report may be obtained from these offices after payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants.

     As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Because we are a foreign private issuer, we, our directors and our officers are also exempt from the shortswing profit recovery and disclosure regime of Section 16 of the Exchange Act.


     I. SUBSIDIARY INFORMATION

     Not applicable


ITEM 11 -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Group is exposed to various market risks, including variations in interest rates and in foreign currency exchange rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

     Interest Rate Risk. For the years ended 1998, 1999 and 2000, the Group did not enter into any financial instruments to manage and reduce the impact of changes in the interest rate, as the Group does not believe such fluctuations constitute a material risk.

     Foreign Currency Risk. The Group does not enter into derivatives or other financial instruments for trading or other speculative purposes, but does enter into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. During the year ended December 31, 2000, the Group entered into forward foreign exchange contracts as a hedge against foreign currency exposures. The Group also sold some currency options. Financial instruments undertaken for dealing purposes which consist of written currency options are marked to market and the gain or loss arising is recognized in the consolidated statements of operations. Gains and losses on financial instruments designated and qualified as hedges which consist of currency forwards which hedge firm commitments are deferred and recognized as part of the firmly committed transactions when they occur. As of December 31, 2000, however, the Group had no outstanding hedging contracts. Therefore, no quantitative tabular disclosures have been included in this report. There has been a material quantitative change in the foreign currency exchange rate between the current and preceding financial years due to the devaluation of Euro dollar currency. The impact of the Euro on the financial results is significant, as 70% of the Group's turnover was derived from Europe. The Group continues to undertake a systematic review of the currency positions of the Group's sales activities with a view to ensuring that the hedging of foreign currency exposure is timely and done in a cost-effective manner.

     Inflation Risk. The Group does not believe it is subject to material risks of inflation.


ITEM 12 -- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

                                     PART II


ITEM 13 -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None


ITEM 14 -- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
           PROCEEDS

     None


ITEM 15 -- RESERVED


ITEM 16 -- RESERVED

                                    PART III

ITEM 17 -- FINANCIAL STATEMENTS

     The Company's Consolidated Financial Statements are stated in Hong Kong Dollars and are prepared in accordance with HK GAAP, the application of which, in the case of the Company, differs in certain material respects from US GAAP. These differences are summarized in Note 33 to each of the Consolidated Financial Statements for the years ended December 31, 1998, 1999 and 2000.

     The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Registration Statement. The reports of the Company's independent public accountants are included herein immediately preceding the Consolidated Financial Statements for the years ended December 31, 1998, 1999 and 2000.


ITEM 18 -- FINANCIAL STATEMENTS

     The Company has elected to provide financial statements pursuant to Item
17.


ITEM 19 -- EXHIBITS

     The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Registration Statement.

     Consolidated Financial Statements as of December 31, 1999 and 2000, and for the years ended December 31, 1998, 1999 and 2000.

     Report of Independent Public Accountants.

     Consolidated Balance Sheets as of December 31, 1999 and 2000.

     Consolidated Statements of Operations for the years ended December 31, 1998, 1999 and 2000.

     Consolidated Statements of Recognized Gains and Losses for the years ended December 31, 1998, 1999 and 2000.

     Consolidated Statements of Cash Flow for the years ended December 31, 1998, 1999 and 2000.

     Notes to the Financial Statements.


     EXHIBIT INDEX

     1.1 Company issuance of US$15,000,000 unsecured convertible debentures to Credit Suisse First Boston (Hong Kong) Limited due on December 15, 2002.

     1.2 Agreement and deed of assignment, whereby the Group acquired 100% of the issued share capital of Junghans.

     1.3 Tonga Group issuance of convertible notes in the aggregate principal amount of US$14,200,000 to the Group.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            EGANAGOLDPFEIL (HOLDINGS) LIMITED



                                            By: /s/ Peter Lee
                                               ---------------------------------
                                               Peter Lee, Executive Director


Date: June 28, 2001

                        EGANAGOLDPFEIL (HOLDINGS) LIMITED



                        CONSOLIDATED FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 1999 AND 2000, AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
                         TOGETHER WITH AUDITORS' REPORT



Approved by the Board of Directors on April 26, 2001 and signed on behalf of the Board by


By: /s/ Hans-Joerg Seeberger                By: /s/ Peter Ka Yue Lee
    ------------------------                    --------------------
    Director                                    Director

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF
EGANAGOLDPFEIL (HOLDINGS) LIMITED


     We have audited the accompanying consolidated balance sheets of EganaGoldpfeil (Holdings) Limited, a company incorporated in the Cayman Islands, and its subsidiaries (the "Group") as of December 31, 1999 and 2000, and the related consolidated statements of operations and cash flows for the years ended December 31, 1998, 1999 and 2000, expressed in Hong Kong dollars. These financial statements are the responsibility of the management of EganaGoldpfeil (Holdings) Limited. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the generally accepted auditing standards in the United States of America and auditing standards established by the Hong Kong Society of Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EganaGoldpfeil (Holdings) Limited and its subsidiaries as of December 31, 1999 and 2000, and the results of their operations and cash flows for the years ended December 31, 1998, 1999 and 2000, in conformity with accounting principles generally accepted in Hong Kong.

     Certain accounting principles used by the Group in preparing the accompanying financial statements conform with generally accepted accounting principles in Hong Kong, but do not conform with accounting principles generally accepted in the United States of America. A description of these differences and a reconciliation of consolidated net profit and shareholders' equity to generally accepted accounting principles in the United States of America are set forth in Note 33 to the consolidated financial statements.



Certified Public Accountants


Hong Kong,
April 26, 2001.

                        EGANAGOLDPFEIL (HOLDINGS) LIMITED

                           CONSOLIDATED BALANCE SHEETS
                         AS OF DECEMBER 31 1999 AND 2000

                                              NOTE          1999               2000               2000
                                              ----        ---------          ---------           -------
                                                           HK$'000            HK$'000            US$'000
ASSETS
CURRENT ASSETS                                 18         2,042,922          1,879,031           240,901
NON-CURRENT ASSETS
 FIXED ASSETS                                  12           143,451            197,816            25,361
 INTANGIBLE ASSETS                             13           285,981            380,665            48,803
 INTEREST IN AN UNCONSOLIDATED SUBSIDIARY      15             5,108                 --                --
 INTERESTS IN ASSOCIATES                       16           192,528            181,646            23,288
 INVESTMENTS IN SECURITIES                     17            15,102            179,279            22,984
                                                          ---------          ---------           -------
  Total assets                                            2,685,092          2,818,437           361,337
                                                          =========          =========           =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES                            19         1,241,413          1,349,676           173,035
NON-CURRENT LIABILITIES
 LONG-TERM BANK LOANS                          20            24,493             26,544             3,403
 OTHER LONG-TERM LIABILITIES                   21            20,871             20,442             2,621
 DEFERRED TAXATION                             22             7,309             10,873             1,394
 CONVERTIBLE DEBENTURES                        23           117,000             55,380             7,100
                                                          ---------          ---------           -------
  Total liabilities                                       1,411,086          1,462,915           187,553
                                                          ---------          ---------           -------
MINORITY INTERESTS                                          131,976            101,227            12,978
                                                          ---------          ---------           -------
SHAREHOLDERS' EQUITY
 SHARE CAPITAL                                 24           976,739          1,132,547           145,198
 RESERVES                                      25           165,291            121,748            15,608
                                                          ---------          ---------           -------
  Total shareholders' equity                              1,142,030          1,254,295           160,806
                                                          ---------          ---------           -------
  Total liabilities, minority
   interests and shareholders' equity                     2,685,092          2,818,437           361,337
                                                          =========          =========           =======


   The accompanying notes are an integral part of these financial statements.

                        EGANAGOLDPFEIL (HOLDINGS) LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000


                                      NOTES         1998            1999            2000           2000
                                      -----      ----------      ----------      ----------     ----------
                                                   HK$'000         HK$'000         HK$'000        US$'000

TURNOVER                              3,4         1,689,685       2,542,438       2,454,236        314,646
COST OF SALES                                    (1,051,832)     (1,552,757)     (1,507,331)      (193,248)
                                                 ----------      ----------      ----------     ----------
GROSS PROFIT                                        637,853         989,681         946,905        121,398
SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES              4,5          (569,372)       (795,961)       (820,353)      (105,173)
INTEREST EXPENSES                      5            (58,058)        (71,029)        (66,506)        (8,526)
INTEREST INCOME                       4,5            28,721          13,388          35,246          4,519
SHARE OF PROFIT OF ASSOCIATES                        15,447          20,285          20,455          2,622
OTHER INCOME                          4,6            82,758          51,602          26,496          3,397
                                                 ----------      ----------      ----------     ----------
PROFIT BEFORE TAX                      5            137,349         207,966         142,243         18,237

TAXATION                               8            (3,625)        (24,965)        (18,774)        (2,407)
                                                 ----------      ----------      ----------     ----------
PROFIT AFTER TAX BUT BEFORE
 MINORITY INTERESTS                                 133,724         183,001         123,469         15,830
MINORITY INTERESTS                                  (10,276)        (29,303)        (13,113)        (1,681)
                                                 ----------      ----------      ----------     ----------
NET PROFIT                                          123,448         153,698         110,356         14,149
RETAINED PROFITS, BEGINNING OF YEAR                 282,525         190,411         307,571         39,432
                                                 ----------      ----------      ----------     ----------
                                                    405,973         344,109         417,927         53,581
APPROPRIATION                          9           (199,358)             --              --             --
DIVIDENDS                             10            (16,204)        (36,538)         (2,573)          (330)
                                                 ----------      ----------      ----------     ----------
RETAINED PROFITS, END OF YEAR         25            190,411         307,571         415,354         53,251
                                                 ==========      ==========      ==========     ==========
EARNINGS PER SHARE
 Basic                                11         1.54 cents      1.59 cents      1.03 cents     0.132 cent
                                                 ==========      ==========      ==========     ==========
 Diluted                              11         1.41 cents      1.56 cents       0.99 cent     0.127 cent
                                                 ==========      ==========      ==========     ==========
WEIGHTED AVERAGE NUMBER OF SHARES
  (in `000)
 Basic                                            8,023,513       9,650,739      10,687,235     10,687,235
                                                 ==========      ==========      ==========     ==========
 Diluted                                          8,869,286       9,760,672      11,365,225     11,365,225
                                                 ==========      ==========      ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                        EGANAGOLDPFEIL (HOLDINGS) LIMITED

             CONSOLIDATED STATEMENTS OF RECOGNIZED GAINS AND LOSSES
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000


                                               1998             1999              2000              2000
                                             -------           -------          --------          -------
                                             HK$'000           HK$'000          HK$'000           US$'000
DEFICIT ON REVALUATION OF PROPERTIES         (11,359)               --                --               --
SURPLUS (DEFICIT) ON REVALUATION OF
 NON-TRADING SECURITIES                           --             1,167            (3,621)            (464)
SHARE OF AN ASSOCIATE'S REVALUATION
 RESERVE OF NON-TRADING SECURITIES                --                --            (4,143)            (531)
EXCHANGE DIFFERENCES ON TRANSLATION OF
 THE FINANCIAL STATEMENTS OF
 FOREIGN SUBSIDIARIES                         16,022           (31,774)          (61,834)          (7,927)
NET PROFIT FOR THE YEAR                      123,448           153,698           110,356           14,149
                                            --------           -------          --------          -------
TOTAL RECOGNIZED GAINS AND LOSSES            128,111           123,091            40,758            5,227
GOODWILL ELIMINATED AGAINST RESERVES        (103,621)          (95,478)         (208,012)         (26,668)
WRITE-BACK OF GOODWILL UPON DISPOSAL
 OF INTEREST IN A SUBSIDIARY                      --               102                --               --
                                            --------           -------          --------          -------
                                              24,490            27,715          (167,254)         (21,441)
                                            ========           =======          ========          =======

                        EGANAGOLDPFEIL (HOLDINGS) LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOW
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000


                                         NOTE          1998            1999           2000            2000
                                         ----        --------        --------       --------         -------
                                                      HK$'000         HK$'000        HK$'000         US$'000
NET CASH (OUTFLOW) INFLOW FROM
 OPERATING ACTIVITIES                    27.a        (157,070)        618,875        641,475          82,240
                                                     --------        --------       --------         -------
RETURNS ON INVESTMENTS AND SERVICING
 OF FINANCE
 Interest received                                     28,721          13,388         34,910           4,476
 Interest paid                                        (58,058)        (71,029)       (66,506)         (8,526)
 Dividends received from associates                     6,531           5,375          6,825             875
 Dividends paid                                       (42,364)             --        (39,111)         (5,014)
 Dividends paid by subsidiaries to
  minority shareholders                                    --          (4,311)       (14,489)         (1,858)
                                                     --------        --------       --------         -------
Net cash outflow from returns on
 investments and servicing of
 finance                                              (65,170)        (56,577)       (78,371)        (10,047)
                                                     --------        --------       --------         -------
TAXATION
 Tax paid                                              (9,310)        (24,473)       (27,445)         (3,519)
 Tax refunded                                             295             777            734              94
                                                     --------        --------       --------         -------
                                                       (9,015)        (23,696)       (26,711)         (3,425)
                                                     --------        --------       --------         -------
INVESTING ACTIVITIES
 Purchase of fixed assets                             (26,022)        (39,079)       (88,398)        (11,333)
 Proceeds from disposal of fixed
  assets                                                  547             711            173              22
 Purchase of intangible assets                        (76,664)        (26,095)       (51,084)         (6,549)
 Purchase of subsidiaries                27.b        (259,164)        (28,532)      (311,585)        (39,947)
 Disposal of an unconsolidated
  subsidiary                                               --              --          2,108             270
 Disposal of interest in a
  subsidiary                                               --              --          2,262             290
 Disposal of a subsidiary                                  --             349             --              --
 Purchase of additional interests
  in subsidiaries                                      (1,032)       (114,333)       (71,019)         (9,105)
 (Increase) Decrease in advance to
  an unconsolidated subsidiary                             --          (4,545)         4,545             583
 Purchase of an associate                                  --         (30,430)            --              --
 Purchase of additional interests
  in associates                                        (5,020)        (36,231)        (7,167)           (919)
 Proceeds from partial disposal of
  interests in associates                                  --              --         33,186           4,255
 Disposal of investment securities                         --              --         14,761           1,892
 Disposal of (Increase in)
  investment in securities                              2,688         (12,071)      (167,326)        (21,452)
 Increase in short-term investments                  (117,717)        (25,178)       (62,157)         (7,969)
                                                     --------        --------       --------         -------
Net cash outflow from investing
 activities                                          (482,384)       (315,434)      (701,701)        (89,962)
                                                     --------        --------       --------         -------
NET CASH (OUTFLOW) INFLOW BEFORE
 FINANCING ACTIVITIES                                (713,639)        223,168       (165,308)        (21,194)
                                                     --------        --------       --------         -------
FINANCING ACTIVITIES                     27.c
 Net proceeds from issue of shares                    465,556             838        215,912          27,681
 Net proceeds from (Repayment of)
  new short-term bank loans                           132,629         104,921        (32,848)         (4,211)
 Repayment of long-term bank loans                    (47,097)        (53,801)        (6,525)           (837)
 Net proceeds from (Repayment of)
  other loans                                           6,677         (23,498)         2,992             384
 Net proceeds from issue of
  convertible debentures                                   --         114,941             --              --
 (Repayment) Inception of
  obligations under finance leases                       (526)            796           (589)            (76)
                                                     --------        --------       --------         -------
Net cash inflow from financing
  activities                                          557,239         144,197        178,942          22,941
                                                     --------        --------       --------         -------
(DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS                                        (156,400)        367,365         13,634           1,747
CASH AND CASH EQUIVALENTS, beginning
  of year                                            (107,186)       (270,275)       131,549          16,865
Effect of foreign exchange
 adjustments                                           (6,689)         34,459         (1,581)           (202)
                                                     --------        --------       --------         -------
CASH AND CASH EQUIVALENTS, end of
 year                                    27.d        (270,275)        131,549        143,602          18,410
                                                     ========        ========       ========         =======


   The accompanying notes are an integral part of these financial statements.

                        EGANAGOLDPFEIL (HOLDINGS) LIMITED

                        NOTES TO THE FINANCIAL STATEMENTS
        (Amounts expressed in Hong Kong dollars unless otherwise stated)


1.   ORGANIZATION AND OPERATIONS

     EganaGoldpfeil (Holdings) Limited (the "Company") was incorporated in the Cayman Islands on 7th December, 1990.

     The Company is an investment holding company. Its subsidiaries and associates are principally engaged in (i) design, assembly, manufacturing and distribution of timepieces, jewellery and leather products, (ii) licensing or assignment of brandnames to third parties, (iii) trading of timepiece components, jewellery and consumer electronic products; and (iv) referring customers or suppliers to third parties.


2.   PRINCIPAL ACCOUNTING POLICIES

     The financial statements have been prepared under the historical cost convention as modified by the revaluation of land and buildings, and certain investment in securities in accordance with Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong ("HK GAAP"), the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"). Principal accounting policies are summarised below:


a.   Basis of consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries (the "Group"), together with the Group's share of post-acquisition profit/loss and reserves of its associates under the equity method of accounting. For subsidiaries and associates acquired or disposed of during the year, their results are consolidated from or to their effective dates of acquisition or disposal. Significant intra-group transactions and balances have been eliminated on consolidation.


b.   Goodwill

     Goodwill arising on acquisition of subsidiaries and associates represents the excess of costs of acquisition over the fair value of the Group's share of the separable net assets of the subsidiaries and associates acquired, and is eliminated against available reserves in the year of acquisition. Upon disposal of interests in subsidiaries and associates, the underlying goodwill previously eliminated or amortised is reversed as investment cost in determining the gain or loss on disposal.

c.   Turnover and revenue

     Turnover represents (i) net invoiced sales which are recognized when the significant risks and rewards of ownership have been transferred to customers, (ii) income from licensing which is recognized on an accrual basis over the licensing period, (iii) income from assignment of brandnames or trademarks which is recognized when the risks and rewards of the ownership have been transferred to customers, (iv) commission income from the Group's trading business, which is recognized when the related sourcing and quality support services are rendered; and (v) referral commission income for referring customers or suppliers to third parties, which is recognised when the related referral income is received or become receivable.


d.   Revenue recognition

     Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue comprises the aforementioned items classified as turnover, together with (i) interest income which is recognized on a time proportion basis on the principal outstanding and at the rate applicable; and (ii) rental income which is recognized on a straight line basis over the rental period.


e.   Fixed assets and depreciation

     Fixed assets are stated at cost or valuation less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to statements of operations in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed assets, the expenditure is capitalized as additional cost of the fixed asset.

     Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In assessing the recoverability of the amounts of the assets, expected future cash flows are not discounted to their present values.

     The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognized in the statements of operations.

     Leasehold land and buildings are stated at valuation. Independent valuations are performed periodically with the latest valuation performed on December 31, 1998. In the intervening years, the Directors review the carrying value of leasehold land and buildings and adjustment is made where in the Directors' opinion there has been a material change in value.

e.   Fixed assets and depreciation (Cont'd)

     Any increase in leasehold land and buildings valuation is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense, in which case the increase is credited to the statements of operations to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable valuation surplus is transferred to retained profits.

     Depreciation is calculated on the straight-line basis at annual rates estimated to write off the cost or valuation of each asset over its expected useful life. Leasehold land is depreciated over the remaining period of the respective lease and estimated useful life. The annual rates are as follows:

     Freehold land                      Nil
     Leasehold land                     Over the shorter of the remaining
                                         period of the leases and estimated
                                         useful lives
     Buildings on freehold land         2% to 5%
     Leasehold improvements             10% to 50%
     Furniture and equipment            15% to 33 1/3%
     Motor vehicles                     25%

     Assets held under finance leases are depreciated over their expected useful lives or, where shorter, the terms of the lease on the same basis as described above.


f.   Intangible assets

     Intangible assets represent (i) the cost or the estimated fair value of licences and trademarks acquired from third parties, which is amortised using the straight-line method over their estimated useful lives, but not exceeding twenty years, (ii) deferred expenditure in advertising and promoting new and existing licences or trademarks which is amortised using the straight-line method over their estimated useful lives, but not exceeding three years, (iii) the cost incurred for acquisition of a business name which is amortised using the straight-line method over the term of the acquisition agreement of five years; and (iv) the cost of acquiring the existing customer base, source of suppliers and know-how of a business which is amortised using the straight-line method over their estimated useful lives of fifteen years.

     Where appropriate, provision is made for any impairment in value with respect to the individual intangible asset.

g.   Subsidiaries

     A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its issued voting share capital.

     In the consolidated financial statements, interest in an unconsolidated subsidiary is stated at cost less provision for any impairment in value where considered necessary by the Directors. Such a subsidiary is not consolidated because both the investment and the control in the subsidiary is temporary. The results from such unconsolidated subsidiary are included in the statements of operations to the extent of dividends declared by the subsidiary.

     In the Company's financial statements, interests in subsidiaries are stated at cost less provision for any impairment in value where considered necessary by the Directors. The results of the subsidiaries are included in the statements of operations to the extent of dividends declared by the subsidiaries.


h.   Associates

     An associate is an enterprise in which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in their financial and operating policy decisions.

     In the consolidated financial statements, interests in associates are accounted for under the equity method of accounting, whereby the investment is initially recorded at cost and the carrying amount is adjusted to recognize the Group's share of the post-acquisition profits or losses of the associates, distributions received from the associates and other necessary alterations in the Group's proportionate interests in the associates arising from changes in the equity of the associates that have not been included in the statements of operations.

     Where, in the opinion of the Directors, there is an impairment in value of an associate, that is other than temporary, a provision is made for such impairment in value.


i.   Investments in securities

     Non-trading securities

     Securities that are not held for the purpose of generating profit from short-term fluctuations in price or dealer's margin are classified as non-trading securities. Non-trading securities are stated in the balance sheet at their fair values. Any change in the fair values is recognized directly in the investment revaluation reserve until the securities are sold, collected, or otherwise disposed of, or until the securities are determined to be impaired, at which time the cumulative gain or loss is recognized in the statements of operations.

     Transfers from the investment revaluation reserve to the statements of operations as a result of impairment are reversed when circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

     Upon disposal of the non-trading securities, any profit and loss, including any amount previously held in the investment revaluation reserve in respect of those investments, is accounted for in the statements of operations.

j.   Stocks

     Stocks are stated at the lower of cost and net realizable value.

     Cost is based on the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the stocks to their present location and condition.

     Net realizable value is determined on the basis of estimated selling price in the ordinary course of business less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

     When stocks are sold, the carrying amount of those stocks is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of stocks to net realizable value and all losses of stocks are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of stocks, arising from an increase in net realizable value, is recognized as a reduction in the amount of stocks recognized as an expense in the period in which the reversal occurs.


k.   Leases

     (i)  Finance leases

          Leases that transfer to the Group substantially all the rewards and risks of ownership of the assets, other than legal title, are accounted for as finance leases.

          Fixed assets held under finance leases are initially recorded at the present value of the minimum lease payments at the inception of the leases, with the equivalent liabilities recorded as appropriate under current or non-current liabilities.

          Finance charges, which represent the difference between the minimum lease payments at the inception of the leases and the fair value of the assets, are allocated to accounting periods over the period of the relevant leases so as to produce a constant periodic rate of charge on the outstanding balances.

     (ii) Operating leases

          Leases where substantially all the rewards and risks of ownership remain with the leasing company are accounted for as operating leases. Rental payments under operating leases are charged to the statements of operations on a straight-line basis over the period of the relevant leases.


l.   Deferred taxation

     Deferred taxation is provided under the liability method at the current tax rate in respect of significant timing differences between profit as computed for taxation purposes and profit as stated in the financial statements, except where it is considered that no liability will arise in the foreseeable future. Deferred tax assets are not recognized unless the related benefits are expected to crystallize in the foreseeable future.

m.   Foreign currencies

     Individual companies within the Group maintain their books and records in the primary currencies of their respective operations ("functional currencies"). In the accounts of the individual companies, transactions in other currencies during the year are translated into the respective functional currencies at the applicable rates of exchange in effect at the time of the transactions. Monetary assets and liabilities denominated in other currencies are translated into the respective functional currencies at the applicable rates of exchange in effect at the balance sheet date; non-monetary assets and liabilities denominated in other currencies are translated at historical rates. Exchange gains or losses are dealt with in the statements of operations of individual companies.

     The Group prepares consolidated financial statements in Hong Kong dollars. For the purpose of consolidation, the financial statements of those subsidiaries with functional currencies other than Hong Kong dollars are translated into Hong Kong dollars at the applicable rates of exchange in effect at the balance sheet date. Exchange differences arising from such translation are treated as changes in exchange translation reserves.

     United States dollar amounts shown in the consolidated financial statements have been included solely for the convenience of the readers and are translated, as a matter of arithmetic computation only from Hong Kong dollars to U.S. dollars (US$) at the rate of $7.8 to US$1. Such translation should not be construed as a representation that the $ amounts have been or could be converted into U.S. dollars at this or any other rates.


n.   Staff retirement schemes

     The costs of employee retirement benefits are recognized as an expense in the period in which they are incurred.


o.   Off-balance sheet financial instruments

     Off-balance sheet financial instruments arise from forward and option transactions undertaken by the Group in the foreign exchange market. The accounting for these instruments is dependent upon whether the transactions are undertaken for dealing or hedging purposes.

     Financial instruments undertaken for dealing purposes which consist of written currency options are marked to market and the gain or loss arising therefrom is recognized in the statements of operations.

     Gains and losses on financial instruments designated and qualified as hedges, which consist of currency forward contracts for hedging of firm commitments, are deferred and recognized as part of the firmly committed transactions when they occur.

     Assets related to off-balance sheet option contracts which are marked to market are included in "Deposits, prepayments and other receivables" in the accompanying financial statements. Liabilities resulting from such contracts are included in "Accounts payable and accruals" in the accompanying financial statements.

p.   Use of estimates

     The preparation of financial statements in conformity with HK GAAP and generally accepted accounting principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Differences between HK GAAP and U.S. GAAP are set forth in Note 33.


3.   SEGMENTAL INFORMATION

a. Analysis of turnover by principal activities and geographical areas was as follows:

     (i)  By principal activities --


                                         1998               1999                2000
                                      ---------           ---------           ---------
                                        $'000                $'000              $'000
Timepiece operations                  1,101,552           1,142,654           1,122,348
Jewellery operations                    446,524             691,809             670,648
Leather operations**                     65,487             644,691             579,360
Others*                                  76,122              63,284              81,880
                                      ---------           ---------           ---------
Total turnover                        1,689,685           2,542,438           2,454,236
                                      =========           =========           =========

     (ii) By geographical areas -- ***

                                        1998                1999                2000
                                     ---------            ---------           ---------
                                       $'000                $'000               $'000
Net sales to customers in
 --  Europe                          1,006,679            1,665,523           1,709,307
 --  America                            80,510              137,163             160,785
 --  Asia Pacific                      602,496              739,752             584,144
                                     ---------            ---------           ---------
                                     1,689,685            2,542,438           2,454,236
                                     =========            =========           =========

b.   Analysis of profit before tax by principal activities


                                                     1998                1999                2000
                                                    -------             -------             -------
                                                     $'000               $'000               $'000
Timepiece operations                                 87,265             115,009              99,983
Jewellery operations                                 63,714              84,053              48,288
Leather operations**                                (11,264)             19,752              (8,201)
Others*                                              (2,366)            (10,848)              2,173
                                                    -------             -------             -------
Total                                               137,349             207,966             142,243
                                                    =======             =======             =======

------------
*   Include turnover from jewellery retail and pilot shop activities.
** During the year ended December 31, 2000, the Group assigned its property rights in Hong Kong Special Administrative Region, Macau, Taiwan and the People's Republic of China (the "PRC") with respect to the "Goldpfeil" trademark in men's wear to an independent third party for a consideration of $75,000,000.
*** Turnover by geographical locations is determined on the basis of the destination of delivery of merchandise.


4.  RELATED PARTY AND CONNECTED TRANSACTIONS

    A related party is a company in which one or more of the directors or shareholders of the Group have direct or indirect beneficial interests in the company or are in a position to exercise significant influence on the company. Parties are also considered to be related if they are subject to common control or common significant influence.


a.  Related Party Transactions

    (I) During the years ended December 31, 1998, 1999 and 2000, the Group paid approximately $7,530,000, $7,927,000 and $7,422,000 (inclusive of disbursements), respectively, to International Taxation Advisory Services Limited, in which Mr. David Wai Kwong WONG (a non-executive director of the Company) is a director, for taxation and corporate advisory services. In addition, during the year ended December 31, 1998, the Group paid approximately $563,000 (inclusive of disbursements), to Duty Point Limited, in which Professor Udo GLITTENBERG (a non-executive director of the Company) was a beneficial owner, for consultancy services provided in the PRC.

a.   Related Party Transactions (Cont'd)

     (II) During the year ended December 31, 1998, the Group acquired the entire interests in Haru Holding & Management GmbH from
           Mr. Hans-Joerg Seeberger, the Chairman and Chief Executive of the Company for a consideration of Deutschmark 8,000,000.

     (III) During the year ended December 31, 1999, the Group acquired 100% interest in Bartelli (Holdings) Limited and 45% interest in Capricon Company Limited ("Capricon") from Peace Mark (Holdings) Limited ("Peace Mark"), an associate, for a total consideration of $55,000,000.

     (IV) During the years ended December 31, 1998, 1999 and 2000, the Group entered into the transactions with the following associates -- Peace Mark, Keimothai Limited ("Keimothai"), Tonic Industries Holdings Limited ("Tonic") and Capricon Company Limited ("Capricon"), and the following related companies -- Marubeni Deutschland GmbH ("Marubeni") and Kuraray Europe GmbH ("Kuraray"). In the opinion of the Directors, the following transactions arose in the ordinary course of the Group's business:


                                        1998                 1999               2000
                                      -------              -------             ------
                                       $'000                $'000               $'000

Interest income earned from
 Peace Mark in relation to early
 payments on purchases made from
 Peace Mark                             6,756                   --                 --
Interest income from Keimothai             --                  533                 --
Licensing income from Peace Mark           --               10,000                 --
Referral income for introducing
 customers to Peace Mark                   --                5,000                 --
Rental expenses to Capricon                --                  635                846
Rental income from Peace Mark              --                  175                 --
Purchases from Peace Mark             165,922              158,407             44,398


Purchases from Keimothai               28,560                   --                 --
Purchases from Tonic                       94                  811                  4
Purchases from Marubeni                14,880              177,703             80,935
Purchases from Kuraray                  7,035               60,397             50,733
Sales to Peace Mark                        66               18,772              6,750
Sales to Capricon                          --                   16                 --
                                      =======              =======             ======

b.   Connected Transactions

     During the years ended December 31, 1998, 1999 and 2000, the Group had transactions with connected parties pursuant to the Listing Rules. The transactions with the connected parties during the years ended December 31, 1998, 1999 and 2000 were as follows:

     (I)  Eliminated on consolidation

          (i) Connected transactions with Egana Jewellery & Pearls Limited ("Egana Jewellery")'s subsidiaries and covered by agreements



                                 FOR THE PERIOD
                                  FROM JULY 27,
                                    1998 * TO
                                  DECEMBER 31,
                                      1998             1999              2000
                                 --------------      --------          --------
                                     $'000             $'000             $'000

Rental expense
  Time Success Industrial
   Limited                            226               451               241

Management fee income
  Oro Design Limited                  877             2,925             3,980
  Everstone Limited                   466             2,966             1,893
  Egana Jewellery                      --                --                84

Management fee expense
  Egana Jewelery & Pearls
   (America) Corp.                     --                --               624

Royalty fee income
  Oro Design Limited                   --             6,791             6,928
  Egana Investments
   (Pacific) Limited                7,000             7,280             7,571
  Egana Schmuck und Perlen
   GmbH                               583             2,394             2,262

Allocation of operating costs
  Egana Schmuck und Perlen
   GmbH                            21,160            52,158            68,029
  Egana Juwelen & Perlen
   Handels GmbH                        --               859                --

Interest expense
  Oro Design Limited                   --             4,022             3,598

------------
*    The date of the listing of Egana Jewellery's shares on the Stock Exchange.

b.   Connected Transactions (Cont'd)

     (I)  Eliminated on consolidation (Cont'd)

          (ii) Trading transactions with Egana Jewellery's subsidiaries


                                    FOR THE PERIOD
                                     FROM JULY 27,
                                       1998 *TO
                                      DECEMBER 31,
                                         1998               1999             2000
                                    --------------        -------           -------
                                         $'000             $'000             $'000

Sales of goods
 Oro Design Limited                        15                215            2,085
 Egana Schmuck und Perlen
  GmbH                                  3,519                216                7
 Egana Juwelen & Perlen
  Handels GmbH                            224                140               35
 Burkhard Mueller Schmuck
  GmbH                                     18                 10               94
 Egana Jewelry & Pearls
  (America) Corp.                          --                675               --
 Everstone Limited                         --                  4               --
                                        -----             ------            -----
                                        3,776              1,260            2,221
                                        -----             ------            -----
Purchases of goods/services
 Oro Design Limited                     1,770              7,004            6,981
 Everstone Limited                         42                256               --
 Egana Schmuck und Perlen
  GmbH                                    348              2,383               24
                                        -----             ------            -----
                                        2,160              9,643            7,005
                                        -----             ------            -----
Total trading transactions              5,936             10,903            9,226
                                        =====             ======            =====

----------
*    The date of the listing of Egana Jewellery's shares on the Stock Exchange.


     (II) Not eliminated on consolidation

          (i)  Haru-Kuraray GmbH:

                                                  FOR THE
                                                PERIOD FROM
                                                NOVEMBER 27,
                                                 1998 ** TO
                                                DECEMBER 31,
                                                    1998             1999           2000
                                                ------------        -------       -------
                                                   $'000             $'000         $'000
Purchases from Marubeni                            14,880           177,703        80,935

Purchases from Kuraray                              7,035            60,397        35,758
                                                   ------           -------       -------
                                                   21,915           238,100       116,693
                                                   ------           -------       -------

          (ii) Lorica Sud s.r.l.:

               Purchases from Kuraray                  --                --        14,975
                                                   ======           =======       =======

------------
**   The date of acquisition of Haru Holding & Management GmbH.

b.   Connected Transactions (Cont'd)

     (III) During the year ended December 31, 1998, the Group entered into a license agreement with Oro Design Limited ("Oro Design") pursuant to which the Group granted Oro Design an exclusive right for design, manufacture, and distribution of jewellery products under the trademark "Goldpfeil" on a worldwide basis for a period of seven years commencing from January 1, 1999 at a sales royalty of 8% of the ex-factory price of the licensed products subject to a guaranteed minimum royalty of $8,000,000 per annum. In connection with this transaction, the Group received in advance from Oro Design seven years' guaranteed minimum royalty of approximately $38,800,000 at a discount rate of approximately 10.6%. This transaction was approved at the Board of Directors' meeting in December 1998.

     (IV) The related party transaction as disclosed in Note 4.a. (II) was also a connected transaction and approved at the Extraordinary General Meeting by independent shareholders in November 1998.

     (V) During the year ended December 31, 1999, the Group transferred Egana Marketing (Suisse) Inc. (formerly known as Egana (China) Limited), a wholly owned subsidiary, to a subsidiary of Egana Jewellery at no material consideration. This transaction was approved by the Board of Directors in July 1999.

     (VI) During the year ended December 31, 2000, the Group acquired an additional 35% shareholding in Egana India Private Limited (formerly known as "Egana Inter Gold Limited") from a substantial shareholder at a consideration of $1,195,000. This transaction was approved by the Board of Directors on May 4, 2000.

     (VII) During the year ended December 31, 2000, Kuraray Co. Limited through its German subsidiary acquired a 30% interest in the Group's Italian man-made leather manufacturer at a consideration of approximately $2,262,000 for closer business alliance in the manufacture and distribution of man-made leather under the brandname "Lorica".

5.   OPERATING PROFIT BEFORE TAX

     Operating profit before tax was arrived at after charging and crediting the following items:

                                                            1998              1999              2000
                                                           -------           -------           -------
                                                            $'000             $'000             $'000
After charging:
Staff retirement scheme contributions                        2,547             2,164             2,238
Less: refund of forfeited contributions                        (30)             (591)             (289)
                                                           -------           -------           -------
                                                             2,517             1,573             1,949
                                                           -------           -------           -------
Staff costs (including directors' emoluments and
 senior executives' emoluments)                            218,959           357,286           356,534
Interest expenses on
 -- Bank loans and overdrafts wholly repayable within
     five years                                             55,400            65,451            58,919
 -- Bank loans not wholly repayable within five years          117             1,560             1,707
 -- Other loans wholly repayable within five years             646             1,240             3,051
 -- Other loans not wholly repayable within five years          --             1,397                --
 -- Convertible debentures                                   1,758             1,194             2,675
 -- Finance leases                                             137               187               154
Depreciation expenses on
 -- Owned assets                                            17,107            29,482            37,177
 -- Assets held under finance leases                           626               725               464
Amortisation of intangible assets                           46,061            60,066            43,623
Loss on disposal of fixed assets                               124             1,474             4,992
Loss on disposal of interests in associates                     --                --             1,603
Loss on deemed disposal of an associate                         --                --             3,793
Provision for impairment in value in an
 unconsolidated subsidiary                                      --             1,995                --
Auditors' remuneration
 -- Current year                                             4,852             7,610             9,292
 -- Prior year under provision                                 613               179               368
Operating lease rentals
 -- Land and buildings                                      33,226            33,658            47,748
 -- Furniture and equipment                                 11,801             7,665             6,404
Exchange loss, net                                           8,153                --                --
Provision for stocks obsolescence                            3,000             5,000             4,007
Provision for doubtful debts                                 7,000             7,400             8,401

After crediting:
Exchange gain, net                                              --            13,749               833
Rental income, net of outgoings                              2,665             3,544             4,128
Interest income from
 -- Bank deposits                                            8,106             4,294            16,218
 -- Promissory notes                                         4,452             6,244            12,843
 -- Debentures                                               2,227             1,181                --
 -- Associates (Note 4.a (IV))                               6,756               533                --
 -- Convertible notes                                           --                --               340
 -- Others                                                   7,180             1,136             5,845
Repairing income (a)                                         3,209             2,125             1,376
Gain on disposal of investment securities, net                  --                --             6,107
Technical know-how fee (b)                                     600                --                --
Compensation from a former shareholder of a
 subsidiary acquired in 1998 (Note 6.c)                     10,886                --                --
Write-back of prior year provision for potential
 liabilities associated with settled legal cases (c)            --                --            21,291
                                                           =======           =======           =======

------------
a. During the years ended December 31, 1998, 1999 and 2000, the Group provided watch, jewellery and leather component repairing services to several third party companies and received repairing income of approximately $3,209,000, $2,125,000 and $1,376,000, respectively.
b. During the year ended December 31, 1998, the Group provided technical services to a third party company and earned income of approximately $600,000.
c. In prior year, the Group made provision for potential liabilities for two outstanding legal cases. During the year ended December 31, 2000, these two legal cases were settled in the Group companies' favour and the associated provision was reversed in 2000.


6.   OTHER INCOME

                                                         1998                 1999                2000
                                                        ------               ------              ------
                                                         $'000                $'000               $'000
Gain in relation to the Benetton case (a)               11,778                1,772                  --
Gain from spin-off of jewellery business (b)            51,616                   --                  --
Compensation from a former shareholder of a
 subsidiary acquired in 1998 (c)                        10,886                   --                  --
Compensation for early termination of licensing
 agreement (d)                                              --               22,404                  --
Gain on disposal of investment securities, net              --                   --               6,107
Gain on partial disposal of interest in a
 subsidiary                                                 --                   --               3,807
Gain on disposal of an unconsolidated subsidiary            --                   --               1,885
Rental income                                            2,665                3,544               4,128
Exchange gain, net                                          --               13,749                 833
Others                                                   5,813               10,133               9,736
                                                        ------               ------              ------
                                                        82,758               51,602              26,496
                                                        ======               ======              ======

     ------------
a. In a unanimous decision in the NAI No. 1325 Final Arbitral Award dated June 23, 1995, a Tribunal of the Netherlands Arbitration Institute in the Hague, the Netherlands, awarded to Eco Swiss China Time Limited ("ESCT"), a wholly owned subsidiary of the Company, a compensation of approximately $185,000,000 plus legal fees and cost recovery, as well as legal interest computed in accordance with the Dutch Civil Code against Benetton International N.V. ("Benetton"), a wholly owned subsidiary of Benetton Group S.p.A. After netting off relevant professional expenses, approximately $156,815,000 was recognized as income by the Group in 1994. During the years ended December 31, 1995 to 1998, aggregate legal interest of approximately $49,515,000 (1998 -- $11,778,000) was accrued and recorded as income.

     With a view to avoiding substantial costs, burdens and inconveniences of further arbitral and judicial proceedings, ESCT (under the instruction of the Company) and Benetton have entered into a final settlement agreement (the "Final Settlement Agreement") to resolve, compromise, and extinguish, fully and completely, all claims and disputes between ESCT and Benetton in which ESCT claims to seek compensation for the benefit of the Company for loss to ESCT's company value and goodwill and Benetton claims to seek compensation for alleged damages arising out of and in connection with the "Benetton by Bulova" licence entered into by ESCT and Benetton in 1986.

     ESCT and Benetton each acknowledges that the Final Settlement Agreement negates the NAI No. 1325 Final Arbitral Award issued in June 1995 and does not constitute any admission by the other party that any claims made against it are true or meritorious or that it has any liability to other party for monetary damages or otherwise. The Company received approximately $338,550,000 from Benetton. After netting off approximately $206,330,000 recorded as income from the Group in previous years less relevant legal, professional fees and other costs, approximately $1,772,000 was recognized as income during the year ended December 31, 1999.

b. In July 1998, the Company made a two for five rights issue at $0.35 per rights share. For every two rights shares subscribed for, the shareholders were entitled to receive a bonus issue of five new shares in the Company and two new shares in the capital of a subsidiary, Egana Jewellery, which were then listed by way of introduction on the Stock Exchange. After the separate listing of Egana Jewellery, the Company's interest in Egana Jewellery was diluted from 100% to 52.36% on the first trading date of Egana Jewellery in the Stock Exchange and after the distribution. The gain which arose from the distribution of the Company's interest of 47.64% in Egana Jewellery amounted to approximately $51,616,000. The gain arose from the difference between the market value of 47.64% issued share capital of Egana Jewellery distributed to the subscriber of the Company's rights shares, which was calculated with reference to the closing price of the shares of Egana Jewellery at its first trading date immediately after its listing on the Stock Exchange, and the reduction in value of the net assets of Egana Jewellery and its subsidiaries attributable to the Group immediately after the distribution, after taking into account the expenses of approximately $24,030,000 incurred for the rights issue and bonus issue of the Company and the listing of Egana Jewellery.

c. In October 1998, the Group acquired 100% interest in the share capital of Goldpfeil AG, a company incorporated in Germany, ("Goldpfeil") and its subsidiaries excluding Haru Holding & Management GmbH and its subsidiaries which were acquired by Goldpfeil in November 1998 (collectively referred to as the "Goldpfeil Group") from an independent third party (the "Vendor"). Pursuant to the terms of share purchase agreement (the "Agreement") between the Group and the Vendor dated September 22, 1998, the Vendor guaranteed the Goldpfeil Group a balanced result on an operational basis without taking into account extraordinary expense/income including restructuring expenses and income/loss from the disposal of fixed assets, licenses and participations for the year ended December 31, 1998. Accordingly, in the case of operating losses incurred by Goldpfeil Group, the Vendor would fully compensate the operating loss to Goldpfeil and the compensation would be settled in cash within fourteen days after the presentation of the audited consolidated financial statements of the Goldpfeil Group.

     The Goldpfeil Group incurred an operating loss of approximately $67,178,000 for the year ended December 31, 1998 and the amount was fully compensated by the Vendor to Goldpfeil. The Group recorded an operating loss of approximately $10,886,000 since the effective acquisition date of Goldpfeil. Accordingly, the corresponding compensation of approximately $10,886,000 was recorded as other income which equaled the post-acquisition operating loss of the Goldpfeil Group included in the consolidated operating profit for the year ended December 31, 1998.

     The remaining balance of approximately $56,292,000 of the compensation mentioned above was taken into account in the calculation of goodwill arising on consolidation.

     In connection with the acquisition of Goldpfeil, the terms of the Agreement also stated that should the operating result of the Goldpfeil Group of each of the years 1999, 2000 and 2001, respectively exceed Deutschmark 2,000,000, the Vendor shall be entitled to 30% of the excess amount of each year, but not to exceed Deutschmark 5,000,000 in total.

     As the operating result of the Goldpfeil Group did not exceed the threshold, no such profit entitlement was attributable to the Vendor for the years ended December 31, 1999 and 2000.

d. During the year ended December 31, 1999, the Group received a compensation of approximately $22,404,000 from a licensor for the termination of a licensing agreement prior to the expiry date.

7.   DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

Directors' emoluments

     Details of Directors' emoluments were set out below:

                                                          1998                   1999                   2000
                                                         ------                 ------                  -----
                                                         $'000                  $'000                   $'000
Fees for Executive Directors                                 --                     --                     --
Fees for Non-executive Directors                             --                     --                     --
Other emoluments for Executive Directors
 -- Basic salaries, housing, other
     allowances and benefits in kind                      8,740                  9,126                  8,934
 -- Retirement scheme contributions                         101                    329                    279
 -- Bonuses paid and payable*                               627                    758                    290
Emoluments for Non-executive Directors                      563                     --                     --
                                                         ------                 ------                  -----
                                                         10,031                 10,213                  9,503
                                                         ======                 ======                  =====

------------
* The Directors were entitled to a discretionary bonus.

     Analysis of Directors' emoluments by number of Directors and emolument ranges was as follows:


                                                         1998                   1999                   2000
                                                         ----                   ----                   ----
Executive Directors --
 $Nil - $1,000,000                                        --                     --                     --
 $1,000,001 - $1,500,000                                  --                     --                     --
 $1,500,001 - $2,000,000                                   1                      1                      1
 $2,000,001 - $2,500,000                                  --                     --                      1
 $2,500,001 - $3,000,000                                   1                      1                     --
 $3,000,001 - $3,500,000                                  --                     --                     --
 $3,500,001 - $4,000,000                                  --                     --                     --
 $4,000,001 - $4,500,000                                  --                     --                     --
 $4,500,001 - $5,000,000                                   1                     --                     --
 $5,000,001 - $5,500,000                                  --                      1                     --
 $5,500,001 - $6,000,000                                  --                     --                      1
                                                         ----                   ----                   ----
                                                           3                      3                      3
                                                         ====                   ====                   ====
Non-executive Directors --
 $Nil - $1,000,000                                         3                      3                      3
                                                         ====                   ====                   ====

     During the years ended December 31, 1998, 1999 and 2000, no Directors waived any emoluments and no payments as inducement to join or upon joining the Group or as compensation for loss of office was paid or payable to any Director.

Senior executives' emoluments

     The five highest-paid individuals included three Directors during the year ended December 31, 1998, 1999 and 2000, details of whose emoluments were set out above. The emoluments of the other two highest-paid individuals for the years ended December 31, 1998, 1999 and 2000, were analyzed below:


                                                       1998                   1999                   2000
                                                       -----                  -----                  -----
                                                       $'000                  $'000                  $'000
Basic salaries, housing, other
 allowances and benefits in kind                       4,717                  3,720                  2,831
Retirement scheme contributions                          125                     83                     --
Bonuses paid and payable                                 104                     --                  1,527
                                                       -----                  -----                  -----
                                                       4,946                  3,803                  4,358
                                                       =====                  =====                  =====

     Analysis of emoluments paid to the aforementioned two non-director employees by number of individuals and emolument ranges for the years ended December 31, 1998, 1999 and 2000 was as follows:

                                                       1998                   1999                   2000
                                                       ----                   ----                   ----
Non-director employees --
 $Nil - $1,000,000                                      --                     --                     --
 $1,000,001 - $1,500,000                                 1                     --                     --
 $1,500,001 - $2,000,000                                --                      2                      1
 $2,000,001 - $2,500,000                                --                     --                     --
 $2,500,001 - $3,000,000                                --                     --                      1
 $3,000,001 - $3,500,000                                --                     --                     --
 $3,500,001 - $4,000,000                                 1                     --                     --
                                                       ----                   ----                   ----
                                                         2                      2                      2
                                                       ====                   ====                   ====

     During the years ended December 31, 1998, 1999 and 2000, no emoluments of the five highest-paid individuals (including Directors and other employees) were incurred as inducement to join or upon joining the Group or as compensation for loss of office.

8.   TAXATION

     Taxation comprised:

                                                          1998                   1999                   2000
                                                         ------                 ------                 ------
                                                         $'000                  $'000                  $'000
Company and subsidiaries --
Current taxation
 Hong Kong profits tax
  -- Provision for current year                          12,150                 18,110                  9,000
  -- Over-provision in prior years                           --                   (777)                  (233)
 Overseas income tax
  -- Provision for current year                           1,824                  7,564                  9,588
  -- Over-provision in prior years                       (2,138)                   (21)                (1,251)
Write-back of deferred taxation (Note 22)
  -- Hong Kong                                           (2,259)                    --                     --
  -- Overseas                                            (6,209)                (1,975)                    --
                                                         ------                 ------                 ------
                                                          3,368                 22,901                 17,104
Associates --
Current taxation
 Hong Kong profits tax
  -- Provision for current year                             132                  1,936                  1,579
 Overseas income tax
  -- Provision for current year                             125                    128                     91
                                                         ------                 ------                 ------
                                                          3,625                 24,965                 18,774
                                                         ======                 ======                 ======

     Hong Kong profits tax was provided at the rate of 16% on the estimated assessable profits arising in or derived from Hong Kong. Overseas income tax was provided by subsidiaries with overseas operations on their estimated assessable profits for the years at the tax rates applicable in the countries in which the subsidiaries operated.

     The reconciliations of the Hong Kong statutory profits tax rates to the effective profits tax rates based on the profit before profits tax as stated in the consolidated statements of operations are as follows:

                                                          1998                   1999                   2000
                                                          -----                  -----                  -----
Hong Kong profits tax rate                                 16.0%                  16.0%                  16.0%
Permanent differences                                      (0.7%)                 (0.1%)                 (2.0%)
Tax losses brought forward                                 (4.6%)                 (2.5%)                 (0.2%)
Over provision in prior years                              (8.7%)                 (1.5%)                 (0.2%)
Others                                                      0.6%                   0.1%                  (0.4%)
                                                          -----                  -----                  -----
Effective profits tax rate                                  2.6%                  12.0%                  13.2%
                                                          =====                  =====                  =====

9.   APPROPRIATION

     This represented the market value of 47.64% issued share capital of Egana Jewellery distributed to the subscribers of the Company's rights shares mentioned in Note 6.b.


10.  DIVIDENDS

                                                          1998                   1999                   2000
                                                         ------                 ------                  -----
                                                         $'000                  $'000                   $'000
Interim, paid -- nil (1998 -- 0.2 cent)                  15,930                     --                     --
Final, proposed -- nil (1999 -- 0.36 cent)                   --                 36,538                     --
Prior year final dividend*                                  274                     --                  2,573
                                                         ------                 ------                  -----
                                                         16,204                 36,538                  2,573
                                                         ======                 ======                  =====

------------
* This represented prior year final dividend paid to shareholders who exercised share options and warrants after the date on which the prior year financial statements were approved but before the record date for payment of the dividend.

     During the year ended December 31, 1998, interim dividend of approximately $15,930,000 was declared and paid in cash. For the year ended December 31, 1998, the Company recommended a final dividend in the form of a bonus issue of shares on the basis of one bonus share, credited as fully paid, for every five shares held by shareholders whose names appeared on the register of the Company on June 22, 1999.

     During the year ended December 31, 1999, the Directors declared an interim dividend in the form of warrants issued by Egana Jewellery ("Egana Jewellery Warrants") on the basis of 5 Egana Jewellery Warrants for every 200 shares of the Company. Egana Jewellery Warrants were distributed to shareholders whose names appeared on the register of members of the Company on October 19, 1999. Each Egana Jewellery Warrant entitles the holder thereof to subscribe in cash for one new share in Egana Jewellery, at a subscription price of $0.25 (subject to adjustment) per share on or before June 30, 2001. Egana Jewellery Warrants were issued on June 30, 1999 and are listed on the Stock Exchange.

     For the year ended December 31, 1999, the Directors recommended the payment of a final dividend of 0.36 cent per share to shareholders whose names appeared on the register of members of the Company on June 28, 2000.

     For the year ended December 31, 2000, the Directors did not recommend the payment of a final dividend to shareholders.

11.  EARNINGS PER SHARE


Basic earnings per share

     Basic earnings per share were calculated based on the consolidated profit attributable to shareholders for the years ended December 31, 1998, 1999 and 2000 of approximately $123,448,000, $153,698,000 and $110,356,000, respectively, and their respective weighted average number of ordinary shares of approximately 8,023,513,000, 9,650,739,000 and 10,687,235,000 in issue, having been adjusted to reflect the effect of the rights issue and bonus issue during the years ended December 31, 1998 and 1999.


Diluted earnings per share

     Diluted earnings per share were calculated based on the adjusted consolidated profit attributable to shareholders for the years ended December 31, 1998, 1999 and 2000 of approximately $124,781,000, $152,658,000 and
$112,471,000, respectively, assuming that the proceeds of convertible notes were placed on Hong Kong dollar fixed deposits earning interest, net of tax, of 4.2% per annum for the year ended December 31, 1998 and interest expenses, net of tax that will be saved on the conversion of convertible debentures into ordinary shares for the year ended December 31, 2000 and after taking into consideration the potential dilution effect of warrants and options of Egana Jewellery for the years ended December 31, 1999 and 2000, and their respective weighted average number of ordinary shares of approximately 8,869,286,000, 9,760,672,000 and 11,365,225,000 that would be in issue having been adjusted to reflect the effect of all dilutive potential ordinary shares during the years ended December 31, 1998, 1999 and 2000.


12.  FIXED ASSETS

     Fixed assets comprised:



                                                          1999                  2000
                                                        -------               --------
                                                         $'000                 $'000
Freehold land and buildings (a)                          20,711                 77,114
Leasehold land and buildings (b)                         34,950                 34,950
Leasehold improvements                                   29,003                 28,896
Furniture and equipment                                 117,235                329,758
Motor vehicles                                            5,908                  7,705
                                                        -------               --------
Total cost/valuation                                    207,807                478,423
Less: Accumulated depreciation                          (64,356)              (280,607)
                                                        -------               --------
Fixed assets, net                                       143,451                197,816
                                                        =======               ========

------------
a. As of December 31, 1999 and 2000, certain land and buildings with net book values of approximately $18,304,000 and $28,205,000, respectively, were pledged as securities for banking facilities granted to two subsidiaries of the Group.

b. The leasehold land and buildings were situated in Hong Kong and were held under long-term/medium-term leases. They were revalued on December 31, 1994 by C.Y. Leung and Company Limited, independent qualified valuers, on an open market value basis. Subsequently, they were also revalued on December 31, 1998 by LCH (Asia-Pacific) Surveyors Limited, independent qualified valuers, on an open market value basis. Had those leasehold land and buildings been carried at cost less accumulated depreciation and impairment loss, the net book values of the leasehold land and buildings as of December 31, 1999 and 2000 would have been approximately $34,378,000 and $33,556,000, respectively.


13.  INTANGIBLE ASSETS

     Intangible assets comprised:

                                                 1999                   2000
                                                -------               --------
                                                 $'000                  $'000
Licences and trademarks (a)                     273,596                378,278
Deferred expenditure                             59,172                 66,150
Technical know-how (b)                           30,476                 43,668
Business name acquired (c)                       12,000                 12,000
                                                -------               --------
Total cost/valuation                            375,244                500,096
Less: Accumulated amortisation                  (89,263)              (119,431)
                                                -------               --------
Intangible assets, net                          285,981                380,665
                                                =======               ========

------------
a. The Group has attributed $90,000,000 out of the acquisition consideration of $312,711,000 to "Junghans" and "Eurochron" trademarks of which were acquired as part of the acquisition of Junghans Uhren GmbH ("Junghans") (a private company incorporation in Germany) and its subsidiaries (the "Junghans Group") during the year. The fair values of "Junghans" and "Eurochron" trademarks at the acquisition date were based on the valuation performed by an independent professional valuer, LCH (Asia-Pacific) Surveyors Limited, on fair market value basis.

b. During the year ended December 31, 2000, the Group recognized technical know-how of approximately $14,556,000 which was acquired as part of the acquisition of assets and business of a watch distributor.

c. In 1996, the Group entered into an agreement with a third party whereby the latter would allow the Group to use the business name previously owned by the third party for a cash consideration of $12,000,000. The amount was amortised over five years, being the term of the agreement.

14.  INTERESTS IN SUBSIDIARIES

     Details of the principal subsidiaries as at December 31, 1999 and 2000 were as follows:

                                                               PROPORTION OF NOMINAL VALUE OF ISSUED
                           PLACE OF       ISSUED AND FULLY           CAPITAL HELD BY THE COMPANY
                        INCORPORATION/       PAID SHARE        --------------------------------------
NAME OF SUBSIDIARY       OPERATIONS            CAPITAL             DIRECTLY             INDIRECTLY          PRINCIPAL ACTIVITIES
------------------      --------------    ----------------     --------------------------------------       --------------------
                                                               1999       2000       1999        2000
                                                               ----       ----       -----      -----
                                                                %          %          %           %
# Aladra Investments    Cook Islands      US$100,001             --         --         100        100       Insurance underwriter
 Limited

# Argenta Die           Germany           DM1,000,000            --         --          94        100(b)    Distributor of glasses
 Brillen GmbH                                                                                                and similar
                                                                                                             accessories

# Artina Textiles       Germany           DM80,000               --         --         100        100       Retailer of textile
 GmbH                                                                                                        products

Burkhard Mueller        Germany           DM50,000               --         --       64.96      72.72(c)    Designer and
 Schmuck GmbH                                                                                                distributor
                                                                                                             of jewellery

Bartelli                British           US$1                   --         --         100(g)     100       Licensor of
 (Holdings)              Virgin                                                                              leather
 Limited                 Islands                                                                             trademark

Bartelli Leather        Hong Kong         $10,000                --         --         100(g)     100       Manufacturer
 Products                                                                                                    and distributor
 Limited                                                                                                     of leather
                                                                                                             products

Centreline Group        British           US$1                   --         --         100        100       Investment
 Limited                 Virgin                                                                              holding and
                         Islands                                                                             licence
                                                                                                             coordinator

Chromachron A.G.        Switzerland       CHF300,000             --         --         100        100       Designer,
                                                                                                             assembler
                                                                                                             and distributor
                                                                                                             of watches

Collection Uhren        Germany           DM50,000               --         --         100        100       Licensee and
 und Schmuck                                                                                                 distributor
 GmbH                                                                                                        of watches

Eco-Haru (Far           Hong Kong         $500,000               --         --         100        100       Distributor of
 East) Limited                                                                                               watches

Eco-Haru Mfr.           British           US$1                  100        100          --         --       Investment
 Holdings                Virgin                                                                              holding
 Limited                 Islands

Eco-Haru Property       Hong Kong         $2                     --         --         100        100       Property
 Investments                                                                                                 holding
 Limited

Eco Swiss China         Hong Kong         $26,000,000           100        100          --         --       Inactive
 Time Limited

Egana Asial             Samoa/The PRC     $1,000                 --         --          60         60       Assembler of
 Company                                                                                                     watches
 Limited

Egana.Com Inc.          British           US$1                   --         --         100        100       e-business
                         Virgin
                         Islands

Egana Marketing         Cook Islands      US$1                   --         --       64.96(a)   72.72(c)    Provision of
 (Suisse) Inc.                                                                                               marketing
                                                                                                             and consultancy
                                                                                                             services

Egana Deutschland       Germany           DM10,001,000           --         --         100        100       Designer and
 GmbH                                                                                                        distributor
                                                                                                             of watches

Egana Europe            Germany           DM5,000,000           100        100          --         --       Investment
 (Holdings) GmbH                                                                                             holding

Egana Far East          Cayman            $15,000,000           100        100          --         --       Inactive
 Procurement             Islands
 Services
 (Holdings)
 Limited

Egana Finance           Hong Kong         $2                    100        100          --         --       Group treasurer
 Limited

                                                               PROPORTION OF NOMINAL VALUE OF ISSUED
                           PLACE OF       ISSUED AND FULLY           CAPITAL HELD BY THE COMPANY
                        INCORPORATION/       PAID SHARE        --------------------------------------
NAME OF SUBSIDIARY       OPERATIONS            CAPITAL            DIRECTLY              INDIRECTLY          PRINCIPAL ACTIVITIES
------------------      --------------    ----------------     --------------------------------------       --------------------
                                                               1999       2000       1999        2000
                                                               -----     -----       -----      -----
                                                                %          %          %           %
Egana-Haru Mfr.         Hong Kong         $2                      --        --         100        100       Designer,
 Corp. Limited                                                                                               assembler,
                                                                                                             distributor and
                                                                                                             licensee of watches

# Egana India           India             US$500,000              --        --          55         90(h)    Distributor of
 Private Limited                                                                                             watches and
 (Formerly                                                                                                   jewellery
 known as Egana
 Inter Gold
 Limited)

Egana Italia            Italy             ITL50,000,000           --        --         100        100       Distributor of
 s.r.l.                                                                                                      watches

Egana Investments       Cook Islands      US$1                    --        --       64.96      72.72(c)    Investment
 (Pacific)                                                                                                   holding and
 Limited                                                                                                     licensing
                                                                                                             operations

Egana Jewellery &       Cayman            $155,100,199         52.35     52.33(c)    12.61      20.39(c)    Investment
 Pearls Limited          Islands/                                                                            holding
                         Hong Kong

# Egana Juwelen &       Austria           ATS500,000              --        --       64.96      72.72(c)    Distributor of
 Perlen Handels                                                                                              jewellery
 GmbH

Egana Jewelry &         The United        US$881,000              --        --       64.96      72.72(c)    Designer and
 Pearls                  States of                                                                           distributor
 (America) Corp.         America                                                                             of jewellery

Egana Schmuck und       Germany           DM50,000                --        --       64.96      72.72(c)    Designer and
 Perlen GmbH                                                                                                 distributor
                                                                                                             of jewellery

Egana Suisse            Switzerland       CHF100,000              --        --         100        100       Investment
 (Holdings) SA                                                                                               holding

Egana Suisse SA         Switzerland       CHF1,000,000            --        --         100(d)     100       Designer,
                                                                                                             manufacturer and
                                                                                                             distributor
                                                                                                             of watches

Egana of                The United        US$13,335,164          100       100          --         --       Investment
 Switzerland             States of                                                                           holding and
 (America) Corp.         America                                                                             marketing

Egana of                Hong Kong         $11,500,000             --        --         100        100       Designer,
 Switzerland                                                                                                 assembler and
 (Far East)                                                                                                  distributor
 Limited                                                                                                     of watches

# Egana                 Austria           ATS495,370              --        --         100        100       Distributor of
 Uhrenvertriebs                                                                                              watches
 GmbH

# Eurochron GmbH        Germany           DM5,000,000             --        --          --        100(i)    Designer,
                                                                                                             manufacturer and
                                                                                                             distributor
                                                                                                             of clocks

Everstone Limited       Hong Kong/        $100                    --        --       64.96      72.72(c)    Subcontractor
                         The PRC                                                                             and manufacturer
                                                                                                             of jewellery

Funasia                 British           US$14,000,001           --        --         100        100       Investment
 Investments             Virgin                                                                              holding
 Limited                 Islands

Glorious Concept        British           US$10                   --        --         100        100       Investment
 Limited                 Virgin                                                                              holding
                         Islands

Gold Arrow Inc.         The United        US$400,000              --        --         100        100       Investment
                         States of                                                                           holding
                         America

Goldpfeil AG            Germany           DM7,000,000             --        --         100        100       Designer,
                                                                                                             manufacturer
                                                                                                             and distributor
                                                                                                             of luxury
                                                                                                             leather
                                                                                                             goods

                                                               PROPORTION OF NOMINAL VALUE OF ISSUED
                           PLACE OF       ISSUED AND FULLY           CAPITAL HELD BY THE COMPANY
                        INCORPORATION/       PAID SHARE        --------------------------------------
NAME OF SUBSIDIARY       OPERATIONS            CAPITAL            DIRECTLY              INDIRECTLY          PRINCIPAL ACTIVITIES
------------------      --------------    ----------------     --------------------------------------       --------------------
                                                               1999       2000       1999        2000
                                                               -----     -----       -----      -----
                                                                %          %          %           %
Goldpfeil America       The United        US$1,000                --        --         100        100       Investment holding
 Inc.                    States of
                         America

Goldpfeil               Hong Kong         $500,000                --        --         100        100       Manufacturer,
 Distribution                                                                                                distributor
 and Services                                                                                                and retailer of
 Limited                                                                                                     leather products

# Haru Holding &        Germany           DM4,500,000             --        --         100        100       Investment
 Management GmbH                                                                                             holding

# Haru-Kuraray          Germany           DM2,000,000             --        --          55         55       Distributor of
 GmbH                                                                                                        man-made leather

Haru Japan              Japan             JPY30,000,000           --        --         100        100       Distributor of
 Corporation, Inc.                                                                                           timepieces,
                                                                                                             jewellery, and
                                                                                                             sourcing agent for
                                                                                                             pearls

Jacquelin Designs       The United        --                      --        --       64.96      72.72(c)    Designer and
 Enterprises,            States of                                                                           distributor
 Inc.                    America                                                                             of jewellery

Junghans Asia           Hong Kong         $1,000                  --        --          --        100(i)    Distributor of
 Limited                                                                                                     watches

# Junghans              Austria           ATS3,000,000            --        --          --        100(i)    Distributor of
 Austria GmbH                                                                                                watches

# Junghans Italia       Italy             ITL1,000,000,000        --        --          --        100(i)    Distributor of
 s.r.l.                                                                                                      watches

# Junghans              Switzerland       CHF100,000              --        --          --        100(i)    Distributor of
 (Schweiz) AG                                                                                                watches

# Junghans Uhren        Germany           DM10,000,000            --        --          --        100(i)    Designer,
 GmbH                                                                                                        manufacturer and
                                                                                                             distributor
                                                                                                             of watches

Juwelier Krezdorn       Germany           DM50,000                --        --         100(e)      --(e)    Retailer of
 GmbH                                                                                                        timepieces and
                                                                                                             jewellery

Kai-Yin Lo Limited      Hong Kong         $2,600,000              --        --         100        100       Designer,
                                                                                                             manufacturer and
                                                                                                             retailer of
                                                                                                             jewellery

Keimothai Limited       Thailand          Baht60,000,000          --        --       64.96(f)   72.72(c)    Sourcing agent,
                                                                                                             manufacturer and
                                                                                                             distributor
                                                                                                             of jewellery

Les Plus Watches        The United        US$50,000               --        --         100        100       Designer,
 & Jewelry, Inc.         States of                                                                           distributor
                         America                                                                             and licensee of
                                                                                                             watches

Lorica Sud s.r.l.       Italy             ITL1,744,200,000        --        --         100         70(j)    Manufacturer
                                                                                                             of man-made
                                                                                                             leather goods

Oro Design Limited      Hong Kong         $10,000                 --        --       64.96      72.72(c)    Designer,
                                                                                                             manufacturer,
                                                                                                             distributor and
                                                                                                             licensee of
                                                                                                             jewellery

Orologi Paolo Inc.      The United        US$132,294              --        --         100        100       Designer,
                         States of                                                                           distributor and
                         America                                                                             licensee of watches

P.C. International      British           US$1                   100       100          --         --       Licensor of
 Marketing               Virgin                                                                              watches and
 Limited                 Islands/France                                                                      jewellery

Pioneer Ventures        Hong Kong         $100                    --        --         100        100       General trading and
 Limited                                                                                                     quality inspection

                                                               PROPORTION OF NOMINAL VALUE OF ISSUED
                           PLACE OF       ISSUED AND FULLY           CAPITAL HELD BY THE COMPANY
                        INCORPORATION/       PAID SHARE        --------------------------------------
NAME OF SUBSIDIARY       OPERATIONS            CAPITAL            DIRECTLY              INDIRECTLY          PRINCIPAL ACTIVITIES
------------------      --------------    ----------------     --------------------------------------       --------------------
                                                               1999       2000       1999        2000
                                                               -----     -----       -----      -----
                                                                %          %          %           %
Time Success            Hong Kong         $2                      --        --       64.96      72.72(c)    Property
 Industrial                                                                                                  holding
 Limited

Towercham Limited       Island of         IR(pound)2              --        --         100        100       Provision of
                         Nevis,                                                                              marketing and
                         West                                                                                consultancy
                         Indies                                                                              services

Zeitmesstechnik         Germany           DM195,000               --        --         100        100       Provision of
 GmbH                                                                                                        timepiece
                                                                                                             maintenance
                                                                                                             services

------------
a. During the year ended December 31, 1999, Egana Marketing (Suisse) Inc. was transferred to a non-wholly owned subsidiary, resulting in a decrease in the Group's effective holding interest from 100% to 64.96%.

b. During the year, the Group increased its shareholding in Argenta Die Brillen GmbH from 94% to 100%.

c. During the year ended December 31, 2000, the Group acquired additional interest in Egana Jewellery, resulting in an increase in the Group's interest in Egana Jewellery and its subsidiaries.

d. During the year ended December 31, 1999, the Group increased its shareholding in Egana Suisse SA (formerly known as Montres Cerruti 1881 S.A.) from 95% to 100%.

e. During the year ended December 31, 1999, the Group increased its shareholding in Juwelier Krezdorn GmbH from 99% to 100% which was subsequently merged into Egana Deutschland GmbH during the year ended December 31, 2000.

f. Keimothai was previously accounted for as an associate since its acquisition by the Group in 1997. During the year ended December 31, 1999, Keimothai became a subsidiary of the Group after Egana Jewellery increased its shareholding from 45% to 100%.

g. During the year ended December 31, 1999, the Group acquired 100% interest in Bartelli (Holdings) Limited and Bartelli Leather Products Limited.

h. During the year ended December 31, 2000, the Group increased its shareholding in Egana India Private Limited (formerly known as Egana Inter Gold Limited) from 55% to 90%.

i. In October 2000, the Group acquired 100% interest in the Junghans Group and Junghans Asia Limited (formerly known as Diehl Limited), a Hong Kong incorporated company, and assumed a shareholder loan from ex-owner of the Junghans Group in the principal amount of DM120,719,000 for a consideration of approximately $312,711,000.

j. During the year ended December 31, 2000, the Group sold 30% of its interest in Lorica Sud s.r.l. to an independent third party for a consideration of approximately $2,262,000.

     The above table listed the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

# Audited/Reviewed by certified public accountants other than Arthur Andersen & Co.

15.  INTEREST IN AN UNCONSOLIDATED SUBSIDIARY

     In the Group's consolidated balance sheet, interest in an unconsolidated subsidiary comprised:

                                            1999      2000*
                                           ------     -----
                                            $'000     $'000
Unlisted shares, at cost                    2,558        --
Provision for impairment in value          (1,995)       --
Advance to unconsolidated subsidiary        4,545        --
                                           ------     -----
                                            5,108        --
                                           ======     =====

     The advance to the unconsolidated subsidiary was unsecured, non-interest bearing and without pre-determined repayment terms.

     The underlying value of interest in the unconsolidated subsidiary was, in the opinion of the Directors, not less than the Group's carrying value as at December 31, 1999.

     Details of the subsidiary as at December 31, 1999 were as follows:

                               PLACE OF        ISSUED AND      PROPORTION OF NOMINAL
                            INCORPORATION/     FULLY PAID     VALUE OF ISSUED CAPITAL
NAME OF SUBSIDIARY            OPERATIONS      SHARE CAPITAL     HELD BY THE COMPANY       PRINCIPAL ACTIVITIES
------------------          --------------    -------------   -----------------------    ----------------------
                                                              Directly     Indirectly
                                                              --------     ----------
                                                                  %            %
Sports Plaza GmbH*              Germany         DM300,000        --           100        Provision of
                                                                                          recreational services

------------
* During the year ended December 31, 2000, the Group sold its interest in Sports Plaza GmbH to an independent third party for a consideration of approximately $2,108,000.


16.  INTERESTS IN ASSOCIATES

     Interests in associates comprised:


                                                             1999              2000
                                                            -------           -------
                                                             $'000             $'000
Share of net assets other than goodwill --
 Unlisted shares                                             28,377            27,540
 Listed shares in Hong Kong                                 164,151           154,106
                                                            -------           -------
                                                            192,528           181,646
                                                            =======           =======
Quoted market value of shares listed in Hong Kong           211,808            82,541
                                                            =======           =======

     The underlying values of interests in associates were, in the opinion of the Directors, not less than the Group's carrying values as of December 31, 1999 and 2000.

     Details of the Group's major associates as of December 31, 1999 and 2000 were as follows:

                          PLACE OF         PERCENTAGE OF INTERESTS HELD
                       INCORPORATION       -----------------------------
NAME OF ASSOCIATES     AND OPERATIONS      DIRECTLY(%)     INDIRECTLY(%)          PRINCIPAL ACTIVITIES
------------------    -----------------    -----------    --------------          --------------------
                                           1999   2000    1999     2000
                                           ----   ----    -----    -----
Peace Mark*           Bermuda/Hong Kong      --     --    23.95    16.49(b),(c)   Production and
                                                                                   distribution of
                                                                                   watches

Tonic*                Cayman Islands/        --     --    22.60    20.28(c)       Design, manufacture
                       Hong Kong                                                   and marketing of
                                                                                   audio products

Capricon(a)           British                --     --    58.17    54.07          Investment holding
                       Virgin
                       Islands

------------
*    Listed on the Stock Exchange.

(a) During the year ended December 31, 1999, the Group acquired 45% equity interest in Capricon for a cash consideration of $30,430,000 from Peace Mark.

(b) In February 2000, the Group disposed 3.5% of its interest in Peace Mark and upon the private placement of ordinary shares of Peace Mark in May 2000, the Group's interest was diluted. The Group had an interest of 16.49% in Peace Mark as at December 31, 2000. The Directors were of the opinion that it was the Group's intention to hold a long-term equity interest in Peace Mark and the Group was in a position to exercise significant influence over Peace Mark's financial and operating policy decisions.

(c) The forthcoming financial year-end for Peace Mark and Tonic, is at March 31, 2001. Their latest published financial information was only up to September 30, 2000. Summarized unaudited financial information of Peace Mark and Tonic as of September 30, 2000 and for the six-month period then ended is set out below:

     (i)  Peace Mark

                                                     AS AT SEPTEMBER       AS AT SEPTEMBER
                                                        30, 1999               30, 2000
                                                     ---------------       ---------------
                                                          $'000                 $'000
                                                       (UNAUDITED)           (UNAUDITED)
Balance sheet
 Non-current assets                                      229,712                338,805
 Current assets                                          368,732                538,372
                                                        --------               --------
  Total assets                                           598,444                877,177
                                                        --------               --------
 Capital and reserves                                   (426,525)              (512,076)
 Non-current liabilities                                  (7,517)               (73,719)
 Minority interests                                      (20,347)               (21,924)
 Current liabilities                                    (144,055)              (269,458)
                                                        --------               --------
  Total equity, minority interests and
   liabilities                                          (598,444)              (877,177)
                                                        ========               ========

     (i)  Peace Mark (Cont'd)

                                                          FOR THE            FOR THE
                                                        SIX-MONTH           SIX-MONTH
                                                       PERIOD ENDED        PERIOD ENDED
                                                       SEPTEMBER 30,       SEPTEMBER 30,
                                                           1999                2000
                                                      ---------------      -------------
                                                          $'000                $'000
                                                       (UNAUDITED)          (UNAUDITED)
Statements of operations
 Turnover                                                365,021               462,462
 Gross profit                                             50,450                74,651
 Profit from operations                                   21,642                35,102
 Profit before tax                                        13,895                30,093
 Net profit for the period                                13,380                27,899
                                                         =======               =======

     (ii) Tonic

                                                          AS AT                 AS AT
                                                      SEPTEMBER 30,         SEPTEMBER 30,
                                                          1999                  2000
                                                      -------------         -------------
                                                          $'000                 $'000
                                                       (UNAUDITED)           (UNAUDITED)
Balance sheet
 Non-current assets                                       317,163               388,724
 Current assets                                           659,138               954,996
                                                         --------            ----------
  Total assets                                            976,301             1,343,720
                                                         --------            ----------
 Capital and reserves                                    (317,832)             (379,982)
 Non-current liabilities                                   (3,530)              (44,048)
 Current liabilities                                     (654,939)             (919,690)
                                                         --------            ----------
  Total equity and liabilities                           (976,301)           (1,343,720)
                                                         ========            ==========

     (ii) Tonic (Cont'd)

                                                      FOR THE               FOR THE
                                                     SIX-MONTH             SIX-MONTH
                                                    PERIOD ENDED          PERIOD ENDED
                                                    SEPTEMBER 30,         SEPTEMBER 30,
                                                        1999                  2000
                                                    -------------         -------------
                                                        $'000                 $'000
                                                     (UNAUDITED)           (UNAUDITED)
Statements of operations
 Turnover                                             1,080,368             1,390,436
 Gross profit                                            87,526                93,913
 Profit from operations                                  44,387                37,152
 Profit before tax                                       37,595                28,632
 Net profit for the period                               34,362                26,887
                                                      =========             =========


17.  INVESTMENTS IN SECURITIES

     Investments in securities comprised:

                                                              1999                                 2000
                                                           ----------        ----------------------------------------------
                                                             EQUITY          CONVERTIBLE          EQUITY
                                                           SECURITIES          NOTES(A)         SECURITIES           TOTAL
                                                           ----------        -----------        ----------          -------
                                                              $'000             $'000             $'000              $'000
Unlisted (b), at cost                                          5,648           110,760            33,406            144,166
Less: provision for impairment in
 value                                                          (186)               --            (8,885)            (8,885)
                                                              ------           -------            ------            -------
                                                               5,462           110,760            24,521            135,281
                                                              ------           -------            ------            -------
Listed in Hong Kong, at cost                                      54                --                --                 --
Less: provision for impairment in
 value                                                           (14)               --                --                 --
                                                              ------           -------            ------            -------
                                                                  40                --                --                 --
                                                              ------           -------            ------            -------
Non-trading listed securities in
 Hong Kong, at quoted market
 value*                                                        9,600                --            43,998             43,998
                                                              ------           -------            ------            -------
                                                              15,102           110,760            68,519            179,279
                                                              ======           =======            ======            =======
Quoted market value of listed
 securities                                                    9,717                --            43,998             43,998
                                                              ======           =======            ======            =======
*Original cost of non-trading
 securities                                                    8,433                --            47,619             47,619
                                                              ======           =======            ======            =======

------------
a. In December 2000, the Group subscribed for 3-year term convertible notes (the "Notes") of US$14.2 million issued by an independent third party, Tonga Group Holding Limited ("Tonga Group" or the "Notes Issuer"), a company incorporated in the British Virgin Islands. The Notes Issuer intends to invest in forestry business for the exploitation of forest, processing of wood as well as trading of wood products and to establish a leading B2B building material exchange platform with global coverage. Starting 3 months after December 18, 2000 (the "Closing Date"), the Group is entitled to convert the principal amount of US$10 million of the Notes into 15% of the total equity share capital of the Tonga Group or on a pro-rata basis if less than US$10 million of the principal amount of the Notes is converted. Unless converted or repaid subject to and in accordance with the terms of the Notes, all outstanding principal amount of the Notes together with the interest accrued thereon will be repaid on the third anniversary date of the Closing Date. The Notes bore interest at the rate of 8% per annum on the outstanding principal.

b. In December 2000, the Group acquired an 18.75% equity interest in Super Plus Investments Limited ("Super Plus"), an investment holding company incorporated in the British Virgin Islands whose subsidiary is principally engaged in distribution and trading of fashion accessory products in Asia Pacific region, at a consideration of $23,400,000. Such investment was included as unlisted equity securities as at December 31, 2000.

     The underling value of the investment securities was, in the opinion of the Directors, not less than the Group's carrying value as at December 31, 2000.


18.  CURRENT ASSETS

Current assets comprised:

                                                                             1999                2000
                                                                          ---------           ---------
                                                                            $'000               $'000
Cash and bank balances                                                      239,823             469,439
Stocks (a)                                                                  533,158             604,849
Accounts receivable, net (b)                                                401,085             403,015
Deposits, prepayments and other receivables                                 247,176             189,286
Settlement sum receivable from Benetton (Note 6.a)                          338,550                  --
Due from an associate (c)                                                        16               7,540
Short-term investments (d)                                                  283,114             204,902
                                                                          ---------           ---------
                                                                          2,042,922           1,879,031
                                                                          =========           =========

18.  CURRENT ASSETS

a.   Stocks comprised:

                                                                  1999                   2000
                                                                --------               --------
                                                                  $'000                  $'000
Raw materials                                                    151,384                215,157
Work-in-progress                                                  25,664                 47,214
Finished goods                                                   440,492                509,310
Less: Provision for stock obsolescence                           (84,382)              (166,832)
                                                                --------               --------
                                                                 533,158                604,849
                                                                ========               ========


     Certain stocks were held under trust receipts and import bank loans.

     As of December 31, 1999 and 2000, the amounts of stocks (included above) carried at net realizable value were $486,756,000 and $553,247,000, respectively.

b. The Group allows an average credit period of 30-90 days to its trade customers. Aging analysis of accounts receivable after provision for bad and doubtful debts was as follows:

                                                                 1999                     2000
                                                                -------                 -------
                                                                 $'000                   $'000
Current month                                                   204,574                 318,395
Between one to two months                                        51,922                  44,328
Between two to three months                                      20,404                  21,034
Between three to four months                                     36,998                  11,262
Over four months                                                 87,187                   7,996
                                                                -------                 -------
                                                                401,085                 403,015
                                                                =======                 =======

c. Amount due from an associate was unsecured, non-interest bearing and without pre-determined repayment terms.

d.   Short-term investments comprised:

                                                                   1999                  2000
                                                                 -------                -------
                                                                  $'000                  $'000
Promissory notes (i)                                             140,219                     --
Investment deposits (ii), (iii)                                  140,400                204,840
Overseas unlisted investments                                      2,495                     62
                                                                 -------                -------
                                                                 283,114                204,902
                                                                 =======                =======

------------
(i) Promissory notes represented amounts receivable from third parties, which were unsecured and bore interest at commercial rates. All outstanding promissory notes as of December 31, 1999 were fully redeemed by the note issuer in 2000.

d.   Short-term investments comprised: (Cont'd)

     (ii) During the year ended December 31, 1999, the Group placed deposits of $140,400,000 to an independent third party, a company incorporated in Hong Kong, as sincerity deposit for the proposed investment in a group of companies introduced by the third party. The deposit was unsecured, bore interest at commercial rate and repayable within six months. The whole amount of deposit was fully refunded by the third party in 2000.

     (iii) During the year ended December 31, 2000, the Group placed deposits of approximately $204,545,000 to an independent third party, a subsidiary of a Hong Kong listed company, as deposits for the proposed investment in a Hong Kong listed company introduced by the third party. These deposits were unsecured, interest bearing at commercial rate and repayable within sixty days. Subsequent to December 31, 2000, the whole amount of deposits together with interest was refunded by the third party as the Group decided not to proceed with the investment.

19.  CURRENT LIABILITIES

     Current liabilities comprised:

                                                                            1999                  2000
                                                                         ---------              ---------
                                                                           $'000                  $'000
Short-term bank borrowings (a)                                             615,417                632,490
Current portion of other long-term liabilities (Note 21)                     3,261                  5,058
Accounts payable and accruals (b)                                          418,522                566,591
Bills payable                                                              121,365                126,994
Due to associates (c)                                                       19,438                  5,687
Amounts due to Directors (c)                                                   636                    333
Taxation payable                                                            26,236                 12,523
Proposed final dividend (Note 10)                                           36,538                     --
                                                                         ---------              ---------
                                                                         1,241,413              1,349,676
                                                                         =========              =========

a.   Short-term bank borrowings comprised:

                                                                  1999                    2000
                                                                -------                  -------
                                                                 $'000                    $'000
Bank loans and overdrafts
 -- with maturity within three months                           126,016                  243,718
 -- with maturity more than three months                        335,724                  284,182
Current portion of long-term bank loans
 (Note 20)                                                       31,200                   22,471
Trust receipts and import loans                                 122,477                   82,119
                                                                -------                  -------
                                                                615,417                  632,490
                                                                =======                  =======
Secured                                                           8,403                    1,716
                                                                =======                  =======
Unsecured                                                       607,014                  630,774
                                                                =======                  =======

     Refer to Note 30 for details of the Group's banking facilities.

b. As at December 31, 2000, accounts payable and accruals were analysed as follows:

                                                                  1999                   2000
                                                                 -------                -------
                                                                  $'000                  $'000
Accounts payable                                                 182,747                195,139
Accrued charges and other payables                               235,775                371,452
                                                                 -------                -------
                                                                 418,522                566,591
                                                                 =======                =======


     Aging analysis of accounts payable was as follows:

                                                                   1999                  2000
                                                                 -------                -------
                                                                  $'000                  $'000
Current month                                                    122,999                156,845
Between one to two months                                         24,421                 26,031
Between two to three months                                       12,377                  8,637
Between three to four months                                       4,306                  1,629
Over four months                                                  18,644                  1,997
                                                                 -------                -------
                                                                 182,747                195,139
                                                                 =======                =======

c. The amounts due to associates and Directors were unsecured, non-interest bearing and without pre-determined repayment terms except an amount of approximately $89,000 due to an associate which bore interest at normal commercial rate.

20.  LONG-TERM BANK LOANS

     Long-term bank loans comprised:

                                                                            1999                2000
                                                                          -------             -------
                                                                           $'000               $'000
Repayable within a period of
 -- not exceeding one year                                                 31,200              22,471
 -- over one year, but not exceeding two years                              3,984               4,873
 -- over two years, but not exceeding three years                           4,338               4,913
 -- over three years, but not exceeding four years                          4,066               6,806
 -- over four years, but not exceeding five years                           3,569               3,995
 -- over five years                                                         8,536               5,957
                                                                          -------             -------
                                                                           55,693              49,015

Less: Amounts repayable within one year included under current
 liabilities (Note 19.a)                                                  (31,200)            (22,471)
                                                                          -------             -------
                                                                           24,493              26,544
                                                                          =======             =======
Secured                                                                     9,160              16,290
                                                                          =======             =======
Unsecured                                                                  46,533              32,725
                                                                          =======             =======

     Refer to Note 30 for details of the Group's banking facilities.


21.  OTHER LONG-TERM LIABILITIES

     Other long-term liabilities represented other long-term loans and obligations under finance leases, net of future finance charges. Details of other long-term loans and finance lease obligations were as follows:

                                                                            1999                2000
                                                                           ------              ------
                                                                           $'000               $'000
Other loans repayable within five years
 -- unsecured                                                                 446              24,946
Other loans not repayable within five years
 -- unsecured                                                              22,763                  --
                                                                           ------              ------
                                                                           23,209              24,946
Less: Amounts repayable within one year included under current
 liabilities (Note 19)                                                     (3,261)             (5,058)
                                                                           ------              ------
                                                                           19,948              19,888
                                                                           ------              ------

                                                                             1999                2000
                                                                            ------              ------
                                                                            $'000               $'000
Obligations under finance leases repayable within a period of
 -- not exceeding one year                                                     849                 583
 -- more than one year but not exceeding five years                            923                 554
                                                                            ------              ------
                                                                             1,772               1,137
Less: Amounts repayable within one year included under accounts
 payable and accruals (Note 19.b)                                             (849)               (583)
                                                                            ------              ------
                                                                               923                 554
                                                                            ------              ------
                                                                            20,871              20,442
                                                                            ======              ======


22.  DEFERRED TAXATION

     Movements of deferred taxation were as follows:

                                                                           1999                   2000
                                                                          ------                 ------
                                                                           $'000                  $'000
As of January 1                                                            9,284                  7,309
Translation adjustments                                                       --                    109
Write-back of deferred taxation (Note 8)                                  (1,975)                    --
Reclassification from taxation payable                                        --                  3,455
                                                                          ------                 ------
As of December 31                                                          7,309                 10,873
                                                                          ======                 ======

     Deferred taxation represented the taxation effect of the following timing differences:

                                                                           1999                    2000
                                                                          ------                  ------
                                                                           $'000                   $'000
Accelerated depreciation allowances                                        2,843                   4,007
Prepayments                                                                3,474                   5,765
Overseas deferred income                                                     992                   1,101
                                                                          ------                  ------
                                                                           7,309                  10,873
                                                                          ======                  ======

     No deferred taxation was provided for the property revaluation surplus because such surplus would not constitute a timing difference for taxation purposes and the realization of the reserves would not be subject to taxation.

     Potential deferred tax assets which have not been recognized in the financial statements were as follows:

                                                                            1999                  2000
                                                                          -------                -------
                                                                           $'000                  $'000
Tax losses                                                                190,733                314,553
                                                                          =======                =======

     The tax losses are subject to the approval of the tax authority of the respective country/region in which the Group subsidiaries operate.


23.  CONVERTIBLE DEBENTURES

                                                                           1999                  2000
                                                                          -------               -------
                                                                           $'000                 $'000
As of January 1                                                            31,746               117,000
Issued during the year                                                    117,000                    --
Converted to ordinary shares                                              (31,746)              (61,620)
                                                                          -------               -------
As of December 31                                                         117,000                55,380
                                                                          =======               =======

     In April 1997, the Company issued convertible debentures of US$15.5 million to certain third parties. The debentures would be repayable in April 2000. After the date falling 90 days from the date of the initial issue of the debentures, the debentures might be converted at a conversion price calculated by the formula defined in the Subscription Agreement of the debentures at the option of the notes holders. The debentures bore interest at the rate of 5% per annum on outstanding principal from time to time. All the outstanding debentures were fully converted into ordinary shares of the Company during 1999.

     On December 15, 1999, the Company issued new convertible debentures of US$15 million to a third party. The debentures will be due on December 15, 2002. After 47 days from the date of the initial issue of the debentures, the debentures can be converted into ordinary shares of $0.10 each of the Company at a conversion price equal to the lesser of (i) $0.28 per share, subject to adjustments; and (ii) 90% of the average of the 5 lowest closing prices of one Company's ordinary share during the 20 business days immediately prior to conversion at the option of the debenture holders. Unless converted or redeemed earlier at the discretion of the Company, all outstanding debentures will be automatically converted into the Company's ordinary shares on maturity. The debentures bore interest at the rate of 4.5% per annum on outstanding principal from time to time.

     Fair values of the debentures as of December 31, 1999 and 2000 were approximately $141,788,000 and $62,932,000, respectively, computed by assuming all debentures were converted to ordinary shares of the Company on December 31, 1999 and 2000.

24.  SHARE CAPITAL

     Share capital comprised:

                                                                          NUMBER OF
                                                                       ORDINARY SHARES
                                                                        OF $0.10 EACH         NOMINAL VALUE
                                                                       ---------------        -------------
                                                                                                 $'000
Authorised:
As of January 1, 1999                                                   12,000,000,000         1,200,000
Increased during the year (a)                                            8,000,000,000           800,000
                                                                        --------------         ---------
As of December 31, 1999 and 2000                                        20,000,000,000         2,000,000
                                                                        ==============         =========
Issued and fully paid:
As of January 1, 1999                                                    7,965,241,970           796,524
Issued upon exercise of share options                                          240,000                24
Issued upon exercise of `2000' warrants                                      5,757,123               576
Issued upon exercise of convertible debentures                             183,858,594            18,386
Issuance of bonus shares (b)                                             1,612,289,135           161,229
                                                                        --------------         ---------
As of December 31, 1999                                                  9,767,386,822           976,739
Issued upon exercise of share options                                          860,000                86
Issued upon exercise of `2000' warrants                                  1,269,451,835           126,945
Issued upon exercise of convertible debentures                             287,773,991            28,777
                                                                        --------------         ---------
As at December 31, 2000                                                 11,325,472,648         1,132,547
                                                                        ==============         =========

------------
a. During 1999, as approved by members' resolution, the Company increased its authorised share capital by the creation of additional 8,000,000,000 new shares of $0.10 each in the Company.

b. On June 30, 1999, the Company issued in total 1,612,289,135 bonus shares of $0.10 each credited as fully paid up to existing shareholders. Such bonus shares rank pari passu in all respects with the existing issued shares of the Company.


Share options

     The Company has adopted an executive share option scheme (the "Scheme") under which the Directors can, on or before May 31, 2003, grant options to Directors and employees of the Company or any of its subsidiaries to subscribe for shares of the Company, subject to a maximum of 10% of the issued share capital of the Company from time to time.

     Movements of share options (at current subscription price of $0.211 per share, $0.345 per share and $0.128 per share respectively) during the years were summarised below:

                                                  NUMBER OF SHARES      NUMBER OF SHARES      NUMBER OF SHARES
                                                    UNDER SHARE           UNDER SHARE           UNDER SHARE
                                                      OPTIONS               OPTIONS               OPTIONS
                                                      @$0.211               @$0.345               @$0.128
                                                  ----------------      ----------------      ----------------
                                                        '000                  '000                  '000
Outstanding as of January 1, 1999                           --               20,666                 2,900
Exercised after bonus issue during the year (a)             --                   --                  (240)
Cancelled during the year (b)                               --                 (384)                 (300)
                                                       -------               ------                 -----
Outstanding as of December 31, 1999                         --               20,282                 2,360
Granted during the year (c)                            452,500                   --                    --
Exercised during the year (d)                             (200)                  --                  (660)
Cancelled during the year (e)                           (5,750)              (6,062)                  (40)
                                                       -------               ------                 -----
Outstanding as of December 31, 2000                    446,550               14,220                 1,660
                                                       =======               ======                 =====

------------
a. During the year ended December 31, 1999, 240,000 share options were exercised at the option price of $0.128 per share.

b. During the year ended December 31, 1999, 384,000 share options at exercise price of $0.345 per share and 300,000 share options at exercise price of $0.128 per share were cancelled due to the termination of employment of staff who qualified for entitlement of options.

c. During the year ended December 31, 2000, 452,500,000 share options at exercise price of $0.211 per share were granted.

d. During the year ended December 31, 2000, 660,000 share options and 200,000 share options were exercised at the option price of $0.128 per share and $0.211 per share respectively.

e. During the year ended December 31, 2000, 40,000 share options at exercise price of $0.128 per share, 6,062,000 share options at exercise price of $0.345 per share and 5,750,000 share options at exercise price of $0.211 per share were cancelled due to the termination of employment of staff who qualified for entitlement of options.

     As of December 31, 1999 and 2000, the Company had a total of approximately 22,642,000 and 462,430,000 share options outstanding, respectively. The exercise in full of such share options would, under the present capital structure of the Company, result in the issuance of 22,642,000 and 462,430,000 additional shares of $0.10 each and cash proceeds to the Company of approximately $7,299,000 and $99,340,000 (excluding the related issue expenses) in 1999 and 2000, respectively.


Warrants

     As of January 1, 1999, the Company had an aggregate number of 660,860,928 warrants which would confer rights to subscribe for ordinary shares of the Company at a subscription price of $0.20 per share. The exercise price was adjusted to $0.17 after the bonus issue in June 1999. During the year ended December 31, 1999, 1,687,509 and 1,012,395 warrants were exercised at $0.20 and $0.17 per share, respectively. As at December 31, 1999, the Company had an aggregate of approximately 658,161,024 warrants outstanding.

     During the year ended December 31, 2000, 539,517,029 warrants were exercised at $0.17 per share. All remaining warrants exercisable up to and including June 30, 2000 were expired on June 30, 2000.

25.  RESERVES

     Movements of reserves for the Group were as follows:

                                                                    EXCHANGE                                        CAPITAL
                                                  SHARE PREMIUM    TRANSLATION                      REVALUATION    REDEMPTION
GROUP                                                ACCOUNT         RESERVE     RETAINED PROFITS     RESERVE        RESERVE
-----                                             -------------    -----------   ----------------   -----------    -----------
                                                      $'000           $'000            $'000            $'000         $'000
As of January 1, 1999                                 380,616        (5,845)          190,411           2,969         1,231
Premium arising from exercise of share
 options                                                    7            --                --              --            --
Premium arising from exercise of warrants                 504            --                --              --            --
Premium arising from exercise of
 convertible debentures                                13,360            --                --              --            --
Issuance of bonus shares                             (161,229)           --                --              --            --
Expenses incurred in connection with issue
 of shares                                               (273)           --                --              --            --
Expenses in connection with issue of
 convertible debentures                                (2,059)           --                --              --            --
Acquisition of subsidiaries                                --            --                --              --            --
Acquisition of additional interests in
 subsidiaries                                              --            --                --              --            --
Acquisition of additional interests in
 associates                                                --            --                --              --            --
Acquisition of an associate                                --            --                --              --            --
Disposal of interest in a subsidiary                       --            --                --              --            --
Revaluation of non-trading securities                      --            --                --           1,167            --
Other statutory reserve                                    --            --                --              --            --
Exchange differences arising on translation
 of overseas subsidiaries' financial
 statements                                                --       (31,774)               --              --            --
Profit for the year                                        --            --           153,698              --            --
Dividend declared                                          --            --           (36,538)             --            --
                                                     --------       -------          --------          ------         -----
As of December 31, 1999                               230,926       (37,619)          307,571           4,136         1,231
Premium arising from exercise of share
 options                                                   41            --                --              --            --
Premium arising from exercise of warrants              88,997            --                --              --            --
Premium arising from exercise of
 convertible debentures                                32,843            --                --              --            --
Expenses incurred in connection with issue
 of shares                                               (157)           --                --              --            --
Acquisition of subsidiaries                                --            --                --              --            --
Acquisition of additional interests in
 subsidiaries                                              --            --                --              --            --
Acquisition of additional interests in
 associates                                                --            --                --              --            --
Disposal of interest in a subsidiary                       --            --                --              --            --
Disposal of interests in associates                        --            --                --              --            --
Share of an associate's revaluation reserve
 of non-trading securities                                 --            --                --          (4,143)           --
Revaluation of non-trading securities                      --            --                --          (3,621)           --
Disposal of non-trading securities                         --            --                --          (1,167)           --
Other statutory reserve                                    --            --                --              --            --
Exchange differences arising on translation
 of overseas subsidiaries' financial
 statements                                                --       (61,834)               --              --            --
Profit attributable to shareholders                        --            --           110,356              --            --
Dividends paid                                             --            --            (2,573)             --            --
                                                     --------       -------          --------          ------         -----
As at December 31, 2000                               352,650       (99,453)          415,354          (4,795)        1,231
                                                     ========       =======          ========          ======         =====


GROUP                                                 GOODWILL    LEGAL RESERVE    OTHER RESERVE       TOTAL
-----                                                 --------    -------------    -------------      --------
                                                       $'000         $'000            $'000             $'000
As of January 1, 1999                                 (246,400)         270              524           323,776
Premium arising from exercise of share
 options                                                    --           --               --                 7
Premium arising from exercise of warrants                   --           --               --               504
Premium arising from exercise of
 convertible debentures                                     --           --               --            13,360
Issuance of bonus shares                                    --           --               --          (161,229)
Expenses incurred in connection with issue
 of shares                                                  --           --               --              (273)
Expenses in connection with issue of
 convertible debentures                                     --           --               --            (2,059)
Acquisition of subsidiaries                            (17,608)          --               --           (17,608)
Acquisition of additional interests in
 subsidiaries                                          (65,003)          --               --           (65,003)
Acquisition of additional interests in
 associates                                            (12,031)          --               --           (12,031)
Acquisition of an associate                               (836)          --               --              (836)
Disposal of interest in a subsidiary                       102           --               --               102
Revaluation of non-trading securities                       --           --               --             1,167
Other statutory reserve                                     --           --               28                28
Exchange differences arising on translation
 of overseas subsidiaries' financial
 statements                                                 --           --               --           (31,774)
Profit for the year                                         --           --               --           153,698
Dividend declared                                           --           --               --           (36,538)
                                                      --------          ---              ---          --------
As of December 31, 1999                               (341,776)         270              552           165,291
Premium arising from exercise of share
 options                                                    --           --               --                41
Premium arising from exercise of warrants                   --           --               --            88,997
Premium arising from exercise of
 convertible debentures                                     --           --               --            32,843
Expenses incurred in connection with issue
 of shares                                                  --           --               --              (157)
Acquisition of subsidiaries                           (173,770)          --               --          (173,770)
Acquisition of additional interests in
 subsidiaries                                          (36,918)          --               --           (36,918)
Acquisition of additional interests in
 associates                                              2,676           --               --             2,676
Disposal of interest in a subsidiary                    (4,401)          --               --            (4,401)
Disposal of interests in associates                     10,093           --               --            10,093
Share of an associate's revaluation reserve
 of non-trading securities                                  --           --               --            (4,143)
Revaluation of non-trading securities                       --           --               --            (3,621)
Disposal of non-trading securities                          --           --               --            (1,167)
Other statutory reserve                                     --           --               35                35
Exchange differences arising on translation
 of overseas subsidiaries' financial
 statements                                                 --           --               --           (61,834)
Profit attributable to shareholders                         --           --               --           110,356
Dividends paid                                              --           --               --            (2,573)
                                                      --------          ---              ---          --------
As at December 31, 2000                               (544,096)         270              587           121,748
                                                      ========          ===              ===          ========

26.  FINANCIAL INSTRUMENTS

     The carrying amounts of the Group's cash and bank balances, accounts receivable, deposits, prepayments and other receivables, promissory notes, investment deposits, overseas unlisted investments, accounts payable and accruals, bills payable, balances with associates, directors and an unconsolidated subsidiary approximate their fair values because of the short maturity of those instruments. The carrying amounts of the bank loans and other long-term liabilities approximate their fair values based on borrowing rates currently available for bank loans with similar terms and maturities. See Notes 23 and 31 (c) for the fair values of convertible debentures and off-balance sheet instruments, respectively.


27.  NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOW

a. Reconciliation of profit before share of profit of associates and tax to net cash (outflow) inflow from operating activities:

                                                                           1998               1999               2000
                                                                         --------           --------           --------
                                                                           $'000              $'000              $'000
Profit before share of profit of
 associates and tax                                                       121,902            187,681            121,788
Write-back of prior year provision for
 potential liabilities associated with
 settled legal cases                                                           --                 --            (21,291)
Other revenue                                                             (63,394)            (1,772)           (11,799)
Interest income                                                           (28,721)           (13,388)           (35,246)
Interest expense                                                           58,057             71,029             66,506
Loss on revaluation of land and buildings                                   1,637                 --                 --
Depreciation expense                                                       17,733             30,207             37,641
Loss on disposal of fixed assets                                              124              1,474              4,992
Loss on disposal of interests in
 associates                                                                    --                 --              1,603
Loss on deemed disposal of interest in
 an associate                                                                  --                 --              3,793
Amortisation of intangible assets                                          46,061             60,066             43,623
Increase in deferred costs                                                 (8,249)            (5,841)                --
Provision for impairment in value of
 interest in an unconsolidated
 subsidiary                                                                    --              1,995                 --
Provision for impairment in value of
 long-term investment                                                         192                 --                 --
Provision for stock obsolescence                                            3,000              5,000              4,007
Provision for doubtful debts                                                7,000              7,400              8,401
(Increase) Decrease in stocks                                             (99,755)            17,708             16,507
(Increase) Decrease in accounts
 receivable                                                              (249,286)           197,519             85,072
(Increase) Decrease in deposits,
 prepayments and other receivables                                         (2,126)           (32,649)            51,636
Decrease in settlement sum receivable
 from Benetton                                                                 --                 --            338,550
(Increase) Decrease in licensing income
 receivable                                                               (22,000)            22,000                 --
Decrease in advance to associates                                          20,436                 --                 --
Decrease (Increase) in due from an
 associate                                                                     --              8,504             (7,524)
Increase (Decrease) in due to associates                                       --             19,171            (13,736)
Increase (Decrease) in accounts payable
 and accruals                                                              14,136             76,558            (58,857)
Increase (Decrease) in bills payable                                       25,815            (33,552)             6,009
Increase (Decrease) in amounts due to
 directors                                                                    368               (235)              (200)
                                                                         --------           --------           --------
Net cash (outflow) inflow from operating
 activities                                                              (157,070)           618,875            641,475
                                                                         ========           ========           ========

b.   Acquisition of subsidiaries

                                                                  1998                  1999                  2000
                                                                --------              --------              --------
                                                                  $'000                 $'000                $'000
Net assets acquired:
 Fixed assets                                                     48,202                 5,272                11,068
 Intangible assets                                               135,126                 5,738                   495
 Investment securities                                                --                    --                   730
 Cash and bank balances                                           57,115                   768                20,262
 Stocks                                                          139,286                 8,677               115,938
 Accounts receivable                                              64,042                 2,052               105,379
 Deposits, prepayments and other
  receivables                                                     75,791                   894                 1,826
 Bills payable                                                      (491)                   --                    --
 Bank borrowings                                                (134,829)               (4,021)              (19,136)
 Accounts payable and accruals                                  (142,597)              (13,023)             (190,293)
 Amounts due to associates                                        (9,824)                   --                    --
 Taxation                                                        (17,126)                 (390)                3,999
 Other long-term loan                                                 --                  (461)               (1,327)
 Trademark recognised on consolidated
  level                                                               --                    --                90,000
                                                                --------              --------              --------
                                                                 214,695                 5,506               138,941
 Goodwill                                                        101,584                17,608               173,770
                                                                --------              --------              --------
                                                                 316,279                23,114               312,711
 Share of an associate's gain on
  disposal of its subsidiary
  acquired by the Group                                               --                 2,896                    --
 Carrying value of interest in a
  subsidiary acquired originally
  held by the Group as interest in
  an associate                                                        --                   988                    --
                                                                --------              --------              --------
Total consideration                                              316,279                26,998               312,711
                                                                --------              --------              --------
Satisfied by cash                                                316,279                26,998               312,711
                                                                ========              ========              ========

     Analysis of net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries:

                                                               1998                 1999                  2000
                                                             --------              -------              --------
                                                              $'000                $'000                  $'000
Cash consideration                                            316,279               26,998               312,711
Cash and bank balances acquired                               (57,115)                (768)              (20,262)
Bank loans and overdrafts -- with
 maturity within 3 months                                          --                2,302                19,136
                                                             --------              -------              --------
Net outflow of cash and cash equivalents
 in respect of the acquisition of
 subsidiaries                                                 259,164               28,532               311,585
                                                             ========              =======              ========

c.   Analysis of changes in financing during the years:

                                 SHARE CAPITAL           BANK LOANS               OTHER LOANS
                                  (INCLUDING      -----------------------    -----------------------
                                    PREMIUM)      SHORT-TERM    LONG-TERM    SHORT-TERM    LONG-TERM    FINANCE LEASES
                                 -------------    ----------    ---------    ----------    ---------    --------------
                                    $'000           $'000         $'000         $'000        $'000           $'000
As of January 1, 1998              694,403            3,145      156,591          230            --          1,502
Net cash inflow
 (outflow) from
 financing                         465,556          132,629      (47,097)        (230)        6,907           (526)
Non-cash item arising
 from distribution of
 47.64% of shares of
 Egana Jewellery
 during the year                        --               --           --           --            --             --
Expenses incurred in
 prior year in
 connection with issue
 of shares in 1997                  (6,921)              --           --           --            --             --
Conversion of
 convertible debentures             24,102               --           --           --            --             --
Share of profit by
 minority investors                     --               --           --           --            --             --
Acquisition of
 subsidiaries                           --           95,029           --           --        39,800             --
                                 ---------         --------     --------         ----       -------         ------
As of December 31, 1998          1,177,140          230,803      109,494           --        46,707            976
Net cash inflow
 (outflow) from
 financing                             838          104,921      (53,801)          --       (23,498)           796
Expenses charged to
 share premium in
 connection with issue
 of convertible
 debentures                         (2,059)              --           --           --            --             --
Conversion of
 convertible debentures             31,746               --           --           --            --             --
Acquisition of
 additional interest
 in a subsidiary                        --               --           --           --            --             --
Dividend paid                           --               --           --           --            --             --
Share of profit by
 minority investors                     --               --           --           --            --             --
                                 ---------         --------     --------         ----       -------         ------
As of December 31, 1999          1,207,665          335,724       55,693           --        23,209          1,772
Net cash inflow
 (outflow) from
 financing                         215,912          (32,848)      (6,525)          --         2,992           (589)
Conversion of
 convertible debentures             61,620               --           --           --            --             --
Acquisition of
 subsidiaries                           --               --        1,327           --            --             --
Acquisition of
 additional interests
 in subsidiaries                        --               --           --           --            --             --
Disposal of interest in
 a subsidiary                           --               --           --           --            --             --
Dividends paid                          --               --           --           --            --             --
Share of profit by
 minority investors                     --               --           --           --            --             --
Exchange translation
 effect                                 --          (18,694)      (1,480)          --        (1,255)           (46)
                                 ---------         --------     --------         ----       -------         ------
As of December 31, 2000          1,485,197          284,182       49,015           --        24,946          1,137
                                 =========         ========     ========         ====       =======         ======

                                      CONVERTIBLE     MINORITY
                                       DEBENTURES    INTERESTS      TOTAL
                                      -----------    ---------    ---------
                                         $'000        $'000          $'000
 As of January 1, 1998                   55,848        2,844        914,563
 Net cash inflow
  (outflow) from
  financing                                  --           --        557,239
 Non-cash item arising
  from distribution of
  47.64% of shares of
  Egana Jewellery
  during the year                            --      147,742        147,742
 Expenses incurred in
  prior year in
  connection with issue
  of shares in 1997                          --           --         (6,921)
 Conversion of
  convertible debentures                (24,102)          --             --
 Share of profit by
  minority investors                         --       10,276         10,276
 Acquisition of
  subsidiaries                               --       (4,452)       130,377
                                        -------      -------      ---------
 As of December 31, 1998                 31,746      156,410      1,753,276
 Net cash inflow
  (outflow) from
  financing                             114,941           --        144,197
 Expenses charged to
  share premium in
  connection with issue
  of convertible
  debentures                              2,059           --             --
 Conversion of
  convertible debentures                (31,746)          --             --
 Acquisition of
  additional interest
  in a subsidiary                            --      (49,426)       (49,426)
 Dividend paid                               --       (4,311)        (4,311)
 Share of profit by
  minority investors                         --       29,303         29,303
                                        -------      -------      ---------
 As of December 31, 1999                117,000      131,976      1,873,039
 Net cash inflow
  (outflow) from
  financing                                  --           --        178,942
 Conversion of
  convertible debentures                (61,620)          --             --
 Acquisition of
  subsidiaries                               --           --          1,327
 Acquisition of
  additional interests
  in subsidiaries                            --      (31,888)       (31,888)
 Disposal of interest in
  a subsidiary                               --        2,515          2,515
 Dividends paid                              --      (14,489)       (14,489)
 Share of profit by
  minority investors                         --       13,113         13,113
 Exchange translation
  effect                                     --           --        (21,475)
                                        -------      -------      ---------
 As of December 31, 2000                 55,380      101,227      2,001,084
                                        =======      =======      =========

d.   Analysis of cash and cash equivalents:


                                                  1998                 1999                 2000
                                                --------             --------             --------
                                                  $'000                $'000                $'000
Cash and bank balances                           138,450              239,823              469,439
Promissory notes                                      --              140,219                   --
Bank loans and overdrafts                       (238,361)            (126,016)            (243,718)
Trust receipts and import loans                 (170,364)            (122,477)             (82,119)
                                                --------             --------             --------
                                                (270,275)             131,549              143,602
                                                ========             ========             ========


e.   Major non-cash transactions:

     (i) During the year ended December 31, 1998, the Group revalued its land and buildings which resulted in a decrease in revaluation reserve of approximately $11,359,000.

     (ii) During the year ended December 31, 1998, a compensation of approximately $67,178,000 in respect of the acquisition of Goldpfeil became receivable from the former owner of Goldpfeil which resulted in an increase in reserve of $56,292,000 and an increase in operating profit of $10,886,000, respectively (Note 6.c).

     (iii) During the year ended December 31, 1998, the Group recorded "Goldpfeil" trademark of $125,850,000 which was acquired as part of the acquisition of the Goldpfeil Group during 1998. This resulted in an increase in the intangible assets of $125,850,000.

     (iv) During the year ended December 31, 2000, the Group recorded "Junghans" and "Eurochron" trademark of $90,000,000 which were acquired as part of the acquisition of Junghans Group during 2000. This resulted in an increase in the intangible assets of $90,000,000 (Note 13.a).


28.  PENSION SCHEME

     The Group has established pension schemes for all Hong Kong employees and employees of certain overseas subsidiaries. Contributions to all schemes are charged to statements of operations in the year in which they are incurred.

     The Group's Hong Kong employees are members of three defined contribution schemes. The amount of the Group's contributions is based on specified percentage of the basic salary and the length of service of employees, and forfeited contribution in respect of unvested benefits is used to reduce the Group's ongoing contributions otherwise payable.

     With the implementation of the Mandatory Provident Fund ("MPF") in Hong Kong since December 1, 2000, the Group's Hong Kong employees are mandatory to participate in the MPFs. The Group makes monthly contributions to the scheme based on 5-7% of the employees' basic salaries. During the year ended 31st December, 2000, the Group's contribution including the amount contributed under the previous defined contribution schemes was approximately $2,238,000 (1999 - $2,164,000). The assets of the fund are held separately from those of the Group and are managed by independent professional fund managers.

     Employees of certain overseas subsidiaries are members of a defined benefit scheme. There is no requirement for these employees to make periodic contribution to the scheme. As at December 31, 2000, the scheme was still unfunded and comprised no scheme assets. The latest actuarial valuation of this defined benefit scheme was completed at December 31, 2000 by M&L Gesellschaft for Versicherungs mathematik mbH. The actuarial method adopted was the projected unit credit method and the main actuarial assumptions were as follows:

Interest rate                                          6%
Inflation rate                                       1.5%
Personnel turnover rate                              1.8%

     Since there were no scheme assets as at December 31, 2000, there is a 100% deficiency for the accrued actuarial liabilities. Accordingly, the Group had accrued the needed amount based on the actuarial report and the Group's future contribution is designed to fund the shortfall over a period of time.


29.  CONTINGENT LIABILITIES

a. In connection with the acquisition of Goldpfeil in 1998, the terms of the Agreement stated that should the operating result of the Goldpfeil Group of each of the years 1999, 2000 and 2001 respectively exceed Deutschmark 2,000,000, the ex-owner of Goldpfeil shall be entitled to 30% of the excess amount of the respective year; but not to exceed Deutschmark 5,000,000 in total. As the operating result of Goldpfeil Group did not exceed the threshold, no such profit entitlement was attributable to the ex-owner for the years of 1999 and 2000 (6.c).

b.   Contingent liabilities not provided for by the Group were summarised below:

                                                                   1999                   2000
                                                                 -------                 ------
                                                                  $'000                  $'000
Discounted bills with recourse                                   104,004                 44,715
                                                                 =======                 ======

30.  BANKING FACILITIES

     As of December 31, 1999 and 2000, the Group's banking facilities for overdrafts, loans and trade financing were secured by unconditional and continuing corporate guarantee provided by the Company and cross guarantees among its subsidiaries.

     As of December 31, 1999, the Group had long-term bank loan of approximately $31,200,000, for which the Group had to undertake various covenants pursuant to the loan agreement. The bank loan was repaid in full in April 2000.

     The bank covenants in respect of the loan agreement effective December 31, 1999 were as follows:

a. the consolidated tangible net worth be maintained above $590,000,000 as of December 31, 1999;

b. the ratio of consolidated total liabilities to consolidated tangible net worth did not exceed 1.3:1 as of December 31, 1999;

c. the ratio of consolidated total current assets to consolidated total current liabilities will not be less than 1.2:1 as of December 31, 1999;

d. the interest coverage ratio will not be less than 3:1 for the year ended December 31, 1999; and

e. the gearing ratio of consolidated net borrowing to consolidated tangible net worth will not exceed 0.85:1 for the year ended December 31, 1999.

     As of December 31, 1999, the Group was in compliance with all of the covenants.


31.  COMMITMENTS

     As of December 31, 1999 and 2000, the Group had the following commitments:

     a.   Operating leases:

                                               1999                              2000
                                --------------------------------   --------------------------------
                                LEASEHOLD LAND     FURNITURE AND   LEASEHOLD LAND     FURNITURE AND
                                 AND BUILDINGS       EQUIPMENT      AND BUILDINGS       EQUIPMENT
                                --------------     -------------   --------------     -------------
                                     $'000             $'000            $'000             $'000
Annual commitments under
  non-cancellable operating
  leases which would expire
 -- within one year                 16,441             2,303            3,975             7,520
 -- in the second to fifth
     year inclusive                  6,176             4,312           34,052             5,522
 -- after five years                10,649             1,742            5,051                --
                                    ------            ------           ------            ------
                                    33,266             8,357           43,078            13,042
                                    ======            ======           ======            ======

b.   Royalties:

                                                                  1999                   2000
                                                                 ------                 ------
                                                                  $'000                  $'000
Minimum annual royalty payments under licence
 agreements which would expire
  -- within one year                                             29,958                  9,929
  -- in the second to fifth year inclusive                       21,187                 33,678
  -- after five years                                                --                  1,974
                                                                 ------                 ------
                                                                 51,145                 45,581
                                                                 ======                 ======

c.   Off-Balance Sheet Commitments

     As of December 31, 1999 and 2000, the Group had several firmly committed sales denominated in other foreign currencies.

     During the years ended December 31, 1999 and 2000, the Group entered into forward foreign exchange contracts in order to hedge non-Hong Kong dollar liabilities and firmly committed non-Hong Kong dollar commercial transactions. The contracts were arranged with commercial banks. The Group also sold some currency options.

     Details of the forward contracts/options as at December 31, 1999 were as follows:

     (i)  Contract amount and fair value

          The outstanding forward exchange contracts as of December 31, 1999, were as follows:

                                  CONTRACT                                        MATURITY
                     CURRENCY      AMOUNT       FAIR VALUE         MATURITY        AMOUNT
                     ---------    --------      ----------      --------------    ---------
                                   ('000)         ('000)                           ('000)
1999     Sell          JPY         82,000             --        March 2000        US$   813
         Sell          JPY         58,804         US$  5        March 2000        HK$ 4,492
         Buy           DEM         19,913         US$460        From January      US$10,824
                                                                 2000 through
                                                                 June 2000
         Buy           Euro         7,579         US$831        From January      US$ 8,606
                                                                 2000 through
                                                                 May 2000

          During the year ended December 31, 1999, the Group also entered into call options whereby the banks paid premiums to the Group to purchase options to buy foreign currency from the Group. In this case, the Group has an obligation to sell the foreign currency at a fixed rate on a specified date if the banks elected to buy. If the spot rate in the market was more favourable on the maturity date than the fixed rate, the banks would buy the foreign currency in the market and the Group would earn the premium. On the other hand, if the fixed rate was more favourable than the market rate, the banks would exercise the option and buy the currency from the Group.

c.   Off-Balance Sheet Commitments (Cont'd)

     (i)   Contract amount and fair value (Cont'd)

           The outstanding call options as of December 31, 1999 were as follows:

                                 CONTRACT                                     MATURITY
                      CURRENCY    AMOUNT    FAIR VALUE       MATURITY          AMOUNT
                      --------   --------   ----------   -----------------   ---------
                                  ('000)      ('000)                          ('000)
1999     Obligation     Euro      20,100      US$39      From April 2000     US$22,417
          to sell                                         through May 2000

           There were no outstanding forward foreign exchange contracts and written currency options as of December 31, 2000.

     (ii)  Transaction risk,

           -- Credit risk -- the banks with whom the Group has entered into the aforementioned contracts are reputable, and the Group does not expect to be exposed to significant credit risks.

           -- Market risk -- all exchange contracts are entered into to minimize the Group's exposures.

     (iii) Requirement of cash flow

           The Group's purpose in holding those contracts is to limit its exposure to potential losses resulting from potential adverse fluctuations in net assets, liabilities and commitments denominated in foreign currency. Therefore, there will be no significant extra cash requirement resulting from the realization of the contracts.


32.  OPERATING RISK

     Concentration of customers and suppliers

     The Group purchased raw materials from a number of suppliers. Details of individual suppliers accounting for more than 5% of the Group's purchases were as follows:

                                          1998         1999         2000
                                          -----       -----         -----
                                          $'000       $'000         $'000
Marubeni                                  N/A*          13%          6.3%
Peace Mark Limited                        8.2%          11%          N/A***
Hang Seng China Trading Limited           5.4%         N/A**         N/A***
                                          ===          ===           ===

------------
* Total purchases were less than 5% of the Group's purchases for the year ended December 31, 1998.
** Total purchases were less than 5% of the Group's purchases for the year ended December 31, 1999.
*** Total purchases were less than 5% of the Group's purchases for the year ended December 31, 2000.

     The Group made sales to a number of customers. Details of individual customers accounting for more than 5% of the Group's sales were as follows:

                                                        1998                1999               2000
                                                        -----               -----              -----
                                                        $'000               $'000              $'000
Collins Enterprises Limited                              N/A****             6.4%               N/A****
                                                         ===                 ===                ===

------------
**** Total sales were less than 5% of the Group's sales for the years ended
     December 31, 1998 and 2000.


33. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

     The Group's accounting policies conform with HK GAAP which differ in certain respects from U.S. GAAP. These differences are reflected in the following reconciliations and principally relate to items discussed in the following paragraphs:

a.   Deferred advertising costs

     The Group has deferred and amortised certain advertising costs over one to three years. Under HK GAAP, deferral of these costs is allowed. Under U.S. GAAP, such costs are generally expensed as incurred.

b.   Deferred start-up costs

     The Group has deferred certain start-up costs in relation to new business. Under HK GAAP, deferral of these costs is allowed. Under U.S. GAAP, such costs are generally expensed as incurred.

33. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (Cont'd)

c.   Deferred legal expenses

     As of December 31, 1998 the Group deferred all of the legal expenses related to a litigation in which the Group is the plaintiff. The Directors were of the opinion that the outcome of the case would be favourable to the Group and that all related legal expenses would be recovered. According to U.S. GAAP, such expenses should be expensed as incurred.

d.   Deferred project costs

     The Group has deferred certain consultancy fees in relation to anticipated acquisitions. Under U.S. GAAP, such costs are generally expensed as incurred.

e.   Share options

     The Group offered its employees share options at an exercise price lower than the fair value at the measurement date. Under HK GAAP, no entries are recorded until the options are exercised. Under U.S. GAAP, the Group accounts for stock-based compensation using the fair value method on the grant date in accordance with SFAS No. 123.

     The fair value of option granted during the year ended December 31, 2000 is estimated, using the Black-Scholes option-pricing model, to be $0.118. The fair value is estimated on the date of grant using the following assumptions:

Risk-free interest rate                            5%
Expected dividend yield                    ---------
Expected option life                       7.5 years
Expected stock price volatility                   17%
                                           =========


f.   Goodwill

     The Group has accumulated the goodwill from acquisitions as a debit balance charged against the shareholders' equity. Under HK GAAP, this method is allowed and no amortisation is necessary. Under U.S. GAAP, goodwill is recorded as an intangible asset and amortised over a period of not longer than forty years.

33. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (Cont'd)

g.   Revaluation of fixed assets

     On December 31, 1994 and December 31, 1998, the Group's leasehold land and buildings were revalued by an independent professionally qualified valuer, on an open market value basis, based on their existing use. The excess of the revalued amount over historical cost was credited to the revaluation reserve account. Under U.S. GAAP, such revaluation is not permitted. As such, the following reconciliation reinstated the original basis of the fixed assets, net of accumulated depreciation and adjusted depreciation expense accordingly.

h.   Depreciation of leasehold land

     Prior to January 1, 1996, the Group had not provided for depreciation of leasehold land, which was acceptable under the old HK GAAP. Effective January 1, 1996, such leasehold land has been depreciated over the unexpired lease term on a proportion basis in order to comply with the prevailing HK GAAP. Under U.S. GAAP, however, leasehold land should be depreciated from the date of acquisition over the term of the lease.

i.   Convertible debentures

     As mentioned in Note 23, the Company issued new convertible debentures of US$15 million to a third party during the year ended December 31, 1999. Under HK GAAP, the embedded conversion feature was not valued separately and the convertible debentures were stated at their face value. Under U.S. GAAP, the embedded conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to contributed capital. The amount was calculated at the commitment date as the difference between the conversion price and the fair value of the ordinary shares into which convertible debentures are convertible, multiplied by the number of shares into which the convertible debentures are convertible. Also, the discount resulting from the allocation of proceeds to the conversion feature should be initially recorded as an asset and amortized as interest expenses through the earliest conversion date.

j.   Dividends declared

     The Group has recorded dividends under HK GAAP in the year in which those dividends applied. Under U.S. GAAP, such dividends should be recorded in the year in which they are declared.

33. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (Cont'd)

k.   Gain and interest income in relation to the Benetton case

     As mentioned in Note 6.a, arbitration award of approximately $185,000,000 plus legal fees and costs recovery, and the related legal interest, totalling $220,786,000 was recorded as a gain in 1994 under HK GAAP. During the years ended December 31, 1995 to 1998, aggregated legal interests of approximately $49,515,000 (1998 -- $11,778,000) were also recorded as income by the Group under HK GAAP.

     Under Statement of Standard Accounting Practice Number 8 of HK GAAP, contingent gain can be recognized when the realization of the gain becomes reasonably certain.

     Under U.S. GAAP, the criteria for recognition of this arbitration award is more restrictive than under HK GAAP and the related receivable balance can only be recognized to the extent of the amount realized. As such, no gain and interest income in relation to the Benetton case had been recorded under U.S. GAAP for the year ended December 31, 1998.

     Subsequent to December 31, 1999, the Group and Benetton reached a final settlement agreement to resolve, compromise, and extinguish, fully and completely, all claims and disputes between the Group and Benetton. In connection therewith, the Group received approximately $338,550,000 from Benetton. After netting off relevant legal and professional fees and other related expenses incurred, an income of approximately $312,709,000 was recorded under U.S. GAAP for the year ended December 31, 1999.

l.   Appropriation and gain from distribution of shares in a subsidiary

     As mentioned in Note 9, under HK GAAP, the Company distributed 47.64% of the issued share capital of Egana Jewellery to the subscribers of the Company's rights shares in July 1998 and recorded an appropriation of approximately $199,358,000 to these subscribers which represented the market value of 47.64% of the issued share capital of Egana Jewellery distributed. Also, as mentioned in Note 6.b, the Group recorded a gain of approximately $51,616,000 arising from the distribution of Egana Jewellery's shares in relation to the rights issue of the Company in 1998.

     Under U.S. GAAP, such distribution in relation to rights issue should be recorded as a spin-off at book value and no gain or loss should be recognized.

m.   Translation of the statements of operations of overseas subsidiaries

     For the purpose of consolidation, the statements of operations of overseas subsidiaries with functional currencies other than Hong Kong dollars are translated into Hong Kong dollars at the prevailing rates of exchange at the balance sheet date. Under HK GAAP, this closing rate method is allowed. Under U.S. GAAP, the statements of operations of overseas subsidiaries are translated into Hong Kong dollars at the weighted average exchange rates during the respective financial year.

33. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (Cont'd)

     The impact of U.S. GAAP adjustments on net profits, shareholders' equity and balance sheets was as follows:

RECONCILIATION OF NET PROFITS:

     Net profits, adjusted to take into account of the significant differences between HK GAAP and U.S. GAAP, were as follows:

                                                                                1998                  1999                  2000
                                                                              ---------            ----------           ----------
                                                                                $'000                $'000                 $'000
Net profit as reported under HK GAAP                                            123,448               153,698              110,356
                                                                              ---------            ----------           ----------
Approximate U.S. GAAP adjustments --
  Amortization of goodwill                                                       (4,011)               (6,515)              (7,939)
  Write-off of goodwill                                                              --               (28,226)                  --
  Project costs deferred in the year                                             (3,481)               (3,097)                (811)
  Advertising costs deferred in the year                                        (31,162)              (12,371)             (18,971)
  Reversal of loss on disposal of interest in
   associates for goodwill previously amortized                                      --                    --                  794
  Reversal of gain on disposal of interest in a
   subsidiary for goodwill previously amortized                                      --                    --                 (220)
  Exchange adjustment on translation of
   overseas subsidiaries' statements of
   operations                                                                        --                    --               (1,003)
  Legal expenses deferred in the year                                            (8,249)                   --                   --
  Start-up costs deferred in the year                                            (4,803)                   --                   --
  Amortisation of deferred expenditure                                           24,121                37,323               20,583
  Depreciation expense due to revaluation                                           261                   (39)                 (41)
  (Reversal) Recognition of gain in relation to
   Benetton case                                                                (11,778)              310,937                   --
  Interest expense on convertible debentures                                         --               (13,788)             (29,414)
  Salary expense related to share options
   granted                                                                           --                    --               (9,900)
  Minority investors' share of deferred
   expenditure written off in the year                                               --                    --                2,654
  Reversal of gain from spin-off of jewellery
   business                                                                     (51,616)                   --                   --
                                                                              ---------            ----------           ----------
Total adjustments                                                               (90,718)              284,224              (44,268)
                                                                              ---------            ----------           ----------
Approximate net profit under U.S. GAAP                                           32,730               437,922               66,088
Unrealized gain (loss) on available-for-sale
 securities                                                                          --                 1,167               (3,621)
Share of an associate's revaluation reserve of
 available-for-sale securities                                                       --                    --               (4,143)
Currency translation adjustments                                                 15,574               (30,450)             (59,413)
                                                                              ---------            ----------           ----------
Comprehensive income (loss)                                                      48,304               408,639               (1,089)
                                                                              =========            ==========           ==========
Approximate basic earnings per share under U.S.
 GAAP                                                                         0.41 cent            4.54 cents            0.62 cent
                                                                              =========            ==========           ==========
Approximate diluted earnings per share under
 U.S. GAAP                                                                    0.38 cent            4.48 cents            0.60 cent
                                                                              =========            ==========           ==========
Weighted average number of shares outstanding
 (in '000)
  Basic                                                                       8,023,513             9,650,739           10,687,235
                                                                              =========            ==========           ==========

  Diluted                                                                     8,869,286             9,760,672           11,365,225
                                                                              =========            ==========           ==========

33. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (Cont'd)

RECONCILIATION OF SHAREHOLDERS' EQUITY:

     Shareholders' equity, adjusted to take into account the significant differences between HK GAAP and U.S. GAAP, was as follows:

                                                                                1998                 1999                  2000
                                                                             ---------             ---------             ---------
                                                                               $'000                 $'000                 $'000
Shareholders' equity as reported under HK
 GAAP                                                                        1,120,300             1,142,030             1,254,295
                                                                             ---------             ---------             ---------
Approximate U.S. GAAP adjustments --
  Goodwill                                                                     246,400               341,776               516,444
  Write-off                                                                         --               (28,226)                   --
  Less: accumulated amortization                                               (18,576)              (25,091)              (33,030)
                                                                             ---------             ---------             ---------
                                                                               227,824               288,459               483,414
                                                                             ---------             ---------             ---------
  Revaluation of fixed assets                                                    1,649                 1,649                 1,649
  Less: accumulated depreciation                                                (4,618)               (4,618)               (4,618)
  Add: reversal of additional depreciation                                         907                   868                   827
                                                                             ---------             ---------             ---------
                                                                                (2,062)               (2,101)               (2,142)
                                                                             ---------             ---------             ---------

  Deferred legal expenses                                                      (49,813)                   --                    --
  Deferred project costs                                                        (2,389)               (4,390)               (3,000)
  Deferred advertising costs                                                   (33,688)              (10,402)              (10,576)
  Deferred start-up costs                                                       (1,893)                   --                    --
  Depreciation of leasehold land                                                   (16)                  (16)                  (16)
  Reversal of dividend payable                                                      --                36,538                    --
  Minority investors' share of deferred
   expenditure written-off in the year                                              --                    --                 2,654
  Contributed capital from conversion
   feature of convertible debentures                                                --                43,202                    --
  Interest expense on convertible
   debentures                                                                       --               (13,788)                   --
  Restatement of appropriation at book
   value                                                                        51,616                    --                    --
  Reversal of gain from spin-off of
   jewellery business                                                          (51,616)                   --                    --
  Reversal of gain in relation to
   Benetton case                                                              (261,124)                   --                    --
                                                                             ---------             ---------             ---------
Total adjustments                                                             (123,161)              337,502               470,334
                                                                             ---------             ---------             ---------
Approximate shareholders' equity under U.S.
 GAAP                                                                          997,139             1,479,532             1,724,629
                                                                             =========             =========             =========

33. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (Cont'd)

     Changes in shareholders' equity under U.S. GAAP were as follows:

                                                                         1998                  1999                 2000
                                                                       --------             ---------            ---------
                                                                         $'000                 $'000               $'000
Balance, beginning of year                                              656,184               997,139            1,479,532
Shares issued upon exercise of share options                                 71                    24                   86
Shares issued upon exercise of warrants                                   9,319                   576              126,945
Shares issued upon exercise of convertible
 debentures                                                               7,063                18,386               28,777
Shares issued for cash                                                  132,173                    --                   --
Premium arising from exercise of share options                               86                     7                   41
Premium arising from exercise of warrants                                21,055                   504               88,997
Premium arising from exercise of
 convertible debentures                                                  17,039                13,359               32,843
Premium arising from issue of shares                                    330,431                    --                   --
Expenses incurred in connection with issue
 of shares                                                              (34,500)                 (273)                (157)
Expenses incurred in connection with issue
 of convertible debentures                                                   --                (2,059)                  --
Contributed capital from issuance of share
 options                                                                     --                    --                9,900
Net profit for the year                                                  32,730               437,922               66,088
Appropriation for spin-off of jewellery
 business                                                              (147,742)                   --                   --
Dividends declared                                                      (42,364)                   --              (39,111)
Surplus (Deficit) on revaluation of
 available-for-sale securities                                               --                 1,167               (3,621)
Disposal of available-for-sale securities                                    --                    --               (1,167)
Share of an associate's revaluation reserve
 of available-for-sale securities                                            --                    --               (4,143)
Other reserves                                                               20                    28                   35
Contributed capital from conversion feature
 of convertible debentures                                                   --                43,202                   --
Exchange differences arising on translation
 of the financial statements of overseas
 subsidiaries                                                            15,574               (30,450)             (60,416)
                                                                       --------             ---------            ---------
                                                                        997,139             1,479,532            1,724,629
                                                                       ========             =========            =========

33. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (Cont'd)

RECONCILIATION OF BALANCE SHEETS:

     Reconciliations of significant balance sheet accounts under HK GAAP to those approximate amounts under U.S. GAAP were as follows:

                                                                                           1999                  2000
                                                                                         ---------             ---------
                                                                                           $'000                 $'000
(a) Non-current assets:
    As reported under HK GAAP                                                              642,170               939,406
                                                                                         ---------             ---------
    Approximate U.S. GAAP adjustments --
      Goodwill                                                                             288,459               483,414
      Reversal of revaluation of fixed assets                                               (2,969)               (2,969)
      Reversal of additional depreciation recorded on revalued
       fixed assets                                                                            868                   827
      Depreciation of leasehold land                                                           (16)                  (16)
      Deferred advertising costs                                                           (10,402)              (10,576)
      Deferred project costs                                                                (4,390)               (3,000)
                                                                                         ---------             ---------
    Total adjustments                                                                      271,550               467,680
                                                                                         ---------             ---------
    Approximate non-current assets under U.S. GAAP                                         913,720             1,407,086
                                                                                         =========             =========

(b) Current liabilities:
    As reported under HK GAAP                                                            1,241,413             1,349,676
    Approximate U.S. GAAP adjustments --
     Reversal of dividend payable                                                          (36,538)                   --
                                                                                         ---------             ---------
    Approximate current liabilities under U.S. GAAP                                      1,204,875             1,349,676
                                                                                         =========             =========

(c) Non-current liabilities:
    As reported under HK GAAP                                                              169,673               113,239
    Approximate U.S. GAAP adjustments --
     Discount on the issuance of convertible debentures                                    (29,414)                   --
                                                                                         ---------             ---------
    Approximate non-current liabilities under U.S. GAAP                                    140,259               113,239
                                                                                         =========             =========

(d) Minority interests:
    As reported under HK GAAP                                                              131,976               101,227
    Approximate U.S. GAAP adjustments --
     Minority investors' share of deferred expenditures
     written-off in the year                                                                    --                (2,654)
                                                                                         ---------             ---------
    Approximate minority interest under U.S. GAAP                                          131,976                98,573
                                                                                         =========             =========

33. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (Cont'd)

CONSOLIDATED STATEMENTS OF CASH FLOW UNDER U.S. GAAP:

                                                                                     1998                1999               2000
                                                                                   --------            --------            -------
                                                                                     '000                '000                '000
Cash flows from operating activities:
  Net profit                                                                         32,730             437,922             66,088
  Adjustments to reconcile net profit to net
   cash provided by operating activities --
   Write-back of prior year provision for
    potential liabilities associated with
    settled legal cases                                                                  --                  --            (21,291)
   Decrease in settlement sum receivable from
    Benetton                                                                             --                  --            338,550
   Gain on disposal of investment securities                                             --                  --             (6,107)
   Gain on partial disposal of interest in a
    subsidiary                                                                           --                  --             (3,587)
   Gain on disposal of an unconsolidated
    subsidiary                                                                           --                  --             (1,885)
   Gain in relation to Benetton case                                                     --            (312,709)                --
   Loss on deemed disposal of interests in an
    associates                                                                           --                  --              3,793
   Loss on disposal of interests in associates                                           --                  --                809
   Share of profit of associates                                                    (15,447)            (20,285)           (20,455)
   Minority interests                                                                10,276              29,303             10,459
   Dividends received from associates                                                 6,531               5,375              6,825
   Dividends paid                                                                   (42,364)             (4,311)           (53,600)
   Interest expense on convertible debenture                                             --              13,788             29,414
   Depreciation expense                                                              17,472              30,246             37,682
   Loss on disposal of fixed assets                                                     124               1,474              4,992
   Amortisation of intangible assets                                                 65,397              44,726             50,761
   Write-off of intangible assets                                                        --              28,226                 --
   Increase in deferred costs                                                            --              (5,841)                --
   Salary expenses related to share options
    granted                                                                              --                  --              9,900
   Provision for impairment in value for
    interest in an unconsolidated subsidiary                                             --               1,995                 --
   Provision for impairment in value of
    long-term investment                                                                192                  --                 --
   Loss on revaluation of land and buildings                                          1,637                  --                 --
   Provision for stock obsolescence                                                   3,000               5,000              4,007
   Provision for doubtful debts                                                       7,000               7,400              8,401
   Exchange adjustment on translation of
    overseas subsidiaries' statements of
    operations                                                                           --                  --              1,003
   (Increase) Decrease in stocks                                                    (99,755)             17,708             16,507
   (Increase) Decrease in accounts receivable                                      (249,287)            197,519             85,072
   (Increase) Decrease in deposits,
     prepayments and other receivables                                               (2,126)            (32,649)            51,300
   (Increase) Decrease in licensing income
    receivable                                                                      (22,000)             22,000                 --
   Decrease in advances to associates                                                20,436                  --                 --
   Decrease (Increase) in due from an associate                                          --               8,504             (7,524)
   Increase (Decrease) in due to associates                                              --              19,171            (13,736)
   Increase (Decrease) in accounts payable and
    accruals                                                                         14,136              76,558            (58,857)
   Increase (Decrease) in bills payable                                              25,815             (33,552)             6,009
   (Decrease) Increase in tax payable                                               (13,858)              3,244            (11,501)
   Increase (Decrease) in deferred taxation                                           8,468              (1,975)             3,564
   Increase (Decrease) in amounts due to
    directors                                                                           368                (235)              (200)
                                                                                   --------            --------            -------
     Net cash (used in) provided by
      operating activities                                                         (231,255)            538,602            536,393
                                                                                   --------            --------            -------

33. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (Cont'd)

CONSOLIDATED STATEMENTS OF CASH FLOW UNDER U.S. GAAP (Cont'd):

                                                                           1998                1999                2000
                                                                         --------            --------            --------
                                                                           '000                '000                '000
Cash flows from investing activities:
  Purchase of fixed assets                                                (26,022)            (39,079)            (88,398)
  Proceeds from disposal of fixed assets                                      547                 711                 173
  Purchase of intangible assets                                           (76,664)            (26,095)            (51,084)
  Purchase of subsidiaries                                               (259,164)            (28,532)           (311,585)
  Disposal of a subsidiary                                                     --                 349                  --
  Disposal of an unconsolidated subsidiary                                     --                  --               2,108
  Disposal of interest in a subsidiary                                         --                  --               2,262
  Purchase of additional interests in
   subsidiaries                                                            (1,032)           (114,333)            (71,019)
  Proceeds from partial disposal of interests
   in associates                                                               --                  --              33,186
  (Increase) Decrease in advance to an
   unconsolidated subsidiary                                                   --              (4,545)              4,545
  Purchase of an associate                                                     --             (30,430)                 --
  Purchase of additional interest in associates                            (5,020)            (36,231)             (7,167)
  Disposal of (Increase in) long-term
   investments                                                              2,688             (12,071)           (167,326)
  Disposal of investment securities                                            --                  --              14,761
  Increase in short-term investments                                     (117,717)            (25,178)            (62,157)
                                                                         --------            --------            --------
     Net cash used in investing activities                               (482,384)           (315,434)           (701,701)
                                                                         --------            --------            --------
Cash flows from financing activities:
  Net proceeds from issuance of shares                                    465,556                 838             215,912
  Proceeds from (Repayment) of new short-term
   bank loans                                                             132,629             104,921             (32,848)
  Repayment of long-term bank loans                                       (47,097)            (53,801)             (6,525)
  Net proceed (Repayment of) from other loans                               6,677             (23,498)              2,992
  Net proceeds from issue of convertible
   debentures                                                                  --             114,941                  --
  Increase (Decrease) in bank loans within 3
   months and bank overdrafts                                             122,113            (112,345)            117,702
  Increase (Decrease) in trust receipts and
   import loans                                                            89,462             (47,887)            (40,358)
  (Increase) Decrease in time deposit with
   maturity within three months                                                --            (140,219)            140,219
  (Repayment) Inception of obligations under
   finance leases                                                            (526)                796                (589)
                                                                         --------            --------            --------
     Net cash provided by (used in)
      financing activities                                                768,814            (156,254)            396,505
                                                                         --------            --------            --------
EFFECT OF CHANGES IN EXCHANGE RATES ON CASH
 BALANCES HELD IN FOREIGN CURRENCIES                                       (6,689)             34,459              (1,581)
                                                                         --------            --------            --------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                  48,486             101,373             229,616
CASH AND CASH EQUIVALENTS,
 beginning of year                                                         89,964             138,450             239,823
                                                                         --------            --------            --------
CASH AND CASH EQUIVALENTS,
 end of year                                                              138,450             239,823             469,439
                                                                         ========            ========            ========

33. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (Cont'd)


(a)  Supplemental disclosures of cash flow information:

                                       1998             1999          2000
                                      -------         -------        -------
                                       $'000           $'000          $'000
Interest received                      28,721          13,388         34,910
                                      =======         =======        =======
Interest paid                         (58,058)        (71,029)       (66,506)
                                      =======         =======        =======
Tax paid                               (9,310)        (24,473)       (27,445)
                                      =======         =======        =======
Tax refunded                              295             777            734
                                      =======         =======        =======


RECENT U.S. GAAP PRONOUNCEMENTS:

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, (FAS 133), "Accounting for Derivative Instruments and Hedging Activities", which requires adoption in fiscal years beginning after June 15, 2000 while earlier adoption is permitted. We are required to adopt by fiscal 2001. The effect of adopting the Standard is currently being evaluated but is not expected to have a material effect on our consolidated results of operations or financial position. FAS 133 will require us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The ineffective portion, if any, of a derivative's change in fair value will be immediately recognized in earnings.


34.  SUBSEQUENT EVENTS

     Subsequent to December 31, 2000, the Group carried out the following transactions:

a. In February and March 2001, the Group subscribed for a 15% equity interest in the Tonga Group at a consideration of $46,800,000. Together with Super Plus's subscription of 6.25% equity in Tonga Group, the Group has a total of approximately 16% equity interest in Tonga Group, held directly and indirectly through its subsidiaries and Super Plus, respectively. Tonga Group is currently an investment holding company principally engaged in the sourcing, processing and distribution of wood products that intends to participate in a forestry project in Suriname to process wood in an environmental friendly manner, as well as to establish a B2B building material exchange platform on a global basis.

b. Convertible debentures of approximately US$2,500,000 were converted to 122,490,823 shares of the Company at the option of the debenture holder. The conversion of convertible debentures issued post January 1, 2001 increased shareholders' fund by approximately $19,467,000.

c. In March 2001, the Group placed a deposit of $21,000,000 with a third party to obtain an exclusive right to acquire a maximum of 40% interest in an information technology project.


35.  APPROVAL OF THE FINANCIAL STATEMENTS

     The financial statements were approved by the Board of Directors on April 26, 2001.

                        EXHIBITS 1.1 TO 1.3 TO FORM 20-F

                       EGANAGOLDPFEIL (HOLDINGS) LIMITED

                         COMMISSION FILE NUMBER 0-29448

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000



EXHIBIT
NUMBER                                                 DESCRIPTION OF EXHIBITS

1.1     Company issuance of US$15,000,000 unsecured convertible debentures to Credit Suisse First Boston (Hong Kong) Limited due on December 15, 2002.

1.2     Agreement and deed of assignment, whereby the Group acquired 100% of the issued share capital of Junghans.

1.3     Tonga Group issuance of convertible notes in the aggregate principal amount of US$14,200,000 to the Group.